Filed pursuant to rule 424(b)(4)
Registration No. 333-141860

7,700,000

American Depositary Shares

Representing 23,100,000 Ordinary Shares

Acorn International, Inc.

This is an initial public offering of American depositary shares, or ADSs, each representing three ordinary shares of Acorn International, Inc. We are offering 6,700,000 ADSs, and the selling shareholders identified in this prospectus are offering 1,000,000 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is $15.50 per ADS.

Our application to list our ADSs on the New York Stock Exchange under the symbol “ATV” has been approved.

Investing in our ADSs involves a high degree of risk. See “ Risk Factors” beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us	Proceeds, Before Expenses, to the Selling Shareholders
Per ADS	$15.500	$1.085	$14.415	$14.415
Total	$119,350,000	$8,354,500	$96,580,500	$14,415,000

The underwriters have an option to purchase up to 1,155,000 additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about May 8, 2007.

Merrill Lynch & Co.	Deutsche Bank Securities

CIBC World Markets

The date of this prospectus is May 2, 2007.

紫环
ZEHOM
好记星
OZING
氧立得
80 distributors covering more than 20,000 retail outlets
New products and services from SME suppliers in China
Nationwide media presence with 44 TV channels
Three call centers & nationwide fulfillment capabilities
背背佳
babaka
操盘手

ACORN

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until May 27, 2007 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary sales platforms are our TV direct sales platform and nationwide distribution network. We operate the largest TV direct sales business in China in terms of revenues and TV air time purchased according to Euromonitor International (Asia) Pte Ltd., or Euromonitor. We believe we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products and services to consumers. Our significant TV air time presence allows us to test-market, promote and sell products and services in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products and services that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements.

Using these integrated TV direct sales and nationwide distribution network platforms, we have developed several leading proprietary brands. In addition, we have expanded into other forms of direct selling, such as catalogs and outbound calls, to further strengthen our promotional efforts and generate additional revenue opportunities from our existing customer base. We believe our vertically integrated direct sales operations, which include product development, TV and other direct sales and marketing, call center operations, and order fulfillment and delivery, combined with our nationwide distribution network, allow us to effectively reach consumers and maximize sales throughout China.

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. Since 2003, we have been the largest TV direct sales operator in China in terms of revenue according to Euromonitor. Our TV direct sales programs, which are typically five to ten minutes in length, are currently aired on four nationwide China Central Television, or CCTV, channels, 28 national satellite TV channels, four international satellite channels operating in China and eight local channels. Sales generated through our TV direct sales platform accounted for substantially all of our direct sales net revenues, which in turn comprised 45.1% and 54.7% of our net revenues in 2005 and 2006, respectively. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products and services. Our brand promotion advertising in connection with our electronic learning devices was recognized in 2005 when we won the EFFIE gold award issued by the China Marketing Association chartered by New York American Marketing Association.

We have three call centers in Shanghai, Beijing and Shenzhen, two of which operate 24 hours per day. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2006, we had 649 sales representatives and 113 customer service representatives. Our sales representatives collectively processed an average of approximately 11,800 and 12,400 incoming calls per day generated from our TV and other direct sales platforms in 2005 and 2006, respectively. Products sold through our TV direct sales and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies.

Our nationwide distribution network extends across all provinces and allows us to reach over 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services in their respective territories. We closely work with and support our distributors to expand their retail outlet reach, extend our product and service lifecycles and maximize our sales by promotion of our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. Sales generated through our nationwide distribution network accounted for 54.9% and 45.3% of our net revenues in 2005 and 2006, respectively.

In selecting new products and services, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products and services to be offered via our multiple sales platforms through a standardized selection process and typically source them from small and medium-sized suppliers and manufacturers in China. In 2006, we also began to identify products and services from more established third-party companies that we believe we can successfully market through our TV direct sales platform. Our TV direct sales programs allow us to promote specific products and services by highlighting their unique value to consumers as well as creating brand awareness. Our current featured offerings include electronic learning devices, consumer electronics products, cell phones and health and wellness products. We typically focus on marketing and sales of a limited number of featured product lines and services at any given time. In addition, we offer over 100 products via our catalogs.

Our net revenues have increased each year since we commenced our operations in 1998. Our net revenues increased by 79.3% from $95.0 million in 2004 to $170.3 million in 2005, and grew an additional 15.4% to $196.5 million in 2006. Our income from operations grew by 13.0% from $17.7 million in 2004 to $20.0 million in 2005. However, in 2006 our income from operations decreased by 92.0% to $1.6 million, primarily as a result of recent PRC regulatory changes that prohibit TV direct sales programs of our branded neck massager product and our slimming product, negative media coverage (some of which we believe contained false or misleading information) of our electronic learning devices, an increase in the stock-based compensation incurred that year, deferred revenue generated in connection with our stock-tracking software and expensing of offering costs.

Industry Background

The consumer market in China is large and one of the fastest growing in the world. Driving this growth are China’s economic expansion and a growing consumer base with increasing amounts of disposable income. According to Euromonitor, China’s annual retail sales for consumer products have grown between 2003 and 2005 at a compound annual growth rate, or CAGR, of approximately 10.9%. However, China’s gross domestic product, or GDP, per capita is still low compared to that of developed countries.

We believe the traditional retail market, with its significant structural deficiencies, presents substantial market opportunities for companies, such as ours, that have direct sales platforms, nationwide distribution capabilities and access to a diverse product portfolio. According to historical and projected data from Euromonitor, the TV direct sales industry in China has experienced significant growth in recent years, growing from $550 million in 2003 to $890 million in 2005, representing a CAGR of 27.2%, and it is projected to grow further to $1.4 billion in 2007 according to Euromonitor, representing a CAGR of 26.3% over this five-year period.

Our Strengths, Strategies and Challenges

We believe our competitive strengths consist of our:

•	integrated multiple sales platforms;

•	leading market position;

•	effective management of our significant TV media presence;

•	proven product development and promotional capabilities;

•	customer service expertise; and

•	experienced and cohesive management team.

Notwithstanding our competitive strengths, we expect to face certain risks and uncertainties, including:

•	our ability to identify, develop and introduce new products and services;

•	our dependence on a small number of featured product lines for a substantial majority of our sales;

•	our access to TV media time and ability to maintain profitability relative to TV media expenses;

•	our ability to respond to competitive market conditions;

•	the effect of negative publicity on the sale of our products and services;

•	our ability to develop our product and service brands and to successfully sell products and services through our nationwide distribution network; and

•	uncertainties with respect to the PRC legal and regulatory environments.

Our goal is to be the leading integrated cross-media marketer of consumer products and services in China. We intend to achieve our goal by implementing the following strategies:

•	strengthen and diversify our multiple sales platforms;

•	selectively expand existing and new product and service offerings;

•	enhance media planning effectiveness;

•	expand and consolidate our nationwide distribution network; and

•	strengthen our product and service brands.

Our Corporate Structure

We commenced operations in 1998 through Beijing Acorn Trade Co., Ltd., or Beijing Acorn. In 2000, two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations.

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. These three operating companies were under common management, operated on an integrated basis and were beneficially owned by the same shareholders and, with a limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV, Inc., or China DRTV, in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. Through a restructuring, we implemented an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distribution and advertising businesses. As part of the restructuring, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created subsidiaries and consolidated affiliated entities substantially all their assets and liabilities (with limited exceptions). Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and three affiliated entities.

Our three affiliated entities, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, and Beijing Acorn, are currently owned by two PRC citizens, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. We have entered into contractual arrangements with these three affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these three affiliated entities. In addition, we have entered into agreements with these three affiliated entities and their shareholders, Don Dongjie Yang and David Chenghong He, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated the historical financial results of these three affiliated entities into our financial statements as variable interest entities pursuant to US GAAP. See “Our Corporate Structure.”

In anticipation of our initial public offering, we incorporated Acorn International, Inc., or Acorn International, in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV.

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and the three affiliated entities as of the date of this prospectus(1):

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
Outside China
In China
100%
Zhuhai Acorn Electronic Technology Co., Ltd.
100%
Beijing Acorn Youngleda Oxygen Generating Co., Ltd.
51%
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co., Ltd.
51%
Zhuhai Sunrana Bio-Tech Co., Ltd.
100%
Beijing HJZX Software Technology Development Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
51%
31%
18%
Shanghai HJX Digital Technology Co., Ltd.
51%
Shanghai Yimeng Software Technology Co., Ltd.
50%
50%
Shanghai Acorn Enterprise Management Consulting Co., Ltd.
(2)(3)
Don Dongjie Yang
David Chenghong He
75%
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
Shanghai Acorn Advertising Broadcasting Co., Ltd.
equity ownership
contractual arrangements

(1) For risks related to our current corporate structure, see “Risk Factors—Risks Related to the Regulation of Our Business.”

(2) For a description of the agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd., including equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements and exclusive purchase agreements, see “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entities and their Shareholders.”

(3) The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd. pursuant to certain technical service agreements. See “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entities and their Shareholders.”

Corporate Information

Our principal executive offices are located at 12F, Xinyin Building, 888 Yishan Road, Shanghai 200233, the People’s Republic of China. Our telephone number at this address is (8621) 5151-8888 and our fax number is (8621) 6432-0096. Our website is www.chinadrtv.com. The information contained on our website is not part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to Acorn International, Inc., its predecessor entities and its subsidiaries.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares have been adjusted to give effect to the automatic conversion of all outstanding Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares to ordinary shares upon the closing of this offering.

This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. See “Risk Factors—Risks Relating to China—Because our net revenues are generated in Renminbi and our results are reported in U.S. dollars, devaluation of the Renminbi could negatively impact our results of operations.” On May 2, 2007, the noon buying rate was RMB7.7039 to $1.00.

Recent Developments

The following is an estimate of our selected preliminary unaudited financial results for the quarter ended March 31, 2007. In the first quarter of 2007, we expect to record, subject to the adjustments described below:

•	total net revenues in the range of $67.7 million to $69.5 million, compared to $57.5 million in the quarter ended March 31, 2006;

•	gross profit in the range of $36.0 million to $37.6 million, compared to $32.0 million in the quarter ended March 31, 2006;

•

income from operations in the range of $5.8 million to $6.2 million (including approximately $1.3 million in anticipated share-based compensation expenses), compared to $4.6 million in the quarter ended March 31, 2006; and

•	net income in the range of $6.8 million to $7.3 million (including approximately $1.5 million in investment gains), compared to $5.4 million in the quarter ended March 31, 2006.

See “Recent Developments” for a discussion of these preliminary results and a comparison of these results to results for the quarter ended March 31, 2006.

Our preliminary operating results for the quarter ended March 31, 2007 are subject to adjustment based upon, among other things, completion of our review and reporting processes. Actual results could differ materially. For additional information regarding the various risks and uncertainties inherent in such estimates, see “Special Note Regarding Forward-Looking Statements.” Results for the first quarter of 2007 may not be indicative of our full year results for 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

THE OFFERING

Price per ADS	$15.50

This Offering:

ADSs Offered by Us	6,700,000 ADSs
ADSs Offered by the Selling Shareholders	1,000,000 ADSs

Total	7,700,000 ADSs

ADSs Outstanding Immediately After This Offering	7,700,000 ADSs (or 8,855,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering

89,671,364 ordinary shares after giving effect to the conversion of our Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares, but excluding ordinary shares issuable upon the exercise of outstanding options and stock appreciation rights with respect to our ordinary shares under our 2006 Equity Incentive Plan (including prior year grants of options covered under this plan).

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,155,000 additional ADSs from us at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents three ordinary shares. The ADSs will be evidenced by ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement dated May 2, 2007 among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment which imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $92.3 million from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

•	approximately $25 million to increase our purchases of, and pre-payments for, TV advertising time;

•

approximately $10 million to build product and service brands, expand sales and marketing for our distribution sales, and further strengthen our business management system and infrastructure within our nationwide distribution network;

•	approximately $10 million for product and service development, including upgrades of existing products and services and development of new products and services;

•	approximately $10 million to enhance and upgrade our technology and other business infrastructure and platforms, as well as our customer data mining capabilities;

•	approximately $20 million to explore alternative direct sales platforms, such as dedicated TV home shopping channels, catalog sales and Internet-based direct sales; and

•	the balance to fund capital expenditures, working capital and for other general corporate purposes.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	Our application to list our ADSs on the New York Stock Exchange has been approved. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

New York Stock Exchange Symbol	ATV

Depositary	Citibank, N.A.

Lock-up

We, the selling shareholders, our directors, executive officers, other existing shareholders and Alibaba.com Corporation (which has agreed to purchase 645,160 of the ADSs offered in this offering) have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONDENSED CONSOLIDATED COMBINED FINANCIAL AND OPERATING DATA

The following summary condensed consolidated combined statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the summary condensed consolidated combined balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated combined financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. You should read the summary condensed consolidated combined financial data in conjunction with those financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or US GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the years ended December 31,
	2004	2005	2006
	(in thousands, except share, per share and per ADS data)
Summary Condensed Consolidated Combined Statements of Operations Data
Revenues:
Direct sales, net	$52,038	$76,828	$107,411
Distribution sales, net	43,022	93,512	89,087

Total revenues, net	95,060	170,340	196,498

Cost of revenues:
Direct sales	16,826	26,646	32,013
Distribution sales	19,279	43,566	41,260

Total cost of revenues	36,105	70,212	73,273

Gross profit	58,955	100,128	123,225

Operating income (expenses):
Advertising expenses	(27,903)	(55,564)	(76,549)
Other selling and marketing expenses(1)(2)	(7,697)	(13,734)	(21,023)
General and administrative expenses(1)	(6,126)	(12,340)	(27,115)
Other operating income, net	498	1,553	3,105

Income from operations	17,727	20,043	1,643

Change in fair value in warrant liability	—	(10,059)	—
Net income(3)(4)	14,492	8,032	3,945

Deemed dividend on Series A convertible redeemable preferred shares	—	(162)	(162)

Income attributable to holders of ordinary shares	$14,492	$7,870	$3,783

Income per share—basic ordinary shares	$0.31	$0.13	$0.05
Income per share—basic preferred shares	$—	$0.14	$0.06
Income per share—diluted	$0.31	$0.12	$0.05
Shares used in calculating basic income per share—ordinary shares	46,809,668	45,814,725	48,979,394
Shares used in calculating basic income per share—preferred shares	—	16,770,999	20,591,970
Shares used in calculating diluted income per share	46,809,668	48,645,299	53,607,999
Dividends declared per ordinary share	$0.17	$0.02	$—

Pro forma income per share on an as-converted basis, basic (unaudited)(5)			$0.06

Pro forma income per share on an as-converted basis, diluted (unaudited)(5)			$0.05

Shares used in calculating pro forma per share amounts on an as-converted basis, basic (unaudited)(5)			69,571,364

Shares used in calculating pro forma per share amounts on an as-converted basis, diluted (unaudited)(5)			74,199,969

	As of December 31,
	2004	2005	2006
	(in thousands)
Summary Condensed Consolidated Combined Balance Sheet Data
Cash and cash equivalents	$16,645	$35,386	$40,744
Accounts receivable, net	9,682	8,727	11,715
Inventory	1,426	5,476	7,815
Prepaid advertising expenses	4,903	20,090	25,384
Other prepaid expenses and current assets	2,965	8,503	10,667
Property and equipment, net	3,076	4,353	5,157
Goodwill	—	7,572	7,572
Total assets	39,862	100,372	118,699

Accounts payable	1,409	4,622	3,684
Accrued expenses and other current liabilities	4,371	6,199	7,125
Income taxes payable	274	705	182
Total current liabilities	13,846	12,530	15,183
Total liabilities	13,971	12,569	15,183
Total liabilities, mezzanine equity and shareholders’ equity	$39,862	$100,372	$118,699

	For the years ended December 31,
	2004	2005	2006
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	3,200	4,330	4,560	(6)
Conversion rate for inbound calls to product purchase order	24.3%	22.1%	19.2	%(6)
Total TV direct sales programs minutes	356.6	406.1	761.1

(1) Includes share-based compensation of:

	For the years ended December 31,
	2004	2005	2006
	(in thousands)

Other selling and marketing expenses	$—	$(168)	$(741)
General and administrative expenses	$—	$(2,168)	$(7,932)
(2) Includes amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX of:

	For the years ended December 31,
	2004	2005	2006
	(in thousands)

Other selling and marketing expenses	$—	$(239)	$(428)

	For the years ended December 31,
(3) Includes:	2004	2005	2006
	(in thousands)
Share-based compensation	$—	$(2,336)	$(8,673)
Expensed offering costs	—	—	(3,166)
Amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX	—	(239)	(428)
Change in fair value in warrant liability	—	(10,059)	—

The change in fair value in warrant liability resulted from our issuance on January 21, 2005 of a warrant allowing the holder to acquire 2,882,155 shares of our series A-1 convertible redeemable preferred shares upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005 and, as a result, no future charge will be recognized. The warrant was deemed a freestanding derivative liability which requires the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, we recognized a non-cash charge in connection with marking the warrant to fair value for periods prior to the exercise.

(4)	Net income for the periods presented reflect effective tax rates which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.”

(5)	The pro forma income per share data gives effect to the automatic conversion of our outstanding Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into 20,591,970 ordinary shares upon closing of this offering.

2006
(in thousands, except share and per share data)
Income attributable to holders of ordinary share, as reported	$3,784
Add: Deemed dividend on Series A convertible redeemable preferred shares	161

Net income, as reported	$3,945

Pro forma net income (unaudited)	$3,945

Pro forma income attributable to holders of ordinary shares (unaudited)	$3,945

Shares used in calculating basic income per share:
As reported	48,979,394
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted basis (unaudited)	69,571,364

Pro forma basic income per share on an as-converted basis (unaudited):	$0.06

Shares used in calculating diluted income per share:
As reported	53,607,999
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted basis (unaudited)	74,199,969

Pro forma diluted income per share on an as-converted basis (unaudited):	$0.05

(6)	Does not include calls generated under our marketing services arrangements that are primarily marketing in nature and are expected to result in limited direct sales revenues, such as our arrangement with China Unicom.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations if they actually occur. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our limited operating history and the early stage of development of our industry make it difficult to evaluate our business and future prospects.

We commenced operation in 1998 and began selling our products and services through our integrated multiple sales platforms on a larger scale in 2000. Our business model continues to evolve in conjunction with the evolution of China’s TV direct sales industry (including the TV home shopping industry). For example, in 2006, we began selling and marketing on our TV direct sales platform pursuant to joint sales and marketing services arrangements certain third-party branded products and services, which, to date, we have sold through our nationwide distribution network only in limited quantities. Accordingly, our current business has a limited operating history from which you can evaluate our viability and sustainability. In addition, we have experienced significant growth and profitability in recent periods. From 2004 to 2006, our net revenues and gross profit grew at compound annual growth rates, or CAGRs, of 43.8% and 44.6%, respectively, which rates may not be sustained. Moreover, the TV direct sales industry in China is still in the early stage of development and the competitive landscape and range of products and services being offered continue to evolve rapidly. You should consider our future prospects in light of risks and uncertainties experienced by early stage companies in evolving industries in China, including an evolving regulatory environment and emerging consumer preferences. These circumstances may make it difficult for you to evaluate our business and future prospects.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Product and service-related factors:

Our operating results are highly dependent upon, and will fluctuate, based on the following product and service-related factors:

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the mix of TV direct sales programs, including the portion thereof dedicated to products and services marketed by us pursuant to joint sales and marketing services arrangements, and brand promotion advertising;

•	the mix of products and services selected by us for marketing through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	new product or service introductions by us or our competitors;

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the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

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seasonality with respect to certain of our products, such as our electronic learning devices. Sales for these products are typically higher around the first and third quarters corresponding with the end and beginning of school semesters in China;

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the cycles of our products and services featured in our TV direct sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time. For example, our electronic wrinkle remover, for which we began full-scale sales and marketing in December 2003, accounted for over 20% of 2004 total net revenues with sales declining by over 94% in 2005 due to the unanticipated short lifecycle of this product in a very competitive environment;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

Other factors:

In addition, factors not directly relating to our products and services which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	negative publicity about our products and services;

•	the amount and timing of operating expenses incurred by us, including inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, the price of our ADSs is likely to decrease.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Haiwen & Partners, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Our best-selling featured product lines account for, and are expected to continue to account for, the substantial majority of our sales. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products and services to offset declines in sales of our featured products.

Our five best-selling featured products or product lines accounted for approximately 91.2%, 89.7% and 72.1% of our gross revenues in 2004, 2005 and 2006, respectively. Sales of our best-selling electronic learning devices product line, which we began selling in December 2003, accounted for approximately 26.0%, 42.8% and 31.7% of our gross revenues in 2004, 2005 and 2006, respectively. The composition of our five best-selling featured products has varied from year to year. We expect that a small number of our featured product lines will continue to account for a substantial majority of our sales.

Only approximately 13.2% of our TV direct sales customers purchased products or services through our direct sales platform more than once in 2006. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing products and services, including new and upgraded products and services.

Our product and service sales for a given period will depend upon, among other things, a positive customer response to our TV direct sales programs, our effective management of product inventory and the stage of our products’ lifecycles during the period. Customer response to our TV direct sales programs depends on many variables, including the appeal of the products and services being marketed, the effectiveness of the TV direct sales programs, the viability of competing products and services and the timing and frequency of airtime. Our new products and services may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale. Although we have previously offset declining sales of a featured product line through increased sales of a new or expanded featured product line, we may be unable to do so in the future. For example, in 2006 we recorded overall net revenue growth of 15.4% mainly due to the strength of our PDA cell phone and GPS product lines, while sales of our consumer electronics products and electronic learning devices, which became featured products in 2001 and 2003, respectively, declined significantly in 2006 compared to 2005.

If we fail to identify and introduce additional successful products and services, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

Our business depends significantly on the strength of our product and service brands and corporate reputation; our failure to develop, maintain and enhance our product and service brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products and services.

In China’s fragmented, developing and increasingly competitive consumer market, product and service brands and corporate reputation have become critical to the success of our new products and services and the continued popularity of our existing products and services. Our ability to develop, maintain and enhance a given product or service’s brand image and recognition depends largely on our ability to remain a leader in the TV direct sales market industry in China. Our brand promotion efforts, particularly our brand promotion activities, may be expensive and may fail to either effectively promote our product and service brands or generate additional sales.

Our product and service brands, corporate reputation and product sales could be harmed if, for example:

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our advertisements, including our TV direct sales programs, or the advertisements of the owners of the third-party brands that we market or those of our distributors are deemed to be misleading or inaccurate;

•	our products or services fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products or services contain defects or fail;

•	consumers confuse our products with inferior or counterfeit products;

•	consumers confuse our TV direct sales programs with those of our competitors, some of which may promote inferior products, be misleading or inaccurate, or be of poor production quality; or

•	consumers find our outbound calls intrusive or annoying.

For example, in July 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices, which were our best-selling product in 2006. The negative media coverage led to a decline in sales volume and revenue for this product and several of our other products. Any failure to maintain and enhance our product or service brands or our corporate reputation, in response to negative publicity or the other matters described above, may materially and adversely affect the market recognition of, and trust in, our products and services and the levels of sales and product returns and thus significantly harm our operating results.

Our business depends on our access to TV media time to market our products and services in China. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. Substantially all our direct sales, which accounted for 54.7%, 45.1% and 54.7% of our total net revenues in 2004, 2005 and 2006, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform. Our distributors generally seek to distribute products and services that were or continue to be sold successfully through our TV direct sales programs.

Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain daily time periods. Our TV direct sales programs, which are typically five to ten minutes in length, are in most cases treated by TV stations as advertising for purposes of complying with these PRC regulations. Accordingly, adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate. Consistent with industry practice in China, our TV advertising purchase contracts are typically negotiated annually. We purchase TV advertising time directly from TV stations or TV advertising agencies that have exclusive rights to sell certain time slots for certain TV channels. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products and services. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform.

We expect our advertising commitments to increase in 2007. However, this increase in advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2006, we had existing contractual commitments to purchase $62.8 million of TV advertising time for direct sales programs. Accordingly, if we fail to manage our media time efficiently or effectively, such that our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. Also, we may be unable to use all our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by our TV stations. In 2006, approximately 2% of our purchased TV advertising time was preempted by these TV stations. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for loss of our desired time slots.

The purchase of TV advertising time is our largest operating expenditure. Since 2004, while our total TV advertising cost per minute varies per TV channel due to changes in ratings and mix in advertising time slots, our total TV advertising costs as a percentage of our net revenues has been increasing. For example, our advertising costs on our primary CCTV channels have generally increased annually from 2004 to 2006 and are expected to continue to increase. Costs on some of the satellite channels on which we air our direct sales programs have increased and are likely to continue to increase in some instances by more than 100%, as their coverage and ratings increase. In 2007, total minutes for TV direct sales programs are expected to increase by over 5.5% compared to 2006. A significant increase in the cost of media time could negatively impact our overall profitability.

Our joint sales and marketing services arrangements constitute an increasingly important part of our business, and the termination of any of them could materially and adversely affect our business, results of operations, financial condition and prospects.

Our joint sales arrangements generate direct sales revenues and additional payment streams, some of which reduce our cost of direct sales revenues. Our marketing services arrangements generate marketing services revenues. We expect that these arrangements will constitute an increasingly important part of our business in the future. We do not maintain long-term contracts with any of the parties with whom we have arrangements, and our ability to maintain and manage relationships with each of them is subject to various uncertainties, some of which are not within our control. Third parties with whom we engage in joint sales and marketing services activities may decide to produce their own TV direct sales programs, or may decide to rely on the services of our competitors. If any of our joint sales or marketing services arrangements terminates, our business, results of operations, financial condition and prospects could be materially and adversely affected.

We rely on our nationwide distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business is significantly dependent on the performance of our distributors. In 2004, 2005 and 2006, 45.3%, 54.9% and 45.3%, respectively, of our net revenues were generated through our approximately 80 distributors. Our largest distributor accounted for approximately 3.2% and 5.7% of our gross revenues in 2005 and 2006. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and may result in decreased sales.

We have limited ability to manage the activities of our distributors, who are independent from us. In addition, our distributors or the retail outlets to which they sell our products and services may violate our distribution agreements with them or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets for our products and services or minimum price levels for our products and services in accordance with relevant agreements;

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failure to properly promote our products and services through local marketing media, including local TV and print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

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selling products and services that compete with our products and services, including product or service imitations, or selling our products and services outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	providing poor customer service; or

•	violating PRC law in the marketing and sale of our products and services, including PRC restrictions on advertising content or product and service claims.

In particular, we recently discovered that some of the retail outlets to which our distributors sell our products and services are selling imitation products that compete with our posture correction and sleeping aid products. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as selling of imitation products or services by retail outlets.

If we determine to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our products and services in any given territory could be negatively impacted. In addition, these and similar actions could negatively affect our brands and our corporate image, possibly resulting in loss of customers and a decline in sales.

Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets.

Several of our current distributors market and sell some of our and others’ products and services through their own TV direct sales platforms and call centers. Three of these distributors were among our five best- performing distributors in 2005 and two were among our five best-performing distributors in 2006, with aggregate revenue contribution constituting approximately 9.1% and 4.3% of our gross revenues in 2005 and 2006, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. In addition, some of our other distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees, executive officers and shareholders. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. To accelerate the establishment of our distribution network, in 2000 we issued shares in our company to owners of five of these distributors as incentives when they joined our nationwide distribution network. In 2005 and 2006, the aggregate sales generated by these five distributors accounted for approximately 15.2% and 13.0% of our distribution gross revenues and 8.3% and 5.9% of our total gross revenues, respectively. In 2005 and 2006, two of these distributors were among our five best-performing distributors. None of these shareholders owns more than 1% of our company. In addition, of our distributors, 11 are owned in part, or in some cases in whole, by eight of our employees or their family members. Seven out of these eight individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, in July 2005. In 2005 and 2006, the aggregate sales generated by these 11 distributors accounted for approximately 33.3% and 26.9% of our distribution gross revenues or 18.3% and 12.2% of our total gross revenues, respectively. In 2005, two of these distributors were, and in 2006, one of these distributors was, among our five best-performing distributors. These eight employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In addition, two distributors in 2005 and three distributors in 2006, each of which accounted for less than 1% of our distribution gross revenues in 2005 and 2006, were wholly owned by family members of our chief executive officer and another of our executive officers. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, these economic interests held by our shareholders, executive officers and employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those shareholders, executive officers and employees.

Our failure to adequately manage our growth and expansion could negatively impact our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

Our operations have grown rapidly, particularly in recent years. We grew from 128 employees in 2000, to 1,768 employees as of December 31, 2006. In particular, in July 2005 we added approximately 240 employees following our acquisition of the 49% minority interest of our previously majority-owned subsidiary, Shanghai HJX. This subsidiary was responsible for manufacturing and marketing our electronic learning devices product line. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

We depend on our senior management team, key personnel and skilled and experienced employees in all aspects of our business, and our business and operations may be severely disrupted and our performance negatively affected if we lose their services.

Our future success significantly depends upon the continuing service of our senior management team, including James Yujun Hu, our CEO, Don Dongjie Yang, our president, Guoying Du, our vice president responsible for managing our nationwide distribution network, Ella Man Lin, our vice president responsible for product development and supplier and human resources management, David Chenghong He, our vice president responsible for management of our financial, logistics and payment systems, Kevin Guohui Hu, our vice president responsible for media purchasing, planning and management and Gordon Xiaogang Wang, our vice president and our chief financial officer. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our three call centers in 2005 ranged from 2.6% to 9.7% and in 2006 ranged from 3.3% to 7.6%, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

In fulfilling sales through our direct sales platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our direct sales net revenues and overall operating results. We are in particular dependent on China Express Mail Service Corporation, or EMS, to make our product deliveries and from time to time we have been required to write off certain accounts receivable from EMS.

We rely significantly on EMS, the largest national express mail service operated by the China Post Office, and to a lesser extent, local delivery companies, to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 64.2% and 29.2% of our direct sales gross revenues in 2004, 59.4% and 37.7% of our direct sales gross revenues in 2005 and 62.9% and 34.1% of our direct sales gross revenues in 2006, respectively. Due to the current lack of other viable payment alternatives, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to

us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 81% and 77% were successful in 2005 and 2006, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. We believe that our successful delivery rates declined in 2006 mainly because of higher average selling prices for our products and services, which led to a higher number of customer refusals. Although we continue to explore alternative payment methods, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 50 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2005 and 2006, $5.9 million, or 67.3%, and $7.8 million, or 66.3%, respectively, was due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2006 was approximately $0.3 million. We may be required to write off similar or higher amounts in the future.

We do not maintain a long-term contract with EMS. Although we are striving to shift more of our deliveries to local delivery companies, we expect to remain dependent on EMS for the foreseeable future. Failure or inability to renew our contract with EMS could disrupt our business and operations and negatively affect our financial performance.

We expect competition in China’s consumer market to intensify. If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

Competition from current or future competitors could cause our products and services to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	Other TV direct sales companies operating in China with generally similar business models to ours, including Pacific Media, China SevenStar and Smile TV (Chi Ma Ao);

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TV home shopping companies that operate on one or two TV channels in a single province such as Oriental CJ Home Shopping, GS Chongqing Home Shopping and GD Hyundai Home Shopping, as well as TVSN, which operates on several TV channels;

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Numerous domestic and international sellers of consumer branded products that sell their products in China. For example, our Ozing electronic learning devices compete with electronic learning devices under BBK, e100, Noah and other brands, and our cell phone products compete with similar products sold by local and international cell phone manufacturers;

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Traditional retailers and distributors, as well as direct marketers such as Avon, operating in China which currently or in the future may offer competing products or services, including products or services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China; and

•	Other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang.

In addition, large multi-national home shopping companies such as QVC may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our oxygen generating products, that may be sold in department stores, pharmacies and general merchandise stores.

We may be unable to successfully compete against new or existing direct or indirect competitors which could cause us to lose our market share and adversely affect our profitability.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products or services, which in turn may negatively affect their performance and respective contributions to our results of operations.

As a means of acquiring managerial expertise and additional complementary distribution network infrastructure, since 2003, we have entered into seven joint ventures with other entities for our products and services, including our electronic learning device product line. In connection with these ventures, we also acquired services of certain management personnel, including Guoying Du, one of our executive officers who is currently in charge of our nationwide distribution network. In these arrangements, we have typically received at least majority control and exclusive rights to distribute a product through the joint ventures in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. In the case of the joint venture responsible for the manufacturing and sale of our electronic learning devices (initially majority-owned), we were able to acquire all the remaining minority interest in July 2005. We may continue to enter into similar joint ventures or make other acquisitions or investments to, among other things, acquire managerial expertise or additional complementary distribution network infrastructure or to secure exclusive product distribution rights for the products to be sold through our multiple sales platforms. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to borrow money to fund those activities;

•	we may disagree with our joint venture partner(s) or other investors on how the venture or invested business should be managed and/or operated;

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to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, services or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

•	the joint venture or investment could suffer losses and we could lose our total investment, which would have a negative effect on our operating results.

Any of these events could distract our management’s attention and result in our not obtaining the anticipated benefits of our joint ventures, acquisitions or investments and, in turn, negatively affect the performance of such joint ventures, acquisitions and investments and their respective contributions to our results of operations.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products and services or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

45.1% and 54.7% of our total net revenues in 2005 and 2006, respectively, were generated through our direct sales platforms, with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products and services, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone and MIS tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems experience short periods of power outage. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products and services or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products and services or the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 30 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. The steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 188 trademarks in China, including trademarks for two of our best-selling product lines in 2006. We may not be able to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our posture correction products, one of our five best-selling products in 2006, and our oxygen generating devices.

It is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands, harm our reputation and competitive position or otherwise adversely affect our net revenues. We may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We have in the past been, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.

We have in the past been, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in December 2005 we were sued by a company that alleged that we had infringed their copyrights by allowing purchasers of our electronic learning devices to download from our website materials that it claimed were derived from its English textbooks and tapes without its consent. We subsequently settled the claim for approximately $5,000. These claims, with or without merit, could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. Such licenses may not be available on commercially reasonable terms, or at all.

The re-institution of litigation against us may have a negative effect on our oxygen generating device business operations and negatively affect our overall financial performance.

On April 19, 2006, Beijing Huashi Industrial Company brought a lawsuit against us in Beijing Xicheng District People’s Court, alleging that transfers of trademarks as well as fixed and moveable assets in connection with our acquisition of our oxygen generating devices business from its subsidiary in 2000 violated PRC laws that require a valuation and approval of transferred state-owned assets to be undertaken, and such transfers should, as a consequence, be voided. We were recently informed that the plaintiff had revoked its claim. However, it is still possible that the same or a similar lawsuit may be filed against us in the future. If this happens, our management’s attention may be distracted and the outcome of the litigation may have a negative effect on our oxygen generating device business operations and negatively affect our overall financial performance.

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, except for all-risks insurance on finished goods inventory stored in our central warehouses, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We do not carry product liability insurance coverage, and our sale of our and other parties’ products could subject us to product liability claims and potential safety-related regulatory actions. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, our posture correction and neck massager product lines in our health and wellness product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license to manufacture or sell these and other products could be suspended. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured almost half of the products we sell in terms of cost of revenues in 2006, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our best-selling electronic learning devices product line, from outside suppliers in China. In 2005, our largest supplier, which supplies LCD display screens for our electronic learning devices product line, accounted for approximately 36.9% of our total cost of revenues in 2005. Our largest supplier in 2006, which supplies PDA cell phones, accounted for approximately 14.9% of our total cost of revenues in 2006. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning devices, on a purchase order basis and do not have long-term contracts with our suppliers.

If we fail to develop or maintain our relationships with our suppliers, we may be unable to manufacture our products, and we could be prevented from supplying our products to our customers in the required quantities. Problems of this kind could cause us to experience loss of market share and result in decreased net revenues. The failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms.

For the products manufactured by us, among other risks, we may:

•	have too much or too little production capacity;

•	be unable to obtain raw materials on a timely basis or at commercially reasonable prices, which could adversely affect the pricing and availability of our products;

•	experience quality control problems;

•	accumulate obsolete inventory;

•	fail to timely meet demand for our products; and

•	experience delays in manufacturing operations due to understaffing during the peak seasons and holidays.

Currently, products manufactured by third parties for us primarily include our consumer electronics products and our neck massager product. In 2005 and 2006, we had two suppliers, respectively, for our consumer electronics products, electronic learning devices and PDA cell phones, each accounting for more than 10% of our cost of revenues in these periods. We typically purchase these products on a purchase order basis and do not have long-term contracts with these suppliers. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our manufacturing facility for our oxygen generating products is built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. This land is collectively owned by rural residents of the village. The relevant PRC law may be interpreted to disallow industrial use of the land or leasing of the land to parties other than the local rural residents or their collective economic organizations. If the PRC land authority determines that our use of the land violates PRC law, we may be ordered to restore the land to its original state and relocate to another site, to demolish the buildings established on the land by us without compensation. In addition, our manufacturing facilities for our posture correction product line and engine lubricant products as well as one of our central warehouses that we lease from Shanghai Huamin Economic Development Co., Ltd. are built on collectively owned land which is not technically permitted to be leased to commercial enterprises like us under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such a relocation could disrupt our manufacturing operations and result in lower net revenues.

We may require additional capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale of equity securities may result in dilution to our shareholders. Failure to obtain such additional capital could have an adverse impact on our business strategies and growth prospects.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have an adverse impact on our business strategies and growth prospects.

We may not be able to achieve and maintain an effective system of internal control over financial reporting, a failure which may prevent us from accurately reporting our financial results or detecting and preventing fraud.

We will be subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we will be required to prepare a management report on our internal control over financial reporting containing our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on our management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our independent auditors audited our consolidated combined financial statements for the three years ended December 31, 2006 in connection with this offering, they identified a number of control deficiencies in our internal control procedures which, in the judgment of our independent auditors, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. Specifically, the control deficiencies identified by our independent auditors consist of: (i) an inadequate number of accounting personnel with knowledge of SEC and US GAAP reporting requirements; (ii) the lack of formal procedures relating to our procurement of supplies, including our procurement of computers and other office equipment; (iii) inadequate monitoring procedures relating to TV advertising time that we purchase from certain local TV channels; and (iv) inadequate internal control procedures relating to our investments in marketable securities. We are in the process of addressing these identified deficiencies, including hiring additional, more experienced accounting and legal personnel. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help detect and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets, including, in particular, the TV direct sales market. Any future slowdown or decline in China’s consumer retail markets, including the TV direct sales market, could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products and services in China. The success of our business depends on the continued growth of China’s consumer retail markets, particularly the TV direct sales market. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. Various parties have projected substantial future growth in the Chinese economy and Chinese retail consumer markets. Projected growth rates for the Chinese economy and China’s consumer retail markets, including those described in this prospectus under “Our Industry,” may not be realized. Any slowdown or decline in China’s consumer retail markets, including particularly China’s TV direct sales industry, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products and services promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2005 and 2006, we derived 45.1% and 54.7%, respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products and services showcased therein. Many Chinese TV viewers are not accustomed to purchasing products or services directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products or services from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products and services showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product or service brands and result in reduced net revenues.

PRC advertising laws and regulations require advertisers and advertising operators to ensure that the content of the advertising they prepare, publish or broadcast is fair and accurate, is not misleading and is in full compliance with applicable laws. Specifically, we, as an advertiser or advertising operator, and our distributors, as advertisers, are each required to independently review and verify the content of our respective advertising for content compliance before displaying the advertising through TV sales programs, print media, radio or Internet portals. Moreover, the PRC Unfair Competition Law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to quality, function, use, or other features of products or services, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

For advertising related to certain types of our products, such as those products constituting medical devices, pharmaceuticals and health related products, we and our distributors must also file the advertising content with China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. For example, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid product and oxygen generating devices violated the relevant laws by including unapproved content. These violations relating to our sleeping aid product advertising were considered serious violations by China’s SAFD. The local SAFDs have ordered such advertising to be discontinued. Our and our distributors’ past and future violations could seriously harm our corporate image, product or service brands and operating results.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities, including our advertising for our electronic learning device products. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. Separately we sell a software program that tracks market performance of specified stocks listed on China’s domestic stock exchanges and provides technical analysis to aid investment decisions. Due to the nature of this program, consumers could allege that our packaging or TV direct sales programs and other direct sales advertising contain misleading or false recommendations or fail to adequately warn consumers of the risks related to their use of the software in tracking and subsequently trading securities. Damages, including potential trading losses, sought by consumers could be substantial. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

Governmental actions to regulate TV and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. Consequently, until the new rules are adopted, we will be unable to broadcast TV- and radio-based direct sales programs for some of our products, primarily including our branded neck massager product and our slimming product. These products were two of our ten best-selling products in terms of gross revenues in 2006. During this period, our branded neck massager product generated gross revenues of $24.4 million, thereby becoming our third best-selling product in terms of gross revenues. Our slimming product generated $5.6 million in gross revenues in 2006. It is unclear when the new rules governing those direct sales activities will be issued. For at least the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products and services using our committed TV advertising time and the related sales price and margins of those non-restricted products and services; and the nature of, and restrictions imposed by, the future rules when adopted.

If the PRC government deems that the sales of our stock-tracking software program constitute the provision of securities investment advisory services, our sales of that product may be discontinued.

In January 2006, we began full-scale marketing of our technical analysis software program for individual investors as one of our featured products. This software program can also track market performance of specified stocks listed on China’s domestic stock exchanges to aid individual investors in making investment decisions. In late May 2006, we received a written notice from the Shanghai branch of the China Securities Regulatory Commission, or the CSRC, demanding that we temporarily withdraw the media advertisement of this software program pending its investigation. The written notice also stated (i) that the CSRC branches in other cities have received complaints claiming that we, through direct TV marketing, were selling a software program that provides online trading recommendations and investment forecasts to investors, and (ii) that we may have violated PRC regulations because we do not have a license for provision of securities investment advisory services.

Securities regulations in China require entities that provide securities investment advisory services to the public to obtain a securities investment advisory business license from the CSRC. However, the definition of securities investment advisory services under the PRC regulations is vague and subject to interpretation. We have no intention of providing securities investment advisory services and do not believe that our sale of this software program constitutes the provision of securities investment advisory services covered by the relevant regulations as our software program is designed to provide technical analysis. Nevertheless, we have been advised by our special PRC counsel that was engaged specifically to advise us regarding this matter that there is only a small likelihood that the CSRC Shanghai branch will deem our sale of software programs as the provision of securities investment advisory services. However, if we are deemed to be providing securities investment advisory services to individual investors, we may have violated the PRC regulations. Beginning in May 2006, we discontinued most TV advertisements for this software program. We are in communication with the CSRC Shanghai branch and are seeking its clearance to resume normal advertisements for this program. If the CSRC Shanghai branch or the CSRC at any time in the future takes the view that we have been engaging in the business of providing securities investment advisory services, we may be required to discontinue selling the software program and the CSRC may confiscate all our revenues generated from the sale of such software program and impose a fine against us up to an amount equivalent to the revenues from these sales.

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales, wholesale distribution and advertising businesses in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct sales and wholesale distribution businesses are considered commercial trading under PRC law and are regulated by the PRC Ministry of Commerce, or MOFCOM, and the State Administration of Industry and Commerce, or the SAIC. Foreign investment in commercial trading was in the past, and continues to be to a certain extent, highly regulated, with restrictions on foreign ownership, business locations and required capital and experience thresholds. To address these restrictions, two affiliated Chinese entities, Shanghai Network and Beijing Acorn, hold the licenses required to operate our direct sales and wholesale distribution businesses. In 2004, MOFCOM issued the Administrative Measures on Foreign Investment in the Commercial Sector, eliminating or significantly reducing these restrictions effective as of December 11, 2004. Subsequent to the issuance of the Administrative Measures on Foreign Investment in the Commercial Sector, we must still obtain MOFCOM’s approval for conducting our direct sales and wholesale distribution businesses. Until we obtain MOFCOM’s approvals to operate our direct sales and wholesale distribution businesses, we must continue to rely on these affiliated entities to sell our products to the customers.

Operation of our business requires that our affiliated advertising company, when desirable, enter into TV advertising time purchase agreements with TV channels for the benefit of and use by our group companies, which is considered provision of advertising services. Historically, PRC regulations limited foreign ownership of companies providing advertising services. Although this restriction was lifted in 2005, PRC regulations require that any foreign entity investing in the advertising services industry have at least two years of direct operational experience in the advertising industry outside of China. We currently do not directly operate an advertising business outside of China and cannot qualify under PRC regulations to directly set up a wholly owned subsidiary to conduct our advertising business. Instead, we rely on Shanghai Advertising, our affiliated Chinese entity, to operate our advertising network, by, among other things, entering into TV advertising time purchase agreements with TV channels. We are currently exploring the possibility of acquiring the legal ownership of Shanghai Advertising after the completion of this offering, subject to applicable PRC laws and regulations.

Our three affiliated Chinese entities mentioned immediately above are currently owned by two PRC citizens, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and David Chenghong He, as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see “Our Corporate Structure.”

If we, Acorn Information, or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information and our affiliated entities;

•	imposing conditions or requirements with which we, Acorn Information or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The contractual arrangements with our three affiliated Chinese entities and their shareholders, Don Dongjie Yang and David Chenghong He, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our three affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers, to operate our business. For a description of these contractual arrangements, see “Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or David Chenghong He fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or David Chenghong He refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or David Chenghong He otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our three affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and David Chenghong He, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or David Chenghong He if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

A regulation was promulgated by the PRC State Administration of Foreign Exchange, or SAFE, in October 2005 that requires registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our prior and future offshore acquisitions.

The SAFE regulation retroactively requires registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under this regulation. However, as a result of the newness of the regulation and uncertainty concerning the reconciliation of the new regulation with other approval requirements, it remains unclear how the regulation, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE and are in the process of registering with Beijing SAFE and Zhuhai SAFE. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 11 PRC subsidiaries and three Chinese affiliated entities. We rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such cash reserve may not be distributed as cash dividends. In addition, if any of our 11 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with US GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under US GAAP.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our PRC subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Risks Relating to China

Our operations may be adversely affected by changes in China’s economic, political and social conditions.

All of our business operations are conducted in China and all of our revenues are derived from our marketing and sales of consumer products and services in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products and services, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations, currently, three of our operating subsidiaries in Shanghai, Shanghai An- Nai-Chi Automobile Maintenance Products Co., Ltd., Acorn International Electronic Technology (Shanghai) Co., Ltd. and Shanghai HJX enjoy preferential tax benefits afforded to foreign-invested manufacturing enterprises incorporated in China’s coastal economic open zones and are thus entitled to a two-year exemption from enterprise income tax beginning from the year when they generate profits, a 13.5% enterprise income tax rate for another three years and a 27% income tax rate thereafter. Likewise, our wholly owned subsidiary, Beijing Acorn Youngleda Oxygen Generating Co., Ltd., as a foreign-invested enterprise in Beijing, is entitled to a two-year exemption from enterprise income tax starting from 2005, a 12% enterprise income tax rate for 2007 to 2009, a 25.5% enterprise income tax rate for 2010 to 2014 and a 27% tax rate thereafter. Furthermore, Shanghai Network is entitled to an income tax exemption in 2005, 2006 and 2007 and will be subject to a 33% income tax rate thereafter. Separately, Shanghai Advertising was entitled to a two-year exemption from enterprise income tax in 2005 and 2006 and will enjoy a preferential income tax rate of 15% thereafter in accordance with local government policies adopted by Pudong, Shanghai. In addition, Acorn Information and Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, have been entitled to a two-year enterprise income tax exemption starting in 2005 and 2006, respectively, a 7.5% enterprise income tax rate for the following three years and a 15% enterprise income tax rate thereafter under Pudong local government policies. The local tax authorities of Pudong do not have express authority to issue such local rules or adopt such local policies. If these local rules and policies are deemed in violation of national laws and regulations, they may be abolished or altered. Recently, another subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. was approved to receive an enterprise income tax exemption for two years starting on January 1, 2007.

Currently, the definition of a manufacturing enterprise under PRC law is vague and is subject to discretionary interpretation and enforcement by the PRC authorities. If PRC law were to phase out preferential tax benefits as indicated above, if we were to be deemed not qualified in the past or no longer qualified as a manufacturing enterprise in the future, or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered as a result, we would be subject to the standard statutory tax rate, which currently is 33%, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Without our preferential tax holidays and concessions, in 2006 we would have had to pay approximately $21.0 million of additional PRC taxes due primarily to restrictions on our deduction of advertising expenses (one of our largest operating expenditures). Under current PRC law, in calculating taxable income we may only make an advertising expense deduction of up to 2% of our net revenues. Additionally, we received certain government subsidies for certain taxes paid by us. These subsidies were granted by local government agencies and may be deemed inappropriate by the central government. We cannot assure you that we will be able to continue to receive such subsidies. Loss of these preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which foreign-invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new tax law will become effective on January 1, 2008. There will be a transition period, during which enterprises may continue to enjoy existing preferential tax treatment or in which their tax rates may be gradually adjusted to 25%. Following the effectiveness of the new tax law, some of our PRC subsidiaries and affiliated entities, including Shanghai Advertising, Acorn Information and Shanghai Yimeng, may no longer be able to enjoy the preferential tax rates presently offered to them. As the law was newly issued and no implementing rules have been promulgated to date, we are still evaluating its impact on us.

The contractual arrangements entered into among Acorn Information, each of our consolidated affiliated entities and their shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that Acorn Information or our consolidated affiliated entities owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Acorn Information, each of our consolidated affiliated entities and their shareholders do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Acorn Information or our consolidated affiliated entities or an increase in taxable income, all of which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Acorn Information or consolidated affiliated entities for under-paid taxes.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Nine of our 11 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Restrictions on the convertibility of Renminbi into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

All of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, devaluation of the Renminbi could negatively impact our results of operations.

The value of Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This modification has resulted in an approximate 7.4% appreciation of the Renminbi against the U.S. dollar from July 21, 2005 to May 2, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of Renminbi against the U.S. dollar, including possible devaluations. As all of our net revenues are recorded in Renminbi, such a potential future devaluation of Renminbi against the U.S. dollar could negatively impact our results of operations.

As we rely entirely on dividends paid to us by our PRC operating subsidiaries, and since our net revenues are generated in Renminbi while our results are reported in U.S. dollars, any significant devaluation of Renminbi would have a material adverse effect on our net revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

We conduct all of our operations in China and all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Haiwen & Partners, has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Any future outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, or development of a similar health hazard in China, may deter people from congregating in public places, with severely disruptive effects on consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. Our application to list our ADSs on the New York Stock Exchange has been approved. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors. The price at which the ADSs are traded after this offering may decline below the initial public offering price, meaning you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of ADSs or ordinary shares by existing shareholders could cause our ADS price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up period, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline below the initial public offering price. Upon closing of this offering, we will have 89,671,364 outstanding ordinary shares. Of these shares, only ADSs sold in this offering (other than those ADSs sold as part of this offering to Alibaba.com Corporation) will be freely tradable, without restriction, in the public market. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., on behalf of the underwriters, may, in their sole discretion, permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to this offering expire (180 days or more from the date of this prospectus), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, the 18,173,682 ordinary shares subject to outstanding options and stock appreciation rights under our 2006 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our ADSs is substantially higher than the book value per share of the outstanding ordinary shares after this offering. Therefore, based on the initial public offering price of $15.50 per ADS, if you purchase our ADSs in this offering, you will suffer immediate and substantial dilution of approximately $9.11 per ADS. If outstanding options or stock appreciation rights with respect to our ordinary shares are exercised, you will experience additional dilution. See “Dilution” for more information.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs or shares and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007, we do not expect to be a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2007 will not be determinable until the close of the taxable year ending December 31, 2007.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non- passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we were classified as a PFIC in any taxable year in which you hold our ADSs or shares and you are a U.S. Holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company.”

You may lose some or all of the value of a distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis at the time of such distribution for regulatory or other reasons.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB at the time of such distribution for regulatory or other reasons, the ADS holders who have not been paid may lose some or all of the value of the distribution.

The sale, deposit, cancellation and transfer of the ADSs issued after an exercise of rights may be restricted under applicable U.S. securities laws.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for specific business reasons. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, distributors and suppliers, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Recent volatility in global capital markets could lead to substantial losses to investors.

On February 27, 2007, the Shanghai Stock Exchange’s Composite Index dropped by 8.84%. This was immediately followed by drops in certain international stock exchange benchmarks, including, among others, the Dow Jones Industrial Average Index in the United States, the Hang Seng Index in Hong Kong and the Nikkei 225 Stock Average in Japan. The trading prices for our ADSs may be materially and adversely affected by the performance in and fluctuations of such benchmarks. Additionally, volatility in global capital markets may affect overall investor sentiment towards our ADSs, which could also negatively affect the trading prices for our ADSs.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer will at all times serve as a director, and shall have the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	expected trends in our joint sales and marketing services arrangements, and in our margins and certain costs or expenses items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and services and attract new customers;

•	the expected growth in the retail market, for the consumer products and services, urban population levels, consumer spending, average income levels and the TV direct sales market in China;

•	competition in the TV direct sales market and retail market in China for our consumer products and services; and

•	PRC governmental policies and regulations relating to our businesses.

This prospectus also contains data relating to the retail industry for consumer products and the TV direct sales industry in China that includes projections based on a number of assumptions. The retail industry may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In particular, the relatively new and rapidly changing nature of the TV direct sales market and rapidly changing consumer products market in China, and the uniqueness of our business model, subjects any projections or estimates relating to the growth prospects or future conditions of our sector to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $92.3 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We anticipate using the net proceeds of this offering for the following purposes:

•	approximately $25 million to increase our purchases of, and pre-payments for, TV advertising time;

•

approximately $10 million to build product and service brands, expand sales and marketing for our distribution sales, and further strengthen our business management systems and infrastructure within our nationwide distribution network;

•	approximately $10 million for product and service development, including upgrades of existing products and services and development of new products and services;

•	approximately $10 million to enhance and upgrade our technology and other business infrastructure and platforms, as well as our customer data mining capabilities;

•	approximately $20 million to explore and strengthen alternative direct sales platforms, such as dedicated TV home shopping channels, catalog sales and Internet-based direct sales; and

•	the balance to fund capital expenditures, working capital and for other general corporate purposes.

In addition, the purposes of this offering also include the retention of employees by providing them with equity incentives and the creation of a public market for our ordinary shares represented by the ADSs for the benefit of our shareholders. We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses.

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for U.S. federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors—Risks Relating to Our ADSs and This Offering—We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders” and “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006 presented on:

•	an actual basis; and

•

a pro forma basis, to give effect to (1) the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into 20,591,970 ordinary shares upon closing of this offering, (2) the repayment of $9.3 million of subscription receivable from five of our shareholders using the sale proceeds of their shares as part of this offering, and (3) the issuance and sale of the ordinary shares in the form of ADSs offered hereby at an initial public offering price of $15.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated combined financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro forma
	(in thousands, except share data)
Mezzanine equity:
Series A convertible redeemable preferred shares, $0.01 par value; 25,000,000 shares authorized and 17,709,815 shares issued and outstanding (actual) and nil shares issued and outstanding (pro forma) (liquidation value $35,000,000)	$31,996	$—
Series A-1 convertible redeemable preferred shares, $0.01 par value; 25,000,000 shares authorized and 2,882,155 shares issued and outstanding (actual) and nil shares issued and outstanding (pro forma) (liquidation value $8,000,000)	18,866	—
Shareholders’ equity:
Ordinary shares, $0.01 par value; 100,000,000 shares authorized, 48,979,394 shares issued and outstanding and 89,671,364 shares issued and outstanding on a pro forma basis(1)	490	897
Additional paid-in capital	35,902	178,699
Subscription receivable	(9,289)	—
Retained earnings	21,085	21,085
Accumulated other comprehensive income	3,029	3,029

Total shareholders’ equity	51,217	203,710

Total mezzanine equity and shareholders’ equity	$102,079	$203,710

(1)	The number of ordinary shares outstanding as of December 31, 2006 does not include (i) 9,053,026 ordinary shares subject to options outstanding as of December 31, 2006 and (ii) stock appreciation rights with respect to 9,120,656 ordinary shares that were granted under our 2006 Equity Incentive Plan.

DILUTION

Our net tangible book value as of December 31, 2006 was approximately $89.4 million, or $1.83 per ordinary share outstanding at that date. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our acquired net intangible assets, goodwill, total liabilities and minority interests from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2006, other than to give effect to (i) the conversion of all of our Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into ordinary shares that will occur upon the consummation of this offering, (ii) the repayment of $9.3 million of subscription receivable from five of our shareholders using the proceeds from the sale of their shares as part of this offering, and (iii) our sale of the 6,700,000 ADSs offered in this offering at the initial public offering price of $15.50 per ADS, with estimated net proceeds of $92.3 million after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2006 would have been $191.0 million, $2.13 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $6.39 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.30 per ordinary share, or $0.91 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of $3.04 per ordinary share, or $9.11 per ADS, to new investors in this offering. The following table illustrates such per ordinary share dilution:

Initial public offering price per ADS	$15.50
Net tangible book value per ordinary share as of December 31, 2006	$1.83
Increase in net tangible book value per ordinary share attributable to price paid by new investors	$0.30
Pro forma net tangible book value per ordinary share after the offering	$2.13
Dilution in net tangible book value per ordinary share to new investors in the offering	$3.04
Dilution in net tangible book value per ADS to new investors in the offering	$9.11

The pro forma information discussed above is illustrative only.

The following table summarizes on a pro forma basis the differences as of December 31, 2006 between the shareholders at our most recent fiscal year end and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total ordinary shares do not include ADSs issuable if any of the options and SARs with respect to our ordinary shares outstanding as of December 31, 2006 are exercised. The information in the following table is illustrative only.

	Ordinary shares purchased		Total consideration		Average price per ordinary share equivalent	Average price per ADS equivalent
	Number	Percent	Amount	Percent

Existing shareholders	69,571,364	77.6%	$87,253,382	45.7%	$1.25	$3.76

New investors	20,100,000	22.4%	$103,850,000	54.3%	$5.17	$15.50

Total	89,671,364	100.0%	$191,103,382	100.0%	$2.13	$6.39

DIVIDEND POLICY

We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2004, we declared dividends to our shareholders in the amount of $8.0 million and paid $2.5 million in 2004 with the remaining amount paid in 2005. On January 1, 2005, we declared and paid dividends of $1.1 million to our shareholders.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such cash reserve may not be distributed as cash dividends. In addition, if any of our 11 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB7.8041 to $1.00, the noon buying rate in effect as of December 29, 2006. The noon buying rate as of May 2, 2007 was RMB7.7039 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The exchange rate from the U.S. dollar to Renminbi has fluctuated between a range of $1.00 to RMB8.2800 and $1.00 to RMB7.7039 between January 1, 1998 and May 2, 2007.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2001	8.2766	8.2771	8.2709	8.2786
2002	8.2800	8.2770	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
October	7.8785	7.9018	7.8728	7.9168
November	7.8340	7.8622	7.8303	7.8750
December	7.8041	7.8219	7.8041	7.8350
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May (period through May 2, 2007)	7.7039	7.7052	7.7039	7.7065

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in China. In addition, substantially all of our directors and officers and our PRC legal counsel, Haiwen & Partners, are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us, our officers and directors and Haiwen & Partners.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers or Haiwen & Partners predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers or Haiwen & Partners predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands will not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Haiwen & Partners has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

SELECTED CONDENSED CONSOLIDATED COMBINED FINANCIAL AND OPERATING DATA

The following selected condensed consolidated combined statements of operations data for the years ended December 31, 2003, 2004, 2005 and 2006 and the selected condensed consolidated combined balance sheet data as of December 31, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated combined financial statements, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. as of and for the years ended December 31, 2004, 2005 and 2006 is included elsewhere in this prospectus. Our selected condensed consolidated combined statement of operations data for the year ended December 31, 2002 and our condensed consolidated combined balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated combined financial statements, which are not included in this prospectus. We have prepared the unaudited consolidated combined information for 2002 on the same basis as the audited consolidated combined financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and operating results for the period presented.

	For the years ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share, per share and per ADS data)
Condensed Consolidated Combined Statements of Operations Data
Revenues(1):
Direct sales, net	$—	$45,567	$52,038	$76,828	$107,411
Distribution sales, net	—	23,957	43,022	93,512	89,087

Total revenues, net	27,146	69,524	95,060	170,340	196,498

Cost of revenues(1):
Direct sales	—	22,008	16,826	26,646	32,013
Distribution sales	—	11,499	19,279	43,566	41,260

Total cost of revenues	9,133	33,507	36,105	70,212	73,273

Gross profit	18,013	36,017	58,955	100,128	123,225

Operating income (expenses):
Advertising expenses	(6,239)	(14,877)	(27,903)	(55,564)	(76,549)
Other selling and marketing expenses(2)(3)	(3,937)	(6,239)	(7,697)	(13,734)	(21,023)
General and administrative expenses(2)	(2,028)	(4,429)	(6,126)	(12,340)	(27,115)
Other operating income, net	—	370	498	1,553	3,105

Total operating income (expenses)	(12,204)	(25,175)	(41,228)	(80,085)	(121,582)

Income from operations	5,809	10,842	17,727	20,043	1,643
Other income (expenses):
Interest expenses	(3)	(7)	(41)	(14)	(14)
Other income (expenses), net	82	101	(9)	588	2,181
Change in fair value in warrant liability	—	—	—	(10,059)	—

Other income (expenses)	79	94	(50)	(9,485)	2,167
Income tax expenses (benefits):
Current	173	417	571	831	233
Deferred	—	—	—	(61)	(161)
Tax refund	—	—	—	—	(768)

Total income tax expenses (benefits)	173	417	571	770	(696)

Minority interest	—	(162)	(2,614)	(1,756)	(561)

Net income(4)(5)	5,715	10,357	14,492	8,032	3,945

Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(162)	(162)

Income attributable to holders of ordinary shares	$5,715	$10,357	$14,492	$7,870	$3,783

Income per share—basic ordinary shares	$0.12	$0.22	$0.31	$0.13	$0.05

Income per share—basic preferred shares	$—	$—	$—	$0.14	$0.06

Income per share—diluted	$0.12	$0.22	$0.31	$0.12	$0.05

Shares used in calculating basic income per share—ordinary shares	46,809,668	46,809,668	46,809,668	45,814,725	48,979,394

Shares used in calculating basic income per share—preferred shares	—	—	—	16,770,999	20,591,970

Shares used in calculating diluted income per share	46,809,668	46,809,668	46,809,668	48,645,299	53,607,999

Dividends declared per ordinary share	$0.02	$0.09	$0.17	$0.02	$—

Pro forma income per share on an as-converted basis, basic (unaudited)(6)					$0.06

Pro forma income per share on an as-converted basis, diluted (unaudited)(6)					$0.05

Shares used in calculating pro forma per share amounts on an as-converted basic, basic (unaudited)(6)					69,571,364

Shares used in calculating pro forma per share amounts on an as-converted basis, diluted (unaudited)(6)					74,199,969

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share data)
Condensed Consolidated Combined Balance Sheet Data
Cash and cash equivalents	$4,200	$10,508	$16,645	$35,386	$40,744
Prepaid advertising expenses(7)	—	1,825	4,903	20,090	25,384
Total assets	10,784	22,823	39,862	100,372	118,699
Deferred revenue	—	—	—	—	4,193
Total liabilities	3,000	6,392	13,971	12,569	15,183
Series A convertible redeemable preferred shares	—	—	—	31,834	31,996
Series A-1 convertible redeemable preferred shares	—	—	—	18,866	18,866
Total liabilities, mezzanine equity and shareholders’ equity	$10,784	$22,823	$39,862	$100,372	$118,699

	For the years ended December 31,
	2004	2005	2006
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	3,200	4,330	4,560	(8)
Conversion rate for inbound calls to product purchase orders	24.3%	22.1%	19.2	%(8)
Total TV direct sales program minutes	356.6	406.1	761.1

(1)	During 2002, we did not separately track direct sales and distribution sales revenues or direct sales and distribution sales cost of revenues.

(2)	Includes share-based compensation of:

	For the years ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Other selling and marketing expenses	$—	$—	$—	$(168)	$(741)
General and administrative expenses	$ —	$(957)	$ —	$(2,168)	$(7,932)

(3)	Includes amortization of intangible assets acquired in the July 2005 of acquisition of the 49% minority interest of Shanghai HJX of:

	For the years ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Other selling and marketing expenses	$—	$—	$—	$(239)	$(428)

(4)	Includes:

	For the years ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Share-based compensation	$—	$(957)	$—	$(2,336)	$(8,673)
Expensed offering costs	—	—		—	(3,166)
Amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX	—	—	—	(239)	(428)
Change in fair value in warrant liability	—	—	—	(10,059)	—

The change in fair value in warrant liability resulted from our issuance on January 21, 2005 of a warrant allowing the holder to acquire 2,882,155 shares of our series A-1 convertible redeemable preferred shares upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005 and, as a result, no future charge will be recognized. The warrant was deemed a freestanding derivative liability which requires the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, we recognized a non-cash charge in connection with marking the warrant to fair value for periods prior to the exercise.

(5)	Net income for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.”

(6)	The pro forma income per share data gives effect to the automatic conversion of our outstanding Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into 20,591,970 ordinary shares upon closing of this offering.

2006
(in thousands, except share and per share data)
Income attributable to holders of ordinary share, as reported	$3,784
Add: Deemed dividend on Series A convertible redeemable preferred shares	161

Net income, as reported	$3,945

Pro forma net income (unaudited)	$3,945

Pro forma income attributable to holders of ordinary shares (unaudited)	$3,945

Shares used in calculating basic income per share:
As reported	48,979,394
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted basis (unaudited)	69,571,364

Pro forma basic income per share on an as-converted basis (unaudited):	$0.06

Shares used in calculating diluted income per share:
As reported	53,607,999
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted basis (unaudited)	74,199,969

Pro forma diluted income per share on an as-converted basis (unaudited):	$0.05

(7)	During 2002, we did not separately track prepaid advertising expenses.

(8)	Does not include calls generated under our marketing services arrangements that are primarily marketing in nature and are expected to result in limited direct sales revenues, such as our arrangement with China Unicom.

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial results for the quarter ended March 31, 2007. In the first quarter of 2007, we expect to record, subject to the adjustments described below:

•	total net revenues in the range of $67.7 million to $69.5 million, compared to $57.5 million in the quarter ended March 31, 2006;

•	gross profit in the range of $36.0 million to $37.6 million, compared to $32.0 million in the quarter ended March 31, 2006;

•

income from operations in the range of $5.8 million to $6.2 million (including approximately $1.3 million in anticipated share-based compensation expenses), compared to $4.6 million in the quarter ended March 31, 2006; and

•	net income in the range of $6.8 million to $7.3 million (including approximately $1.5 million in investment gains), compared to $5.4 million in the quarter ended March 31, 2006.

Estimated total net revenues for the quarter ended March 31, 2007 are the highest in company history, reflecting record direct sales in the quarter offset by a significant decline in distribution sales compared to the first quarter of 2006. For the first quarter of 2007, direct sales net revenues are estimated to be in the range of $45.8 million to $46.8 million, compared to $22.2 million in the quarter ended March 31, 2006. Distribution net revenues are estimated to be in the range of $21.9 million to $22.3 million compared to $35.3 million in the first quarter of 2006.

Growth in estimated direct sales net revenues reflects primarily sales of mobile handsets, which we first began selling through our TV direct sales platform in April 2006. Mobile handsets are estimated to account for approximately 65% of our estimated direct sales net revenues for the quarter. Estimated direct sales net revenues for the first quarter of 2007 also include approximately $6.2 million in marketing services revenues. We first began generating marketing services revenues in late 2006.

Our lower estimated distribution net revenues and the moderation of our overall gross profits, as a percentage of total net revenues, reflects regulatory and other events occurring in 2006 which continued to impact sales in 2007, including the prohibition on TV advertising for some of our previously high margin products. Lower distribution net revenues also reflect the maturity of our electronic learning devices products. Our electronic learning devices are expected to account for approximately 76% of our estimated distribution net revenues.

Estimated income from operations for the quarter ended March 31, 2007 reflects operating expenses generally in line with operating expenses in recent quarters, including the considerably higher share-based compensation expenses we have recorded in recent quarters.

Our preliminary operating results for the quarter ended March 31, 2007 are subject to adjustment based upon, among other things, completion of our review and reporting processes. Actual results could differ materially. For additional information regarding the various risks and uncertainties inherent in such estimates, see “Special Note Regarding Forward-Looking Statements.” Results for the first quarter of 2007 may not be indicative of our full year results for 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Condensed Consolidated Combined Financial and Operating Data” and our consolidated combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Executive Summary

We are a leading integrated multi-platform marketing company in China with a proven track record of developing and selling branded consumer products and services. Our two operating segments are our TV direct sales platform and nationwide distribution network. We operate the largest TV direct sales business in China in terms of revenues and TV air time purchased according to Euromonitor. Through our TV direct sales platform, we market both our own proprietary products and services as well as third-party products and services. Our nationwide distribution network extends across all provinces and allows us to reach over 20,000 retail outlets, covering nearly all cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services within their respective territories.

We believe our nationally televised TV direct sales programs allow us to build strong product and service brand awareness among China’s consumers and generate significant demand for the products and services that we market within a short period of time. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of and demand for marketed products and services, thereby broadening our customer reach and enhancing our product and service penetration on a nationwide basis.

Supporting our direct sales platforms are our call centers, located in Beijing, Shanghai and Shenzhen. Our call centers were staffed by 649 sales representatives and 113 customer service personnel as of December 31, 2006. Our Beijing and Shanghai call centers operate 24 hours a day. In 2005 and 2006, our call centers processed on average approximately 11,800 and 12,400 incoming calls per day generated from our TV and other direct sales platforms, respectively.

Our net revenues, which include direct sales net revenues and distribution net revenues, have increased in each of the last three years, growing from $95.0 million in 2004 to $170.3 million in 2005 and to $196.5 million in 2006. Direct sales net revenues include both net proceeds from products sold through our TV direct sales programs and, beginning in 2006, marketing services revenues. Direct sales net revenues have grown in each of the last three years from $52.0 million in 2004 to $76.8 million in 2005 and to $107.4 million in 2006. Our distribution net revenues are derived from sales of products and services to our distributors. Distribution net revenues grew from $43.0 million in 2004 to $93.5 million in 2005 and declined to $89.1 million in 2006.

During 2006, we entered into two new types of arrangements—joint sales arrangements and marketing services arrangements.

Under a joint sales arrangement, we generate TV direct product and services sales revenues. In addition, as consideration for the marketing support provided by our TV direct sales programs, we receive additional payments from our joint sales partners based on sales of featured products or services through their own distribution channels. These additional payments are classified as reductions to cost of direct sales revenues via reductions in the purchase price of the products purchased by us from our joint sales partners, similar to vendor rebates. As an example of a joint sales arrangement, in April 2006, we entered into an arrangement with a cell phone manufacturer to be the exclusive TV direct sales platform through which it markets some of its PDA cell phones. In addition to generating TV direct product sales revenues for us, the joint sales partner agreed to pay to us an amount based on the number of units sold by it through its own distribution network. These additional payments have been recorded as reductions to cost of direct sales revenues.

Under a marketing services arrangement, we provide a marketing plan, related TV advertising time and call center support to our customers. As an example, we developed a multi-phase TV direct sales marketing plan for China Unicom, the second largest mobile communications company in China, to promote China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners through our TV direct sales platform. Under this marketing services arrangement, we received a fixed fee, which has been included in direct sales net revenues.

In 2006, our joint sales arrangements generated $27.8 million in gross direct product revenues (mostly HTW branded PDA cell phones) and $7.3 million in other payments based on sales of featured products or services by our joint sales partners through their own distribution channels, which reduced our cost of direct sales revenues. In 2006, our marketing services arrangements generated $6.7 million in marketing services revenues.

Net revenue and operating income in any period are largely driven by our sales platforms and product and service mix, advertising expenses and events occurring in the period. The increases in our total net revenues in 2004 and 2005 were driven in large part by direct and distribution sales of our electronic learning devices and other proprietary product lines, such as our Zehom sleeping aid/neck massager and posture correction product lines. In 2006, our sales increase reflects, in particular, $27.8 million of direct sales of third-party cell phones and our success in the first half of 2006 in marketing our proprietary Zehom branded neck massager.

Despite the increase in 2006 net revenues, we only had operating income of $1.6 million in 2006. In particular, in the second half of 2006 net revenues and operating income were adversely impacted by PRC regulatory changes (still in effect) prohibiting TV and radio direct sales programs of certain products, including our branded neck massager and our slimming product. These products were two of our best-selling and highest margin products in the first half of 2006. Similarly, in the second half of 2006, negative media coverage of our products (some of which we believe contained false or misleading information), in particular of our electronic learning devices, had an adverse impact on our 2006 net revenues and operating income. Total gross revenues from sales of our electronic learning devices decreased by $10.6 million in 2006. Gross revenues from sales of our neck massager product line dropped from $18.9 million in the first half of 2006 to $5.5 million in the second half of 2006. Operating income in 2006 also reflects stock-based compensation charges of $8.7 million compared to $2.3 million in 2005 and a $3.2 million charge related to offering costs.

Our product and service revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses increased by 99.3% from $27.9 million in 2004 to $55.6 million in 2005 and by an additional 37.6% to $76.5 million in 2006. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2005 and 2006, is purchased TV advertising time. Purchased TV advertising expenses increased by 137.0% from $19.2 million in 2004 to $45.5 million in 2005 and an additional 51.6% to $69.0 million in 2006.

We use purchased TV advertising time to broadcast both TV direct sales programs and brand promotion advertising. Advertising expenses for TV channels on which we run almost exclusively TV direct sales programs accounted for $17.4 million, or 90.4%, $29.9 million, or 65.8%, and $53.3 million, or 77.2%, of the total expenses incurred in purchasing TV advertising time in 2004, 2005 and 2006, respectively. TV advertising time dedicated to TV direct sales programs increased from over 350,000 minutes in 2004 and over 400,000 minutes in 2005 to over 760,000 minutes in 2006 (approximately 244 hours per week). This increase reflects our purchase of advertising time on TV channels on which we had not previously advertised and our purchase, in bulk, of lower-cost, late night advertising time for use in product and service development and testing activities.

TV brand promotion advertising expenses accounted for $1.8 million, or 9.6%, $15.6 million, or 34.2%, and $15.7 million, or 22.8%, of the total expenses incurred in purchasing TV advertising time in 2004, 2005 and

2006, respectively. Our TV brand promotion advertising in recent periods had primarily supported our electronic learning devices product line and our posture correction and neck massager/sleeping aid product lines, but PRC regulatory changes in the second half of 2006 prevented us from running TV direct sales programs for our neck massager product line.

The number of TV channels on which we broadcast TV direct sales programs increased from 41 in 2004 to 52 in 2006. In 2006, we broadcast brand promotion advertising on 18 TV channels, including six channels on which we did not broadcast TV direct sales programs. We recently began consolidating our TV advertising time and currently broadcast our TV direct sales programs on 44 TV channels.

We expect to increase our commitments to purchase TV advertising time in 2007 by approximately 49.9% to $85.6 million. Actual TV advertising commitments could, however, vary significantly. We may purchase additional broadcasting time throughout the year. Also, we may be unable to use all of our purchased time due to various factors, many of which are out of our control, such as preemption of our purchased time by special programming events, programming overruns by TV stations and changes in available advertising minutes provided by TV stations. In addition, the accounting for advertising time will vary based on the structure of our joint sales and marketing services arrangements. For example, TV advertising expenses paid by us may be reflected as either a cost of direct sales revenues (e.g., marketing services arrangements that involve limited or no direct sales with marketing customers paying a fixed fee, such as our arrangement with China Unicom) or as advertising expenses (e.g. joint sales arrangements, such as our arrangement with HTW). Also, certain payments received by us under our joint sales arrangements may be a specific reimbursement of incurred advertising expenses and therefore, recorded as a reduction to our advertising cost.

In addition to TV brand promotion advertising, we also promote our brands through print and other media, primarily newspaper advertising. Our total advertising expenses for 2005 and 2006 included an aggregate of $6.9 million and $6.3 million, respectively, for non-TV brand promotion advertising, which primarily was used to support our neck massager/sleeping aid, electronic learning devices and oxygen generating devices product lines.

We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us. Our total advertising expenses in 2005 and 2006 included $3.1 million and $1.0 million, respectively, of these distributor reimbursements, primarily related to our oxygen generating devices and neck massager/sleeping aid products and posture correction products.

The number of inbound calls generated through our direct sales platforms received by our call centers has increased steadily with inbound calls totaling approximately 3.2 million, 4.3 million and 4.5 million, respectively, in 2004, 2005 and 2006. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product or service purchase orders, was 24.3%, 22.1% and 19.2% for those same periods. In calculating our conversion rate and inbound calls, we exclude calls generated under our marketing services arrangements, such as our arrangement with China Unicom. A critical factor impacting our conversion rate is the average selling price of our products and services. As our average selling prices have increased, we have experienced downward pressure on our conversion rates. We seek to counterbalance this pressure with improved sales training and performance-related personnel management.

We intend to focus in the near term on successfully developing and marketing products and services offering high margins and recurring revenue streams and on developing our joint sales and marketing services arrangements. To do so, we will continue to utilize our product and service development and marketing strengths, our national TV media presence and media management expertise to offer selected products throughout China through our integrated sales platforms. Our longer term goal is to be the leading integrated cross-media marketer of consumer products and services in China. Related challenges include the evolving nature of the TV direct sales industry and our business model, which are in the early stages of development, and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market both in

China as well as worldwide). In turn, as appropriate, we adjust our product and service offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product and service to maximize return on our media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust on a weekly basis the products and services we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs.

Revenues and Cost of Revenues

Revenues

	For the years ended December 31,
	2004		2005		2006
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$52,038	54.7%	$76,828	45.1%	$107,411	54.7%
Distribution sales, net	43,022	45.3	93,512	54.9	89,087	45.3

Total revenues, net	95,060	100.0	170,340	100.0	196,498	100.0

Our net revenues consist of direct sales net revenues and distribution net revenues. Direct sales net revenues represent product and services sales through our TV direct sales programs and other direct sales platforms and, beginning in 2006, marketing services revenues. Other direct sales primarily include sales of products and services marketed through our catalogs and sales realized through our outbound calls. To date, substantially all of our direct sales net revenues have been generated from our TV direct sales platform. As we continue to develop other forms of direct selling, such as our catalog sales, which commenced in February 2005, and our outbound calls sales, which commenced in the fourth quarter of 2004, we expect our non-TV direct sales net revenues to increase. In 2006, marketing services revenues totaled $6.7 million.

Distribution net revenues represent product and service sales to the distributors constituting our nationwide distribution network. We sell products and services to our distributors at a discount to the retail price for the same product or service when sold by us through our TV direct sales programs. The percentage of our total net revenues generated through our nationwide distribution network increased from 45.3% in 2004 to 54.9% in 2005 and decreased to 45.3% in 2006. The percentage of our total net revenues attributable to direct sales and distribution revenues will vary from period to period based on, among other things, the amount of our TV advertising time dedicated to our or third-party products and services, joint sales and marketing services arrangements and sales generated by us through our TV direct sales programs and our nationwide distribution network.

Our total net revenues are presented net of certain adjustments including sales and business taxes incurred primarily by our three PRC affiliated entities, cash rebates on distribution sales, costs of cash coupon discounts and membership points on direct sales. Sales and business taxes incurred primarily by our three PRC affiliated entities totaled approximately $0.2 million in each of 2004 and 2005 and $0.7 million in 2006. Our marketing services revenues, which we started generating in 2006, are subject to higher taxes and surcharges than our other sources of revenues, resulting in the $0.5 million increase in sales and business taxes in 2006.

Historically, we conducted distribution promotional sales activities primarily through the use of cash rebates. Beginning in 2005, we introduced our customer loyalty program for direct sales which includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded.

Direct sales net revenues for 2004, 2005 and 2006 have been adjusted based on actual product return experience. In future interim periods, as we report revenues, we will estimate the amount of sales returns based on the historical trend of product returns, current economic trends including market acceptance of new and existing products and other delivery and return information available from EMS and local delivery companies.

To accelerate the establishment of our distribution network, in 2000 we issued shares in our company to owners of five distributors as incentives to join our nationwide distribution network. In 2005 and 2006, the aggregate sales generated by these five distributors accounted for approximately 15.2% and 13.0% of our distribution gross revenues and 8.3% and 5.9% of our total gross revenues, respectively. In 2005 and 2006, two of these distributors were among our five best-performing distributors. None of these shareholders owns more than 1% of our company. In addition, of our distributors, 11 are owned in part, or in some cases in whole, by eight of our employees or their family members. Seven out of these eight individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX in July 2005. In 2005 and 2006, the aggregate sales generated by these 11 distributors accounted for approximately 33.3% and 26.9% of our distribution gross revenues or 18.3% and 12.2% of our total gross revenues. In 2005, two of these distributors were, and in 2006 one of the distributors was, among our five best-performing distributors. In addition, two distributors in 2005 and three distributors in 2006, each of which accounted for less than 1% of our distribution gross revenues in 2005 and 2006, are wholly owned by family members of our chief executive officer and another of our executive officers.

We generally focus on marketing and selling four or five featured product lines at any one time through our TV direct sales platform and a limited number of products and services through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. Currently, our featured products are offered in the following categories or under the following brands:

•

electronic learning devices featuring our proprietary Ozing brand, which accounted for 42.8% and 31.7% of our total gross revenues in 2005 and 2006, respectively, with retail prices ranging from RMB798 to RMB1,180 per unit in 2005 and ranging from RMB698 to RMB1,298 per unit (or approximately $89 to $166 per unit) in 2006;

•

consumer electronics products featuring Net E-cam, Aptek Net E-cam and Soloky brand names, which accounted for 20.8% and 6.9% of our total gross revenues in 2005 and 2006, respectively, with retail prices ranging from RMB1,680 to RMB2,380 per unit in 2005 and ranging from RMB1,280 to RMB3,980 per unit (or approximately $164 to $510 per unit) in 2006;

•

cell phones featuring the HTW, CECT and Gionee brand names and China Unicom’s CDMA service and CDMA cell phones from China Unicom’s partners. We began introducing cell phones in April 2006, and they are sold by us only through our TV direct sales platform, accounted for 14.1% of our total gross revenues in 2006 with retail prices ranging from RMB2,980 to RMB7,580 per unit (or approximately $382 to $971) in 2006; and

•

health and wellness products featuring our proprietary Babaka, Zehom and Youngleda brand names, which accounted for 23.9% and 23.6% of our total gross revenues in 2005 and 2006, respectively, with retail prices in 2005 and 2006 ranging from RMB288 to RMB2,080 per unit (or approximately $37 to $267 per unit).

Our three best-selling product lines accounted for an aggregate of 65.3%, 78.0% and 57.2% of our total gross revenues in 2004, 2005 and 2006, respectively.

We select products and services sold through our TV direct sales programs, which we believe offer sufficient profit potential and can be built into a national brand for sale through our nationwide distribution network. Consequently, we do not actively market all of our featured product lines through our nationwide distribution network. For example, in 2005 we did not actively market and sell our exercise machine through our nationwide distribution network.

We offer over 100 products and services through our multiple sales platforms, approximately 40% of which are marketed and sold primarily through our TV direct sales programs, nationwide distribution network or both. Our featured product categories (currently electronic learning devices, consumer electronics, cell phones and health and wellness products) include over 35 products. In addition to the four product categories we presently feature, we sell other products and services, including autocare, beauty and household products, primarily through our catalogs, outbound calls and cross-selling. We periodically develop and introduce related new and upgraded products and services under the same product or service brand.

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing product and service offerings, including new and upgraded products and services. We employ a systematic identification and development process. After a potential featured product or service has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing.

We seek to diversify our product and service offerings by adding products and services that offer recurring revenue opportunities. For example, in January 2006 we began full-scale marketing of a software program that tracks market performance of specified stocks listed on China’s domestic stock exchanges and provides technical analysis to aid investment decisions. The use of this product requires the payment of an annual subscription fee at the beginning of the subscription period. The initial subscription fee is RMB3,380 (approximately $433) as of December 31, 2006 with the annual renewal fee costing RMB720 (approximately $92). Revenues from both initial and renewal fees are deferred and recognized ratably over the twelve-month subscription period.

In late May 2006, the Shanghai branch of the China Securities Regulatory Commission, or CSRC, sent us a notice requiring we suspend advertisements of our stock-tracking software program as it believed we did not have the required permit to provide securities investment advisory services. Although we do not believe that our sale of this software program involves the provision of securities investment advisory services, beginning in May 2006, we discontinued most TV advertisements for this program. We are in communication with the CSRC Shanghai branch and are seeking its clearance to resume normal advertisements for this program. During the six months ended June 30, 2006, we recognized $1.2 million in related subscription revenue and our deferred revenue balance was $4.2 million at period end. For the full year, we recognized $4.7 million in related subscription revenue and our deferred revenue balance was $4.2 million as of December 31, 2006.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. Consequently, we were unable to and, until the new rules are adopted, we will be unable to broadcast TV- and radio-based direct sales programs for some of our products, primarily including our neck massager product and our slimming product. These products were two of our high margin products and, during the six months ended June 30, 2006, our neck massager was our second best-selling product in terms of gross revenues and our best selling product in terms of direct sales gross revenues. Our slimming product was our fourth best-selling product in terms of direct sales gross revenues in the first half of 2006. It is unclear when the new rules governing those direct sales activities will be issued. We believe stricter regulation is beneficial for our industry and business in the long term since it will enhance the overall reputation of the TV direct sales industry by more closely regulating promoted products and marketing practices. However, at least in the near term, our direct and distribution sales of the products covered by the circular have been, and we expect will continue to be, adversely impacted as a result of this prohibition. In September 2006, we stopped marketing our slimming product. In the second half of 2006 distribution sales of our neck massager products decreased by 68.3% to $2.6 million from $8.2 million in the first half of 2006, largely due to a lack of TV direct sales program marketing support. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products continue to be impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products (including newly developed products) using our committed TV advertising time and the related sales price and margins of those non-restricted products; and the nature of, and restrictions imposed by, the future rules when adopted.

During the second half of 2006 several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices. Some of these articles we believe contained false or misleading information regarding our products and market practices. We took marketing and other efforts to protect our product brands and to correct or respond to these articles and related customer concerns and these activities appear to have stopped. However, this negative media coverage had, and may continue to have, an adverse effect on our direct and distribution sales of our electronic learning devices and other products or services.

In any period, a number of factors, including the following, will impact our net revenues and the portion thereof generated by our direct sales and distribution platforms:

•	the mix of TV direct sales programs and brand promotion advertising and the portion of our TV direct marketing programs dedicated to joint sales and marketing services arrangements;

•	the mix of products and services marketed through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	new product and service introductions by us or our competitors;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning devices. Sales for these products are typically higher around the first and third quarters corresponding with the end and beginning of school semesters in China;

•

the cycles of successful products and services featured in our TV direct sales programs, with such sales typically growing rapidly over an initial promotional period and then declining over time, sometimes precipitously in a short period of time (for example, our electronic wrinkle remover, for which full-scale sales and marketing began in December 2003, accounted for over 20% of 2004 total gross revenues with sales declining by over 94% in 2005 due to the unanticipated short lifecycle of that product);

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

For a detailed discussion of the factors that may cause our net revenues to fluctuate, see “Risk Factors—Risks Relating to Our Business—Our operating results fluctuate from period to period, making our results difficult to predict and our operating results for a particular period therefore could fall below our expectations or the expectations of market analysts or investors, thereby resulting in a decrease in the price of our ADSs.”

Cost of Revenues

Cost of revenues in respect of direct product and service sales represents our direct costs to manufacture, purchase or develop products or services sold by us to consumers or our distributors. For a particular product or service, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product or service mix for the period. For example, our collectible products (stamps and coins) currently have a higher per unit cost of revenues than our other products.

Cost of revenues in respect of direct product and service sales does not include advertising or other selling and marketing expenditures. These expenditures are incurred for the benefit of each of our sales and distribution platforms and, as such, are treated as operating expenses and not as a cost of revenues. As described below under “Critical Accounting Policies,” however, certain payments received under our joint sales arrangements may reduce our cost of revenues or advertising expenses. In evaluating the performance of our sales and distribution platforms, you should consider our advertising and other selling and marketing expenses and income from operations.

For marketing services arrangements, the related cost of revenues reflects the cost of the TV advertising time used to run the related TV direct sales programs.

If we defer revenues in a period, our operating margins will be initially adversely impacted as we recognize the cost of revenues in full in the period, and will be favorably impacted in later periods as we recognize deferred revenue without the offsetting cost of revenues.

Operating Income (Expenses)

Our operating income (expenses) consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net.

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, mostly the expense of TV advertising time and, to a significantly lesser extent, non-TV media, primarily print media. Advertising expenses also include payments to reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of our products and services distributed by them. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred. If we defer revenues in a period, our operating margins will be initially adversely impacted as we recognize the TV direct sales program advertising expense in full in the period it is incurred and will in a later period be favorably impacted as we recognize deferred revenue without the offsetting advertising expense.

We use our purchased TV advertising time to broadcast TV direct sales programs and brand promotion advertising. Unless the cost of TV advertising time is treated as a cost of direct sales revenues under a marketing services arrangement, advertising expenses include the cost of the TV advertising time used to broadcast all TV direct sales programs. Although we did not receive any of these payments prior to 2007, payments received from our joint sales partners to reimburse a portion of the related TV advertising cost are expected to be recorded as a reduction to our TV advertising expense. Our TV direct sales programs are typically five to ten minutes in length, focus on the features and benefits of the products and services being marketed and encourage consumers to call our call centers to purchase those products and services. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing on product or service features or benefits, are designed to increase general brand awareness for the marketed products or services. We also use non-TV media, primarily newspaper advertising, for brand promotion purposes. To date, our TV brand promotion advertisements have featured primarily our electronic learning devices product line and, to a lesser extent, our posture correction and neck massager/sleeping aid product lines. During 2005 and 2006, our TV brand promotion advertisements were broadcasted on six and 18 channels, respectively, including CCTV 1, which has the largest national viewership in China and is our primary TV channel for brand promotion advertising.

We typically enter into TV advertising time purchase agreements for our TV direct sales programs in advance prior to the beginning of each year, with such agreements generally having a term of one year. We typically prepay for a large portion of our TV advertising time for our TV direct sales programs. We believe our ability to prepay for our advertising expenses has been a competitive advantage. As of December 31, 2005 and 2006, we had a prepaid advertising balance of $20.1 million and $25.4 million, respectively. We enter into our advertising agreements typically near the end of each year and consequently our prepaid balance is usually highest at year-end.

Our advertising cost per minute (based on aggregate expenditures and ignoring the impact of payments made under our joint sales and marketing services arrangements) varies depending on the channel, with certain CCTV channels, which generally have a broader reach, being more expensive. Our total increases in advertising expenses reflect the purchase of more expensive broadcast time, an increase in total minutes purchased and an increase in price per minute. Our average per minute advertising cost for TV direct sales programs in 2004, 2005 and 2006 was approximately $49, $74 and $70, respectively. Our average per minute cost for our TV direct sales programs will vary primarily based on the channels we broadcast our TV direct sales programs and the associated time slots. In addition, average per minute charges can vary significantly by channel, with some channels increasing their rates annually. In particular, we have experienced more significant rate increases on some of our national satellite channels, compared to our other channels, as their reach and ratings have increased. In 2006, our top five TV channels in terms of amount of TV direct sales program advertising expenditures accounted for approximately 32.1% of our total TV direct sales program advertising expenditures and approximately 18.6% of our total TV direct sales program advertising minutes. In contrast, in 2006, our top five TV channels by total TV direct sales program advertising minutes accounted for approximately 44.8% of our total TV direct sales program advertising minutes and 18.3% of our total TV direct sales program advertising expenditures.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery, salary and benefits for our call centers and sales and marketing personnel and the production of our TV direct sales programs and other advertising. Also included in other selling and marketing expenses are amortization charges related to intangible assets acquired in our July 2005 acquisition of the 49% minority interest in Shanghai HJX. See note 3 to our consolidated combined financial statements.

We rely significantly on EMS, and to a lesser extent, local delivery companies, to deliver our products sold by us to consumers and to collect related payments in connection with products delivered on the basis of a cash on delivery, or COD, payment method. During 2004, 2005 and 2006, EMS delivered approximately 51.7%, 53.3% and 56.7%, respectively, of the orders placed through our direct sales platforms. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management and finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, lease and other expenses for general corporate purposes and allowances for doubtful accounts, including charges related to the write-offs of certain accounts receivable for EMS.

The total amount of EMS-related accounts receivable written off in 2006 was approximately $0.3 million. General and administrative expenses in 2006 also include offering related costs totaling $3.2 million that were expensed in 2006.

We expect our general and administrative expenses to increase as our business expands in future periods and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs will include those related to our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, requiring that, beginning with our annual report on Form 20-F for 2008, we include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to our management’s assessment of the effectiveness of our internal control over financial reporting.

Other Operating Income, Net

Other operating income, net consists primarily of government subsidies and commission income. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes.

Warrant Liability

A warrant issued on January 21, 2005 allowed the holder to acquire 2,882,155 shares of our Series A-1 convertible redeemable preferred stock upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005 and, as a result, there were no related charges after that date. The warrant was deemed a freestanding derivative liability which required the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, we recognized a non-cash charge in connection with marking the warrant to fair value for periods prior to the exercise in 2005. As of the date of this prospectus, we have no freestanding derivative liabilities.

Minority Interest

Minority interests consist of the 49% outside ownership interests in our majority-owned subsidiaries. In July 2005, we acquired the 49% minority interest in Shanghai HJX, the subsidiary responsible for production, marketing and sale of our electronic learning devices. In 2004, 2005 and 2006, our minority interest totaled $2.6 million, $1.8 million and $0.6 million, respectively, with the amounts in 2004 and 2005 reflecting primarily net income generated by Shanghai HJX prior to our acquisition of the remaining 49% minority interest in July 2005. We may form other majority-owned subsidiaries in the future to secure managerial expertise, acquire complementary and additional distribution networks, or secure product or service distribution rights.

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Share-based Compensation and Warrant Liability Charges

Through 2005, we accounted for our stock option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123-R,

“Share-Based Payment,” and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for stock-based compensation. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Our option plans are described more fully in Note 12 to our consolidated combined financial statements.

In 2005, we recorded a charge of approximately $10.1 million for the change in fair value in warrant liability in connection with warrants to acquire shares of our Series A-1 convertible redeemable preferred stock.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize expense only for those shares expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures.

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers. These revenues are recognized net of sales tax incurred primarily by our three PRC affiliated companies. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. Of the total attempted product deliveries in 2005 and 2006, approximately 19% and 23% were unsuccessful due to customers’ refusal to accept a product upon delivery or failure to successfully locate the delivery address. Generally, the higher a product’s sales price and the longer the amount of time between ordering and delivery, the more likely a customer may refuse product delivery. For unsuccessful deliveries EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

Direct sales revenues for 2004, 2005 and 2006 have been adjusted based on actual product return experience. In future periods, as we report our revenues for interim periods, we may be required to estimate the amount of sales returns based on the historical trend of product returns, current economic trends, including market acceptance of new and existing products, and other delivery and return information available from EMS and local delivery companies. Beginning in 2005, we introduced our customer loyalty program for direct sales which includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded. We use historical trend experience to accrue costs associated with cash coupon discounts and membership points.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were insignificant in 2004, 2005 and 2006.

Included in direct sales net revenues are marketing services revenues derived from arrangements where the related marketing customer pays a fixed fee in exchange for our marketing services.

In 2006, we generated revenue from annual initial subscription fees from subscribers for our stock-tracking software, which includes access to our software CD containing data analysis tools and services. Upon receipt by us or one of our distributors of the upfront cash payments from the subscriber, we will activate the subscriber’s account and provide the subscriber with an access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, users can subscribe for additional one-year renewal periods. Because the data services are essential to the functionality of the software analysis tools, we recognize revenue ratably over the one-year subscription period. For 2006, we recognized $4.7 million in related subscription revenue and at December 31, 2006 our deferred revenue balance was $4.2 million.

Pursuant to joint sales arrangements, we generate direct sales revenues from the sale of a featured product or service through our TV direct sales programs. Our joint sales partner also sells the featured product or service through its own distribution channels. In exchange for the sales support provided by our TV direct sales programs, we also receive additional payments based on sales through our sales partners’ own distribution channels. These payments are recorded as a reduction to cost of direct sales revenues via a reduction in the purchase price of the products purchased by us from our sales partners, similar to a vendor rebate.

Payments received from our joint sales partners to reimburse a portion of the related TV advertising expense are recorded as a reduction to our TV advertising expense. We did not receive any of these payments prior to 2007.

Under our marketing services arrangements, we provide a TV direct sales marketing plan, the related TV advertising time and call center support in exchange for a fixed fee, which is included in our direct sales net revenues. Our marketing services arrangements are predominately marketing in nature and are expected to generate limited or no TV direct product sales revenues.

Corporate Structure

We commenced operations in 1998. In January 2005, we effected a restructuring to implement a holding company structure. Our operations in China are conducted under our holding company, China DRTV, a British Virgin Islands, or BVI, company, through its subsidiaries and consolidated affiliated entities. In anticipation of our initial public offering, we incorporated Acorn International in the Cayman Islands as a listing vehicle on December 20, 2005. Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV.

Due to PRC regulatory restrictions on the operation of commercial trading businesses, including our direct sales and wholesale distribution businesses and certain advertising activities, the licenses to operate our direct sales and wholesale distribution businesses and provide advertising services are held by our three affiliated entities. These affiliated entities, Beijing Acorn, Shanghai Network, and Shanghai Advertising, are each 75%-owned by Don Dongjie Yang, our president and one of our directors, and 25%-owned by David Chenghong He, one of our executive officers. See “Our Corporate Structure—Our Corporate Structure and Contractual Arrangements.”

Taxation

We are incorporated in the Cayman Islands and China DRTV is a BVI company. We are not subject to taxes in those jurisdictions. Our other subsidiaries and affiliated companies are PRC companies. In addition to usual statutory taxes, our subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The usual statutory income tax rate applicable to PRC companies is 33%. Prior to a restructuring effected on January 1, 2005 to implement an offshore holding company structure, our business was operated through three PRC operating companies and their subsidiaries. The restructuring essentially involved the transfer of substantially all the operating assets of our business to newly formed subsidiaries and affiliated companies of China DRTV (with limited exceptions). See “Our Corporate Structure.”

Net income for 2004 and 2005 benefited significantly from effective income tax rates of 3% and 7%, respectively. In 2006, we had a tax benefit from income tax refunds. For 2004, prior to our restructuring, our operating companies and subsidiaries benefited from favorable tax arrangements provided by the local tax bureau responsible for overseeing the assessment of taxes related to our operations. For 2005 and onwards, several of our subsidiaries and affiliated companies benefit from the following special tax rates or incentives:

•

Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. or Shanghai An-Nai-Chi, began operation in 2005 and has accumulated tax losses at the end of 2006. Acorn International Electronic Technology (Shanghai) Co., Ltd., or Acorn Electronic, and Shanghai HJX, as foreign-invested manufacturing enterprises are entitled to a two-year income tax exemption starting from the year when they first generate profit (which for Acorn Electronic and Shanghai HJX was 2005), a 13.5% enterprise income tax rate for the following three years and a 27% tax rate thereafter. These subsidiaries are responsible for manufacturing our engine lubricant, our posture correction product line and our electronic learning devices product line, respectively;

•

Beijing Acorn Youngleda Oxygen Generating Co., Ltd, as a recognized foreign-invested manufacturing enterprise, is entitled to a two-year income tax exemption starting from the year when it first generates profit (2005), a 12% enterprise income tax rate for 2007 to 2009, a 25.5% enterprise income tax rate for 2010 to 2014 and a 27% tax rate thereafter. The subsidiary is responsible for manufacturing our oxygen generating devices product line;

•

Acorn Information, which holds many of the assets used in our call center operations and provides technical services to our affiliated companies, is entitled to a two-year enterprise income tax exemption for the year it first generates profit (2005), a 7.5% enterprise income tax rate for the following three years and a 15% enterprise income tax rate thereafter in accordance with local government policies;

•	Shanghai Advertising is entitled to an income tax exemption in 2005 and 2006, with a 15% income tax rate thereafter in accordance with local government policies;

•	Shanghai Network is entitled to an income tax exemption in 2005, 2006 and 2007 and will be subject to a 33% income tax rate thereafter;

•

Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, started operation in December 2005. Shanghai Yimeng is entitled to a two-year enterprise income tax exemption starting from the year when it first generates profit (2006), a 7.5% enterprise income tax rate for the following three years and a 15% enterprise income tax rate thereafter in accordance with local government policies; and

•	Shanghai Acorn Enterprise Management Consulting Co., Ltd. is entitled to a two-year enterprise income tax exemption from January 1, 2007 to December 31, 2008.

The definition of “manufacturing enterprise” under PRC law is vague and is subject to discretionary interpretation and enforcement by the PRC authorities. If the tax incentives indicated above were eliminated or determined not to be available to us or the local government rules were deemed in violation of national laws and regulations, as applicable, current period net income would be reduced, and we may be required to pay additional taxes in respect of prior periods or be subject to the standard statutory income tax rate, which currently is 33%.

On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign-invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law will become effective on January 1, 2008. While we have not undertaken a detailed analysis of the potential impact of the new Enterprise Income Tax Law on us, it could significantly shorten the period in which we enjoy our preferential tax rates and/or incentives, or eliminate those preferential tax rates and/or incentives altogether. The new Enterprise Income Tax Law could adversely affect our financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.”

Impact of Recent Currency Exchange Rate Increase

We use the U.S. dollar as the reporting currency for our financial statements. Our operations are conducted through our PRC operating companies and affiliated companies. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and, as a result, the Renminbi has appreciated by approximately 7.4% from RMB8.2765:$1 on July 21, 2005 to RMB7.7039:$1 on May 2, 2007. In converting our RMB income statement amounts into U.S. dollars we used the following RMB/$ exchange rates: 8.2765 for 2004, 8.1828 for 2005, and 7.9591 for 2006, corresponding to the average exchange rates for the periods. Our U.S. dollar denominated operating results in 2005 and 2006 have benefited, and our financial results for the balance of 2007 are likely to benefit, as a result of appreciation of the RMB against the U.S. dollar.

Results of Operations

The following table sets forth our condensed consolidated combined statements of operations by amount and as a percentage of our total net revenues for 2004, 2005 and 2006:

	For the years ended December 31,
	2004		2005		2006
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$52,038	54.7%	$76,828	45.1%	$107,411	54.7%
Distribution sales, net	43,022	45.3	93,512	54.9	89,087	45.3

Total revenues, net	95,060	100.0	170,340	100.0	196,498	100.0

Cost of revenues:
Direct sales	16,826	(17.7)	26,646	(15.6)	32,013	(16.3)
Distribution sales	19,279	(20.3)	43,566	(25.6)	41,260	(21.0)

Total cost of revenues	36,105	(38.0)	70,212	(41.2)	73,273	(37.3)

Gross profit	58,955	62.0	100,128	58.8	123,225	62.7

Operating income (expenses):
Advertising expenses	(27,903)	(29.4)	(55,564)	(32.6)	(76,549)	(39.0)
Other selling and marketing expenses(1)(2)	(7,697)	(8.1)	(13,734)	(8.1)	(21,023)	(10.7)
General and administrative expenses(1)	(6,126)	(6.4)	(12,340)	(7.2)	(27,115)	(13.8)
Other operating income, net	498	0.5	1,553	0.9	3,105	1.6

Total operating income (expenses)	(41,288)	(43.4)	(80,085)	(47.0)	(121,582)	(61.9)

Income from operations	17,727	18.6	20,043	11.8	1,643	0.8

Interest expenses	(41)	—	(14)	—	(14)	—
Other income (expenses), net	(9)	—	588	0.3	2,181	1.1
Change in fair value in warrant liability	—	—	(10,059)	(5.9)	—	—
Income tax benefits (expenses)	(571)	(0.6)	(770)	(0.5)	696	0.4
Minority interest	(2,614)	(2.8)	(1,756)	(1.0)	(561)	(0.3)

Net income	14,492	15.2	8,032	4.7	3,945	2.0
Deemed dividend on Series A convertible redeemable preferred shares	—	—	(162)	(0.1)	(162)	(0.1)

Income attributable to holders of ordinary shares	$14,492	15.2%	$7,870	4.6%	$3,783	1.9%

(1)	Includes share-based compensation of:

Other selling and marketing expenses	$—	—%	$(168)	(0.1)%	$(741)	(0.4)%
General and administrative expenses	$—	—%	$(2,168)	(1.3)%	$(7,932)	(4.0)%

(2)	Includes amortization of intangible assets acquired in the July 2005 of acquisition of the 49% minority interest of Shanghai HJX of:

Other selling and marketing expenses	$—	—%	$(239)	(0.1)%	$(428)	(0.2)%

The following table sets forth our three best-selling product lines on a gross revenues basis and as a percentage of total gross revenues for the indicated periods, together with a reconciliation to our net revenues for all products:

		For the years ended December 31,
		2004			2005			2006
Product	Brand	Revenues	%	Rank	Revenues	%	Rank	Revenues	%	Rank
		(in thousands, except percentages and ranks)
Electronic learning device	Ozing	$24,758	26.0%	1	$73,028	42.8%	1	$62,464	31.7%	1
Electronic wrinkle remover	SCO	19,551	20.5%	2
Consumer electronics	Soloky, Aptek Net E-cam & Net E-cam	17,903	18.8%	3	35,453	20.8%	2
Posture correction product	Babaka				24,622	14.4%	3
PDA cell phones	HTW							26,050	13.2%	2
Neck massager	Zehom							24,354	12.3%	3

Total top three		62,212	65.3%		133,103	78.0%		112,868	57.2%
Other products and marketing services revenues		33,006	34.7%		37,474	22.0%		84,343	42.8%

Total gross revenues		95,218	100.0%		170,577	100.0%		197,211	100.0%
Total adjustments		(158)			(237)			(713)

Total revenues, net		$95,060			$170,340			$196,498

In evaluating the success of our overall sales and marketing efforts, we consider aggregate total sales through our integrated direct sales and nationwide distribution platforms, as well as the various payments generated by our joint sales and marketing services arrangements. For example, distribution sales of our electronic learning device product line benefit significantly from our TV direct sales programs and our TV brand promotion advertising. Some products, such as our consumer electronics products, are sold primarily or exclusively through our direct sales platforms. Our PDA cell phones are not sold through our nationwide distribution network.

The following table sets forth our three best-selling product lines for our direct sales platforms and distribution network by gross revenues and as a percentage of applicable total direct gross revenues and total distribution gross revenues for the indicated periods, together with a reconciliation to net direct sales revenues and net distribution sales revenues:

		For the years ended December 31,
Product	Brand	2004			2005			2006
		Revenues	%	Rank	Revenues	%	Rank	Revenues	%	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Consumer electronics(1)	Soloky & Aptek Net E-cam	$15,535	29.8%	1	$32,284	41.9%	1	$11,959	11.1%	3
Neck massager/sleeping aid(2)	Zehom	11,587	22.2%	2				13,579	12.6%	2
Electronic learning device	Ozing	10,475	20.1%	3	11,061	14.4%	2
Posture correction product	Babaka				10,139	13.2%	3
PDA cell phones	HTW							26,050	24.1%	1

Direct sales—total top three		37,597	72.1%		53,484	69.5%		51,588	47.8%
Other direct products and marketing services revenues		14,502	27.9%		23,493	30.5%		56,455	52.2%

Total direct gross revenues		52,099	100.0%		76,977	100.0%		108,043	100.0%
Total adjustments		(61)			(149)			(632)

Direct sales, net		$52,038			$76,828			$107,411

Distribution Sales:
Electronic learning device	Ozing	$14,283	33.1%	1	$61,967	66.2%	1	$53,541	60.0%	1
Electronic wrinkle remover	SCO	10,709	24.8%	2
Oxygen generating device	Youngleda	6,280	14.6%	3	5,683	6.1%	3
Posture correction product	Babaka				14,483	15.4%	2	11,768	13.2%	2
Neck massager/sleeping aid(2)	Zehom							10,775	12.1%	3

Distribution sales—total top three		31,272	72.5%		82,133	87.7%		76,084	85.3%
Other distribution products		11,847	27.5%		11,467	12.3%		13,084	14.7%

Total distribution gross revenues		43,119	100.0%		93,600	100.0%		89,168	100%
Total adjustments		(97)			(88)			(81)

Distribution sales, net		$43,022			$93,512			$89,087

(1)	This does not include the sales of our GPS products, which were introduced under our Soloky brand in 2006.

(2)	Prior to the third quarter of 2005, we offered a sleeping aid product under our Zehom brand as our featured product. In the third quarter of 2005, we introduced a new product, a neck massager, which is currently the featured product under our Zehom brand.

Comparison of Years Ended December 31, 2006, December 31, 2005 and December 31, 2004

Revenues

2006 Compared to 2005.  In 2006, total net revenues increased by $26.2 million, or 15.4%, to $196.5 million from $170.3 million in 2005. This increase reflects primarily increased sales from a few new products and our neck massager products offset by sales declines in continuing featured products, such as our consumer electronics, electronic learning devices and our posture correction product lines.

The $26.2 million increase in total net revenues in 2006 reflects primarily sales from products newly featured in 2006, with sales of cell phones and GPS products generating $37.7 million in gross revenues; a $14.7 million increase in neck massager/sleeping aid product line sales, which benefited from the introduction of our neck massager product in the third quarter of 2005; offset by a $21.8 million, $10.6 million and $8.9 million decline in sales of our consumer electronics, electronic learning device and posture correction product lines, respectively. In the second half of 2006, sales of our health and beauty products were adversely impacted by a prohibition on TV direct sales of certain products, such as our neck massager product and slimming product. Sales of some of our continuing products, particularly our electronic learning devices, were adversely impacted by negative publicity. Included in the increase in total net revenues was approximately $6.7 million in marketing services revenues. During 2006, we had subscription sales related to our stock-tracking software totaling $8.9 million, of which we recognized $4.7 million in gross revenue and deferred $4.2 million to later periods.

Direct sales net revenues in 2006 increased by $30.6 million, or 39.8%, to $107.4 million from $76.8 million in 2005. Direct sales benefited from a 5.3% increase in the number of inbound calls to our call centers in 2005 to approximately 4.5 million in 2006, offset by a reduction of our conversion rate to 19.2% in 2006 from 22.1% in 2005. From a product mix perspective, the $30.6 million total increase in direct sales net revenues in 2006 was primarily due to products newly featured in the period (with our newly introduced cell phones and GPS offerings collectively generating $36.1 million in gross direct sales in 2006). Direct sales from our consumer electronics products decreased by $20.3 million to $12.0 million as we emphasized sales of our higher profit cell phones. Direct sales of our electronic learning devices product line decreased by $2.1 million, or 19.3%, to $8.9 million. This decrease reflects both a decline in sales prices (mostly in the third quarter) and an approximate 11.5% decrease in unit sales compared to 2005. The unit sales decline was, in part, due to the increase in retail prices related to a temporary flash memory shortage in the first half of 2006 and negative product publicity in the second half of 2006. Beginning in 2006, direct sales net revenues reflect marketing services revenues totaling $6.7 million.

Distribution net revenues in 2006 decreased by $4.4 million, or 4.7%, from $93.5 million to $89.1 million in 2005. The total decrease reflects an $8.4 million, or 13.6%, decrease in sales of our electronic learning devices based on a 26.6% decline in unit sales offset by an increase in prices charged to our distributors. Unit sales declined due to the increase in price related to the temporary flash memory in the first half of 2006 and negative product publicity in the second half of 2006. The total decrease also reflects a $2.7 million sales decrease in our posture correction product line. Offsetting the total decrease is a $6.0 million, or 127.3%, increase in distribution sales of our neck massager product line. Distribution sales for our neck massager and posture correction product lines were particularly strong in the first half of 2006. However, in the second half of 2006, distribution sales of our neck massager product line were negatively impacted by a lack of promotional support that resulted from government restrictions on TV direct sales programs for these products. Similarly, during the same period, distribution sales of our neck massager, electronic learning devices and posture correction products were all hurt by negative product publicity.

2005 Compared to 2004.  In 2005, total net revenues increased by $75.3 million, or 79.3%, to $170.3 million from $95.0 million in 2004. These increases were primarily driven by increased sales from a few of our featured products, such as our electronic learning devices and posture correction product lines; a significant increase in advertising and promotion activities; and increased distribution sales resulting from synergies between our multiple sales and distribution platforms.

The $75.3 million increase in total net revenues in 2005 reflects primarily a $48.3 million increase in sales from electronic learning devices product line; $24.6 million sales from our new posture correction product line; and a $17.6 million increase in sales from consumer electronics product line. Offsetting these increases were declines in overall sales from some of our previously featured products that we ceased promoting through our TV direct sales programs. In particular, between 2004 and 2005, we experienced a $18.4 million, or 94.1%, decline in 2005 sales from our electronic wrinkle remover product line and a $7.6 million, or 44.1%, decline in sales from our sleeping aid product line.

Direct sales net revenues in 2005 increased by $24.8 million, or 47.7%, to $76.8 million from $52.0 million in 2004. Direct sales benefited from a 34.4% increase in the number of inbound calls to our call centers to approximately 4.3 million, offset by a reduction of our conversion rate to 22.1% in 2005 from 24.3% in 2004. From a product mix perspective, the $24.8 million increase in direct sales net revenues in 2005 was primarily due to the increase in sales from our consumer electronics product line; our successful reintroduction of our posture correction product line for which the rights were acquired in late 2004; and our exercise machine, which we began selling in 2005 with total 2005 direct sales gross revenues of $32.3 million, $10.1 million, and $9.3 million, respectively. Sales from consumer electronics products increased in 2005 primarily due to the addition of our Soloky branded consumer electronics product line in the third quarter of 2005. Offsetting the direct sales increases in 2005 was a $8.2 million, or 92.8%, decline in sales from our electronic wrinkle remover product line and a $6.6 million, or 57.3%, decline in sales from our sleeping aid product line from 2004. Direct sales from our electronic learning device product line in 2005 increased by $0.6 million to $11.1 million. This modest increase reflects for the year a slight increase in unit sales volumes offset by a decline in average selling prices, slower sales of our older product offerings and the impact of distribution sales on our direct sales efforts.

Distribution net revenues in 2005 increased by $50.5 million, or 117.4%, to $93.5 million from $43.0 million in 2004. The total increase reflected a $47.7 million, or 333.8%, increase in electronic learning device distribution sales on an almost quadrupling of unit sales and an increase in the price charged to our distributors for our upgraded products. In addition to benefiting from increased TV brand promotion advertising in 2005, distribution sales from our electronic learning devices product line also benefited from an expansion of our distributors’ retail reach and the replacement of some underperforming distributors. The total increase also included $14.5 million sales from our new posture correction product line. Our related distribution efforts benefited significantly from our existing electronic learning devices distribution network, as many of our electronic learning devices distributors were used to distribute our posture correction product line. Offsetting these increases was a $10.2 million, or 95.3%, decline in 2005 distribution sales from our electronic wrinkle remover product line, as well as decline in sales from some of our other featured products after we stopped promoting those products through our TV direct sales programs.

Cost of Revenues

Our cost of revenues are primarily dependent upon the mix of products and units sold during the relevant period.

2006 Compared to 2005.  In 2006, total cost of revenues increased by $3.1 million, or 4.4%, to $73.3 million from $70.2 million in 2005. As a percent of total net revenues, cost of revenues decreased to 37.3% in 2006 compared to 41.2% in 2005. Our electronic learning devices and consumer electronics products have higher per unit cost of revenues compared to many of our other products. The overall increase in cost of revenues in 2006 reflects an increase in related unit costs for our electronic learning devices due to a temporary shortage of flash memory in the first half of 2006 and product mix-related changes. Direct sales cost of revenues in 2006 increased by $5.4 million, or 20.3%, to $32.0 million from $26.6 million in 2005. This increase reflects primarily the introduction of our PDA cell phones and, to some extent, an increase in unit sales of our neck massager/sleeping aid product and cost of revenues related to our marketing services arrangements. Offsetting the increase in direct sales cost of revenues in 2006 is a significant decrease in unit sales of our electronic learning devices product line and sales of our consumer electronics product line. Distribution cost of revenues in 2006 decreased by $2.3 million, or 5.3%, to $41.3 million from $43.6 million in 2005, reflecting primarily the decrease in unit sales of our electronic learning devices offset by an increase in the unit costs due to the temporary shortage of flash memory and increased unit sales of our neck massager/sleeping aid.

2005 Compared to 2004.  In 2005, total cost of revenues increased by $34.1 million, or 94.5%, to $70.2 million from $36.1 million in 2004. As a percent of total net revenues, cost of revenues increased to 41.2% in 2005 from 38.0% in 2004, reflecting primarily increased sales from electronic learning devices and consumer electronics product lines offset by the significant decline in sales from our electronic wrinkle remover product line. Our electronic learning devices, consumer electronics and electronic wrinkle remover product lines have higher per unit cost of revenues compared to our other products. Direct sales cost of revenues in 2005 increased by $9.8 million, or 58.3%, to $26.6 million from $16.8 million in 2004, with the increase reflecting primarily an increase in unit sales of our consumer electronics product line. Distribution cost of revenues in 2005 increased by $24.3 million, or 125.9%, to $43.6 million from $19.3 million in 2004, reflecting primarily the almost quadrupling of electronic learning device unit sales.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2004		2005		2006
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales, net	$35,212	67.7%	$50,182	65.3%	$75,398	70.2%
Distribution sales, net	$23,743	55.2%	$49,946	53.4%	$47,827	53.7%

Total	$58,955	62.0%	$100,128	58.8%	$123,225	62.7%

Changes in our gross margins from period to period are driven by changes in the products and services that we sell and the platforms through which we sell them.

We are generally able to maintain stable margins for our individual product lines. Although we discount the prices of individual products as competition enters the market over time, this discounting is typically done in conjunction with our introduction of an upgraded or replacement product with improved features and functions and similar or better pricing. If we are unable to maintain satisfactory gross profits relative to our media expenses, we replace or cease marketing such product.

In addition to product and service mix-related variations, the difference between the sales price charged by us to our TV direct sales customers and what we charge our distributors for the same product or service accounts for a large portion of the difference in gross margins on direct sales and on distribution sales.

2006 Compared to 2005.  In 2006, gross profits increased by $23.1 million, or 23.1%, to $123.2 million from $100.1 million in 2005, reflecting a $25.2 million increase in direct sales gross profits and a $2.1 million decrease in distribution gross profits. Our three best-selling product lines in 2006, our electronic learning devices, PDA cell phones and neck massager/sleeping aid product lines, collectively accounted for approximately 53.6% of our gross profit for the same period. Our overall gross margin in 2006 increased to 62.7% from 58.8% in 2005. This gross margin increase reflects the favorable impact of $7.3 million in payments received under our joint sales arrangements based on sales of featured products or services by our joint sales partners through their own distribution channels which reduced our cost of direct sales revenues.

In 2006, gross profits from direct sales increased by $25.2 million, or 50.2%, to $75.4 million from $50.2 million in 2005. This increase reflects additional gross profits contributed by newly featured products in the period and our neck massager sleeping/aid product line, marketing services revenues and other payments reducing cost of direct sales revenues generated from our joint sales arrangements. Offsetting this increase was a significant decline in gross profits generated through direct sales of our consumer electronics product line. Although our consumer electronics product line has an overall lower gross margin than our other products, sales of these higher-priced products were historically attractive given our ability to generate significant gross profits through our TV direct sales programs in excess of the media and promotional-related expenses. Gross margin on direct sales in 2006 increased to 70.2% from 65.3% in 2005 primarily due to the $7.3 million in payments received which reduced cost of direct sales revenues generated under our joint sales arrangements. Offsetting this increase in gross margin was generally lower margins on our various product lines, including our Zehom neck massager/sleeping aid, electronic learning devices and posture correction product lines. Lower margins on our

Zehom product line in 2006 reflected increased sales during 2006 of our neck massager products, which had a lower gross margin than the sleeping aid product sold for most of 2005. The decrease in our electronic learning device gross margin was due to increased costs as a result of a temporary shortage of flash memory in the first half of 2006.

In 2006, gross profits from distribution sales decreased by $2.1 million, or 4.2%, to $47.8 million from $49.9 million in 2005. This decrease primarily reflects additional gross profits contributed by increased sales from our neck massager/sleeping aid product line offset by a decline in gross profits contributed by our electronic learning devices and posture correction product lines. In 2005 and 2006, our electronic learning devices product line accounted for 61.6% and 55.6%, our posture correction product line accounted for 19.9% and 16.7% and our neck massager/sleeping aid product line accounted for 5.8% and 14.3%, respectively, of our total gross profits from distribution sales. Gross margin on distribution sales remained relatively stable at 53.4% in 2005 and 53.7% in 2006.

2005 Compared to 2004.  In 2005, gross profits increased by $41.2 million, or 69.9%, to $100.1 million from $58.9 million in 2004, reflecting a $15.0 million increase and a $26.2 million increase in direct and distribution gross profits. Our three best-selling product lines in 2005, electronic learning devices, consumer electronics and posture correction product lines, accounted for approximately 73.2% of our gross profit for the year. Our overall gross margin in 2005 decreased to 58.8% from 62.0% in 2004 primarily due to an increase in sales through our nationwide distribution network which have lower related gross margins and a reduction in gross margin in both of our TV direct sales platform and nationwide distribution network. As a percentage of total net revenues, sales through our nationwide distribution network were 45.3% and 54.9% in 2004 and 2005. The decrease in our gross margin also reflects a significant increase in unit sales of our lower margin consumer electronics product line compared to 2004 levels.

Gross profits from direct sales increased by $15.0 million, or 42.6%, to $50.2 million in 2005 from $35.2 million in 2004. This increase reflects additional gross profits contributed by our posture correction and consumer electronics product line, offset by a decline in gross profits from our other featured products resulting from decreased sales of those products. Gross margin on direct sales in 2005 decreased to 65.3% from 67.7% in 2004 due to the significant increase in sales from our lower margin consumer electronics product line compared to 2004 levels, offset by higher gross margins on our other featured products.

Gross profits from distribution sales increased by $26.2 million, or 110.5%, to $49.9 million in 2005 from $23.7 million in 2004. This increase primarily reflects additional gross profits contributed by increased sales from our electronic learning devices product line and new sales of our posture correction product line. In 2005, our electronic learning devices product line accounted for approximately 61.6% of our total distribution gross profits. Offsetting these increases was a decline in gross profits from our other featured product lines, particularly our electronic wrinkle remover product line on reduced sales of these product lines. Gross margin on distribution sales in 2005 decreased to 53.4% from 55.2% from in 2004, reflecting greater sales of our electronic learning devices product line, which have a gross margin slightly below our overall 2005 gross margin.

Operating Income (Expenses)

Our operating income (expenses) consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net. In 2006, our total operating income (expenses) increased by $41.5 million, or 51.8%, to $121.6 million from $80.1 million in 2005 (including a $6.4 million increase in stock-based compensation). Of the total increase, $20.9 million was attributable to increased advertising costs; $7.3 million was attributable to increased other selling and marketing expenses; $14.8 million reflected an increase in general and administrative expenses; and $1.5 million was attributable to increased other operating income, net.

In 2005, our operating income (expenses) increased by $38.9 million, or 94.4%, to $80.1 million from $41.2 million in 2004. Of the total increase, $27.7 million was attributable to increased advertising costs; $6.2 million reflected an increase in general and administrative expenses; and $1.0 million was attributable to increased other operating income, net and the balance was represented by increased other selling and marketing expenses. In 2005, general and administrative expenses also include share-based compensation charges of $2.3 million.

Advertising Expenses

2006 Compared to 2005.  In 2006, advertising expenses increased by $20.9 million, or 37.6%, to $76.5 million from $55.6 million in 2005. Advertising expenses as a percentage of total net revenues increased to 39.0% in 2006 from 32.6% in 2005.

In 2006, advertising expenses related to purchased TV advertising time increased by $23.5 million, or 51.6%, to $69.0 million in 2006 from $45.5 million in 2005. This increase in purchased TV advertising expenses reflected our decision in 2005 to significantly increase 2006 spending levels on both TV direct sales programs and TV brand promotion advertising. In 2006, advertising expenses on TV channels on which we almost exclusively broadcast TV direct sales programs increased by $23.4 million, or 78.3%, to $53.3 million from $29.9 million in 2005. Brand promotion TV advertising expenses in 2006 increased by $0.1 million, or 0.6%, to $15.7 million from $15.6 million in 2005.

Offsetting the overall increase in advertising expenses in 2006 was a $0.6 million, or 8.7%, decrease in non-TV brand promotion advertising, primarily newspaper advertising, to $6.3 million in 2006 from $6.9 million in 2005. These expenditures were primarily in support of distribution sales of our oxygen generating devices, our neck massager/sleeping aid product line and our electronic learning devices product line.

Offsetting the overall increase in advertising expenses in 2006 was a decrease in advertising-related reimbursements paid to our distributors from $3.1 million in 2005 to $1.0 million in 2006. These distributor reimbursements related primarily to our oxygen generating devices, neck massager/sleeping aid and posture correction product lines.

2005 Compared to 2004.    In 2005, advertising expenses increased by $27.7 million, or 99.3%, to $55.6 million from $27.9 million in 2004. Advertising expenses as a percentage of total net revenues increased to 32.6% in 2005 from 29.4% in 2004.

Of the $27.7 million increase in 2005 advertising expenses, $26.3 million reflects a 137.0% increase in the advertising expenses related to purchased TV advertising time to $45.5 million in 2005 from $19.2 million in 2004. This increase in 2005 purchased TV advertising expenses reflected our decision in 2004 to significantly increase 2005 spending levels on both TV direct sales programs and TV brand promotion advertising. In 2005, advertising expenses on TV channels on which we run almost exclusively TV direct sales programs increased by $12.5 million, or 71.8%, to $29.9 million from $17.4 million in 2004. Brand promotion TV advertising expenses in 2005 increased by $13.8 million, or 766.7%, to $15.6 million from $1.8 million in 2004. Almost all of this increase was spent on promoting our electronic learning device product brand with a limited portion spent on promoting our posture correction product brand.

The total increase in advertising expenses also includes a $2.5 million, or 56.8%, increase in non-TV brand promotion advertising, primarily newspaper advertising, to $6.9 million in 2005 from $4.4 million in 2004. These expenditures were primarily in support of distribution sales of our electronic learning device product, our oxygen generating devices and our sleeping aid product lines.

Offsetting the other increases in advertising expenses in 2005 was a small decrease in advertising-related reimbursements paid to our distributors from $3.8 million in 2004 to $3.1 million in 2005. These distributor reimbursements related primarily to our oxygen generating devices and sleeping aid product lines.

Other Selling and Marketing Expenses

2006 Compared to 2005.  Our other selling and marketing expenses increased by $7.3 million, or 53.3%, to $21.0 million in 2006 from $13.7 million in 2005. Of the total increase, approximately $2.4 million related to increased salaries and benefits primarily due to growth of our call center operations and a company-wide salary increase; $2.0 million was attributable to increased marketing and promotion expenses mainly related to the promotion of distribution sales; $1.2 million was attributable to the copyright expenses primarily related to printed materials sold with our electronic learning devices; $0.6 million was attributable to share-based compensation; and $0.4 million was attributable to increased telephone expenses associated with our call centers. As a percentage of total net revenues, other selling and marketing expenses increased to 10.7% in 2006 from 8.1% in 2005.

2005 Compared to 2004.  Our other selling and marketing expenses increased by $6.0 million, or 77.9%, to $13.7 million in 2005 from $7.7 million 2004. Of the total increase, approximately $2.3 million related to increased product delivery expenses corresponding with increased product sales and increased aggregate weight of our total deliveries attributable to our exercise machine in 2005; $1.3 million relates to increased salaries and benefits primarily due to growth of our call center operations; $1.0 million relates to increased TV sales and brand promotion program production expenditures attributable in significant part to a continued increase in the number, and quality, of our TV direct sales programs; and $0.2 million relates to the amortization of intangibles acquired in the July 2005 acquisition of the 49% minority interest in Shanghai HJX. As a percentage of total net revenues, other selling and marketing expenses was 8.1% in 2005, which was the same as it had been in 2004.

General and Administrative Expenses

2006 Compared to 2005.  Our general and administrative expenses increased by $14.8 million, or 120.3%, to $27.1 million in 2006 from $12.3 million in 2005. Of the total increase, $5.8 million was attributable to share-based compensation charges; $3.2 million was attributable to offering related costs expensed in 2006; $2.4 million was attributable to increased salaries and benefits primarily due to the overall increase in our headcount and a company-wide salary increase; and a $0.9 million supplier prepayment write-off related to our decision to stop marketing our slimming product. As a percentage of total net revenues, general and administrative expenses increased to 13.8% in 2006 from 7.2% in 2005.

2005 Compared to 2004.  Our general and administrative expenses increased by $6.2 million, or 101.6%, to $12.3 million in 2005 from $6.1 million in 2004. Of the total increase, $2.6 million was attributable to increased salaries and benefits reflecting a $1.2 million company-wide employee bonus accrued at the end of 2005, $2.2 million was attributable to a share-based compensation charge and $0.4 million was attributable to an increase in compensation paid to our executive officers and an overall increase in our headcount. As a percentage of total net revenues, general and administrative expenses increased to 7.2% in 2005 from 6.4% in 2004.

Other Operating Income, Net

Other operating income, net was $0.5 million, $1.6 million and $3.1 million in 2004, 2005 and 2006, respectively. A majority of other operating income, net in 2005 and 2006 relates to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. We may not be able to enjoy such government subsidies in the future. See “Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.” Other operating income, net also includes miscellaneous commission income.

Income from Operations

2006 Compared to 2005.  In 2006, income from operations decreased by $18.4 million to $1.6 million from $20.0 million in 2005. In 2006, we deferred $4.2 million in subscription revenue related to our stock-tracking software product and expensed in full in the period the related cost of revenues and TV advertising expenses; we recognized $0.9 million in charges related to a supplier prepayment write-off in connection with our decision to stop marketing our slimming product; and we recognized $8.7 million in share-based compensation charges compared to $2.3 million in 2005. As a percentage of total net revenues, income from operations declined to 0.8% from 11.8%. The decline as a percentage of total net revenues also reflected a 37.6% increase in advertising costs with only a 15.4% increase in total net revenues and 23.1% increase in gross profits.

2005 Compared to 2004.  In 2005, income from operations increased by $2.3 million, or 13.0%, to $20.0 million from $17.7 million in 2004. However, as a percentage of total net revenues income from operations declined to 11.8% from 18.6%. The decline as a percentage of total net revenues reflects primarily a 99.3% increase in advertising costs with only a 79.3% increase in total net revenue and 69.9% increase in gross profits. Operating income in 2005 also reflects a share-based compensation charge of $2.3 million.

Other Income (Expenses), Net

Other income (expenses), net was $(0.1) million, $0.6 million and $2.2 million in 2004, 2005 and 2006. In 2006, other income (expenses) includes $0.9 million in marketable securities gain and $0.8 million in interest income.

Income Taxes

In 2006, we had a net tax benefit of $0.7 million compared to a tax expense of $0.8 million and $0.6 million in 2005 and 2004. Because of various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rates for 2004, 2005 and 2006 were 3%, 7% and (18%), respectively. If these tax incentives were eliminated or determined not to be available to us, we would be required to pay significantly higher taxes.

Minority Interest

Minority interest in 2006 decreased to $0.6 million, from $1.8 million in 2005 and $2.6 million in 2004, reflecting our acquisition in July 2005 of the remaining 49% minority interest in Shanghai HJX. Minority interest for each of 2004 and 2005 relates primarily to the previous minority interest in Shanghai HJX.

Quarterly Financial Information

The following table sets forth selected results of operations data by amount and as a percentage of revenues, each derived from our unaudited consolidated combined financial statements for the three-month periods ended on the dates indicated. You should read the following table in conjunction with the audited consolidated combined financial information and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated combined financial information on the same basis as our audited consolidated combined financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the three months ended
	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$22,228	38.6%	$27,495	68.5%	$28,474	47.2%	$29,214	75.8%
Distribution sales, net	35,304	61.4	12,660	31.5	31,811	52.8	9,312	24.2

Total revenues, net	57,532	100.0	40,155	100.0	60,285	100.0	38,526	100.0

Cost of revenues:
Direct sales	7,974	(13.9)	7,885	(19.6)	7,323	(12.2)	8,831	(22.9)
Distribution sales	17,559	(30.5)	5,543	(13.8)	13,872	(23.0)	4,286	(11.1)

Total cost of revenues	25,533	(44.4)	13,428	(33.4)	21,195	(35.2)	13,117	(34.0)

Gross profit	31,999	55.6	26,727	66.6	39,090	64.8	25,409	66.0

Operating income (expenses):
Advertising expenses	(20,295)	(35.3)	(16,285)	(40.6)	(24,866)	(41.2)	(15,103)	(39.2)
Other selling and marketing expenses(1)(2)	(4,519)	(7.8)	(4,941)	(12.3)	(5,826)	(9.7)	(5,737)	(14.9)
General and administrative expenses(1)(3)	(3,468)	(6.0)	(6,454)	(16.1)	(8,613)	(14.3)	(8,580)	(22.3)
Other operating income, net	860	1.5	598	1.5	811	1.3	836	2.2

Total operating income (expenses)	(27,422)	(47.6)	(27,082)	(67.5)	(38,494)	(63.9)	(28,584)	(74.2)

Income (loss) from operations	4,577	8.0	(355)	(0.9)	596	0.9	(3,175)	(8.2)

Change in fair value in warrant liability	—	—	—	—	—	—	—	—

Minority interest	(1)	—	64	0.2	(149)	(0.2)	(475)	(1.2)

Net income (loss)	5,378	9.4	135	0.3	675	1.1	(2,243)	(5.8)

Deemed dividend on Series A convertible redeemable preferred shares	(40)	(0.1)	(41)	(0.1)	(41)	(0.1)	(40)	(0.1)

Income (loss) attributable to holders of ordinary shares	$5,338	9.3%	$94	0.2%	$634	1.0%	$(2,283)	(5.9)%

(1) Includes share-based compensation of:

Other selling and marketing expenses	$(26)	—%	$(304)	(0.8)%	$(301)	(0.5)%	$(110)	(0.3)%
General and administrative expenses	$(460)	(0.8)%	$(2,825)	(7.0)%	$(3,476)	(5.8)%	$(1,171)	(3.0)%

(2) Includes amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX of:

Other selling and marketing expenses	$(107)	(0.2)%	$(107)	(0.3)%	$(107)	(0.2)%	$(107)	(0.3)%

(3) Includes offering related expenses:

General and administrative expenses	$—	—%	$—	—%	$—	—%	$(3,166)	(8.2)%

	For the three months ended
	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$15,288	41.3%	$18,822	59.9%	$20,916	33.2%	$21,802	56.1%
Distribution sales, net	21,733	58.7	12,618	40.1	42,113	66.8	17,048	43.9

Total revenues, net	37,021	100.0	31,440	100.0	63,029	100.0	38,850	100.0

Cost of revenues:
Direct sales	5,627	(15.2)	5,126	(16.3)	6,454	(10.2)	9,439	(24.3)
Distribution sales	10,112	(27.3)	5,507	(17.5)	19,617	(31.1)	8,330	(21.4)

Total cost of revenues	15,739	(42.5)	10,633	(33.8)	26,071	(41.3)	17,769	(45.7)

Gross profit	21,282	57.5	20,807	66.2	36,958	58.7	21,081	54.3

Operating income (expenses):
Advertising expenses	(12,317)	(33.3)	(12,043)	(38.3)	(17,992)	(28.5)	(13,212)	(34.0)
Other selling and marketing expenses(1)(2)	(2,259)	(6.1)	(3,658)	(11.6)	(4,185)	(6.7)	(3,632)	(9.3)
General and administrative expenses(1)	(2,523)	(6.8)	(2,524)	(8.0)	(2,955)	(4.7)	(4,338)	(11.2)
Other operating income, net	227	0.6	231	0.7	851	1.4	244	0.6

Total operating income (expenses)	(16,872)	(45.6)	(17,994)	(57.2)	(24,281)	(38.5)	(20,938)	(53.9)

Income from operations	4,410	11.9	2,813	9.0	12,677	20.2	143	0.4

Change in fair value in warrant liability	(1,844)	(5.0)	(721)	(2.3)	(2,133)	(3.4)	(5,361)	(13.8)

Minority interest	(1,588)	(4.3)	(169)	(0.5)	(1)	—	2	—

Net income (loss)	867	2.3	1,844	5.9	10,597	16.9	(5,276)	(13.6)

Deemed dividend on Series A convertible redeemable preferred shares	(40)	(0.1)	(41)	(0.1)	(41)	(0.1)	(40)	(0.1)

Income (loss) attributable to holders of ordinary shares	$827	2.2%	$1,803	5.8%	$10,556	16.8%	$(5,316)	(13.7)%

(1) Includes share-based compensation of:

Other selling and marketing expenses	$(23)	—%	$(5)	—%	$(5)	—%	$(135)	(0.3)%
General and administrative expenses	$(293)	(0.8)%	$(67)	(0.2)%	$(495)	(0.8)%	$(1,313)	(3.4)%

(2) Includes amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX of:

Other selling and marketing expenses	$—	—%	$—	—%	$(132)	(0.2)%	$(107)	(0.3)%

Our operating results in each quarter are impacted significantly by the mix of products and services sold in the quarter and the platforms through which they are sold, which may cause our operating results to fluctuate and make them difficult to predict. Because the success of our business is so dependent on our TV direct sales programs and brand promotion advertising, we encourage you to consider, in addition to our total net revenues and gross profits, our income from operations which includes the impact of our advertising expenses.

Beginning in the second quarter and the third quarter of 2006, we began to enter into joint sales arrangements and marketing services arrangements with third parties. In addition to generating additional TV direct product and service sales, our joint sales arrangements result in various payments to us from our joint sales partners. These payments are recorded as a reduction to cost of direct sales revenues. Under our marketing services arrangements, we provide a marketing plan, the related TV advertising time and call center support in exchange for a fixed fee. The fourth quarter of 2006, in particular, demonstrates the favorable impact of these arrangements. In that period, our joint sales arrangements generated $9.9 million in gross direct product revenues (mostly related to HTW branded PDA cell phones) and $3.1 million in other payments based on sales of featured products or services by our joint sales partners through their own distribution channels, which reduced our cost of direct sales revenues. In the fourth quarter of 2006, our marketing services revenues, included in direct sales net revenues, totaled $6.2 million.

Other than seasonality related to certain of our products, such as our electronic learning devices, our business generally has not been seasonal. Sales for these products are typically higher around the first and third quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.

Historically, the portion of our total net revenues attributable to distribution sales generally increased. We typically promote from four to five featured products through our TV direct sales programs at any one time. Reduced distribution sales in the second half of 2006 reflect primarily the adverse impact on distribution sales of PRC government restrictions, which are still in effect, on our running TV direct sales programs promoting certain products, including our Zehom neck massager product line; and adverse product publicity regarding, in particular, our electronic learning devices. Also, although we began promoting third-party products under joint sales and marketing services arrangements in 2006 through our TV direct sales programs, to date we have distributed these products through our nationwide distribution network only in limited quantities.

The first and third quarters of each year are historically seasonally high sales periods for our electronic learning devices and posture correction product lines, particularly for distribution sales. For example, first and third quarter distribution sales accounted for approximately 26.9% and 50.0%, respectively, of total 2005 electronic learning devices annual gross distribution sales and 43.5% and 43.4% of total 2006 electronic learning devices annual gross distribution sales. In anticipation of these seasonally high sales periods, we increased our spending on TV brand promotion advertising to promote these and other products. As a result, TV brand promotion advertising spending in the first and third quarters of 2005 and 2006 accounted for 17.0% and 47.1%, respectively, of 2005 total TV brand promotion expenditures and 34.4% and 42.1%, respectively, of 2006 total TV brand promotion expenditures. Also, in the third and fourth quarters of 2006, compared to the same periods in 2005, we increased Zehom TV brand promotion advertising to compensate for the lack of media exposure due to PRC regulations prohibiting us from broadcasting Zehom TV direct sales programs. In the fourth quarter of 2006, we reduced TV brand promotion advertising for our electronic learning devices and posture correction product lines following reduced sales due to negative product publicity (which we believe contained false and misleading information). Third quarter 2006 gross revenues for our electronic learning devices and posture correction product lines were down by $8.1 million, or 22.9%, and $5.9 million, or 51.3%, over the same period in 2005. For these same products, fourth quarter 2006 gross sales were down by $3.1 million, or 41.7%, and $5.4 million, or 75.8%, over the same period in 2005.

Direct sales net revenues in the second and third quarter of 2005 benefited from strong sales of exercise machine and posture correction product lines. In the fourth quarter of 2005, due to the strength of our Soloky branded products, our consumer electronics products direct sales totaled $14.0 million, more than double related sales in any other quarter. In the fourth quarter of 2005 and the second quarter of 2006, electronic learning device direct sales were only $0.7 million and $0.8 million, respectively, due to seasonally low direct sales. Direct and distribution sales of our neck massager/sleeping aid product line in the first and second quarters of 2006 benefited from the replacement of our branded sleeping aid product with our branded neck massager in the third quarter of 2005 and increased product promotional activities. Sales of our neck massager/sleeping aid product totaled $10.0 million in the first quarter of 2006 and $8.9 million in the second quarter of 2006. However, sales of our neck massager product, as well as our posture correction products, decreased in the second half of the year as compared to the first half of 2006. Direct sales revenues in the second, third and fourth quarters of 2006 benefited from direct sales totaling $7.2 million, $10.8 million and $8.1 million, respectively, of a third-party PDA cell phone marketed through a joint sales arrangement.

Cost of revenues, gross profits and gross margins in the quarters were driven by changes in the products and services that we sold in the periods and the platforms through which we sold them. In the second and third quarters of 2005, we recorded strong sales of our higher margin posture correction product line. Gross profits in the fourth quarter of 2005 were moderated due to, among other things, a higher contribution to sales of our lower-margin consumer electronics products and a one-time campaign to sell our distributors one of our latest model electronic learning devices at a price slightly above our cost. For a distributor to be eligible for the discount, they needed to show us the older unit and commit not to sell the older generation unit. We obtained agreements with respect to 26,000 older units, or approximately 2% of the 1.2 million units sold through our distribution platform in 2005. Improvements in gross margins in the second, third and fourth quarters of 2006 reflect primarily the favorable impact of payments received under our joint sales arrangements that reduced cost of direct sales revenues.

Income from operations in each quarter of 2005 and 2006 included share-based compensation expenses. Effective January 1, 2006, we adopted SFAS No. 123-R requiring all share-based payments to employees, including grants of employee stock options, be recognized in our income statement based on the grant-date fair values. In 2005 and 2006, share-based compensation totaled $2.3 million and $8.7 million, respectively.

Net income in each quarter of 2005 was adversely impacted by non-cash charges related to marking the value of the warrant, which was exercised in full in December 2005, to fair value for periods prior to the exercise.

Liquidity and Capital Resources

	For the years ended December 31,
	2004	2005	2006
	(in thousands)
Cash and cash equivalents	$16,644.9	$35,385.7	$40,744.4
Net cash provided by operating activities	$10,734.70	$2,768.4	$1,360.3
Net cash provided by (used in) investing activities	$(2,838.7)	$(8,336.2)	$1,952.0
Net cash provided by (used in) financing activities	$(1,750.8)	$23,531.4	$81.4

Operating Activities

Net cash provided by operating activities for the indicated periods was primarily the result of our net income of $14.5 million, $7.9 million and $3.8 million, respectively, in 2004, 2005 and 2006. These amounts were adjusted for non-cash items such as minority interest, a $10.1 million change in fair value in warrant liability in 2005, share-based compensation and depreciation and amortization and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets, amounts due from a related party and accounts payable.

Minority interest was $2.6 million, $1.8 million and $0.6 million, respectively, in 2004, 2005 and 2006. The change in minority interest reflects primarily the success of our majority-owned subsidiary in manufacturing and selling our electronic learning devices, the remaining 49% minority interest of which we acquired in July 2005. Share-based compensation, a non-cash expense, totaled $2.3 million in 2005 related to options granted with an exercise price below the deemed fair value of our ordinary shares on the date of grant and $8.7 million in 2006 following our adoption of SFAS No. 123-R.

Our inventory balances increased from $5.5 million at December 31, 2005 to $7.8 million at December 31, 2006. Prepaid advertising expenses increased from $4.9 million at December 31, 2004 to $20.1 million at December 31, 2005 to $25.4 million at December 31, 2006, requiring our use of cash to fund these increases. Other prepaid expenses and other assets increased from $3.0 million at December 31, 2004 to $8.5 million at December 31, 2005 and to $10.7 million at December 31, 2006 (which at December 31, 2005 and 2006, $5.4 million and $4.6 million, respectively, related to the third party receivable for resold advertising time). In 2005 and 2006, we also had an aggregate increase (decrease) of approximately $5.0 million and $(0.1) million, respectively, in our accounts payable and accrued expenses and other current liabilities over 2004 and 2005, with those increases (decreases) providing cash and utilizing cash, respectively.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, investments in associates, acquisition of additional interest in a subsidiary, purchases of intangible assets and purchase and disposal of marketable securities. Net cash used in investing activities reflects purchases of property and equipment of $2.3 million in 2004, $1.8 million in 2005 and $1.7 million in 2006 in connection with the expansion and upgrading of our call centers. In 2005, we used $3.7 million in cash in connection with our acquisition of the remaining 49% minority interest in Shanghai HJX, which is reflected as the acquisition of an additional interest in a subsidiary. Cash used in investing activities in 2005 reflects cash of $3.8 million held by the pre-restructuring entities from which our assets were transferred at the beginning of 2005 in connection with the formation of our offshore holding company structure. In 2006, as these entities liquidated, we received these cash amounts less amounts required to pay liquidation-related liabilities and taxes.

Financing Activities

Financing activities include proceeds from short-term and long-term bank loans, dividend payments, issue of capital, stock redemptions and proceeds from the exercise of warrants. For 2006, our financing activities were primarily receipt of a $0.4 million subscription receivable and a net repayment of $0.3 million in borrowings. For 2005, we issued $40.5 million of our Series A convertible preferred stock (net of issuance costs of $2.5 million), including $8.0 million received upon the exercise in full of a warrant to acquire Series A-1 convertible preferred stock, redeemed $9.7 million of our outstanding ordinary shares and paid dividends of $6.4 million to our stockholders. For 2004, our financing activities were primarily receipt of cash of $1.0 million from short-term bank loans and the use of $2.5 million to pay dividends.

We maintain several small working capital facilities with banks in China with total borrowing capacity of less than $1.0 million. These facilities are mainly for maintaining long-term relationships with banks and do not contain any operational or financial covenants. We have not drawn down on these facilities.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all.

Capital Expenditures

Our capital expenditures totaled $2.3 million, $1.8 million and $1.7 million, respectively, in 2004, 2005 and 2006, respectively. In the past, our capital expenditures consisted principally of the purchases of property and equipment and investments in buildings related to expansions and upgrades to our call centers and related management information systems. We expect our capital expenditures in 2007 to total approximately $12.0 million.

Contractual Obligations

A summary of our contractual obligations at December 31, 2006 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases(1)	$3,361	$1,622	$1,630	$71	$38
Advertising commitments(2)	63,246	56,881	6,365	—	—

Total	$66,607	$58,503	$7,995	$71	$38

(1)	Operating leases are for office premises and buildings.

(2)	Contractual advertising commitments, of which $24.8 million were prepaid as of December 31, 2006.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. All of our subsidiaries and joint ventures are at least 51% majority owned by us. These subsidiaries and our affiliated companies are fully included in our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of the Renminbi is highly regulated. In addition, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. To date, this change in policy has resulted in an approximately 7.4% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as the reporting and functional currency for our financial statements. As we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

As of December 31, 2006, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our financial statements and related disclosures.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the interpretation to determine the effect on our financial statements and related disclosures.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (ie. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact, if any, of this statement on our financial statements and related disclosures.

OUR INDUSTRY

This section contains information and statistics relating to the Chinese economy and the industry in which we operate that is derived partly from publicly official sources, including information published by the World Bank, the International Monetary Fund and the National Bureau of Statistics of China. The information in such official sources may not be consistent with other information compiled within or outside China. Certain information and data contained in this section is derived from an independent survey and report that we commissioned Euromonitor, an independent market research firm, to prepare, for purposes of illustrating our market position in China, various industry and other information that we believe would be useful to potential investors in our company. We commissioned the Euromonitor survey and report mainly because we believe this information, such as the TV direct sales market size, is not otherwise available from third party sources.

China Consumer Market Overview

The consumer market in China is large and one of the fastest growing in the world. Driving this growth are China’s economic expansion and a growing consumer base with increasing levels of disposable income. We believe that the traditional retail market, with its significant structural deficiencies, presents substantial market opportunities for companies, such as ours, that have a direct sales platform, nationwide distribution capabilities and a diverse product portfolio.

We believe the consumer market in China currently exhibits the following characteristics:

•

Large Market Size But Still Emerging Relative to Developed Economies.    The annual retail market for the consumer products in China reached $687.5 billion in 2005, compared to $2,430.2 billion in the United States in the same period, according to Euromonitor. While China’s retail market is the largest market in Asia outside of Japan, it is substantially smaller than the retail market in the United States. Further, the annual gross domestic product, or GDP, per capita in China, which was $1,709 in 2005, is low compared to that of developed countries such as the United States ($42,000), the United Kingdom ($37,023) and Germany ($33,854) in 2005, according to the International Monetary Fund, or IMF, statistics.

•

High Growth Rate.    Annual retail sales for consumer products grew at a compound annual growth rate, or CAGR, of 10.9% from 2003 to 2005, according to Euromonitor, driven in part by China’s GDP growing by 10.1% and 10.2% in 2004 and 2005, respectively, according to the National Bureau of Statistics of China. In comparison, annual retail sales for consumer products grew at a CAGR of 5.0% from 2003 to 2005 in the United States according to historical and projected data from Euromonitor.

•

Structural Market Inefficiencies.    China’s traditional retail industry faces significant challenges in bringing high quality products to consumers throughout a large country with a broadly disbursed population. These challenges include: a highly competitive and fragmented retail market which is locally focused, a lack of nationwide logistics and distribution infrastructure, inadequate or insecure payment and fulfillment systems, and limited marketing and distribution capabilities for small and medium enterprises, or SMEs.

•

Emergence of TV as an Effective Direct Sales Channel.    We believe TV direct sales, involving the use of TV direct sales programs and infomercials to directly solicit consumer sales orders, has emerged as an increasingly effective sales channel in China in recent years. The effectiveness of TV direct sales is driven by the nationwide reach of television networks and the high level of TV viewership in China coupled with growing consumer demand for convenience and a greater selection of attractive products. Overall TV direct sales in China has grown from $550 million in 2003 to $890 million in 2005 and is projected to grow to $1.4 billion in 2007, representing a CAGR of 26.3%, according to Euromonitor.

•	Growth in Other Direct Sales Channels. Other forms of direct sales channels, including catalog sales and internet shopping, have also witnessed an increasing acceptance by Chinese consumers.

Fast Growing Consumer Market

According to historical and projected data from Euromonitor, annual retail sales for consumer products in China have grown between 2003 and 2005 at a CAGR of approximately 10.9%. However, China’s GDP per capita is still low compared to that of developed countries.

Helping drive these increases in consumer spending and product opportunities are several macro-economic and other factors:

•

High and Sustained Levels of Economic Growth.    China’s economy has grown and continues to grow rapidly relative to developed economies. According to the National Bureau of Statistics of China, China’s real GDP grew by 10.0%, 10.1% and 10.2% in 2003, 2004 and 2005, respectively, and is projected to grow by 8.0%, in 2006 according to the World Bank.

•

High Growth in GDP Per Capita and Disposable Income.    Strong economic growth has resulted in improvements in the living standards and purchasing power in China. In particular, we believe rapid urbanization has resulted, and will continue to result, in the continued expansion of the middle-class as there are more jobs with higher salaries available in urban areas. GDP per capita has grown 9.3%, 9.4%, and 9.6% in 2003, 2004, and 2005, respectively, and China’s disposable income per capita in urban areas grew by 10.0%, 11.2% and 11.4% in 2003, 2004 and 2005, respectively, according to the National Bureau of Statistics of China.

Disposable Income Growth:

	1998	1999	2000	2001	2002	2003	2004	2005	CAGR ‘98-’05
GDP Per Capita	$870.8	$917.3	$1,006.9	$1,104.8	$1,204.2	$1,350.8	$1,580.7	$1,799.1	10.9%
Disposable Income Per Capita for Urban Households	695.2	750.1	804.7	879.0	987.0	1,085.6	1,207.3	1,344.5	9.9%
Net Income Per Capita for Rural Households	277.0	283.2	288.7	303.2	317.2	336.0	376.3	417.1	6.0%

Source: National Bureau of Statistics

•

Rapid Urbanization.    According to the National Bureau of Statistics of China, China’s urban population as a percentage of total population increased from 17.9% in 1978 to 29.0% in 1995, to 43.0%, or 562 million people, in 2005, and is projected to continue to grow quickly. Rapid urbanization, in turn, is predicted to result in faster growth of consumer spending in urban areas, which already accounts for a disproportionately large amount of consumer spending. According to the National Bureau of Statistics, in 2005, 78.3% of retail sales for consumer goods took place in urban areas. Retail sales in urban areas grew by 13.5% in 2005 compared to growth in rural areas of 10.8% over the same period.

Structural Inefficiencies and Challenges for China’s Traditional Retail Market

The retail market in China is still emerging and growing. We believe these structural inefficiencies and challenges inherent in the retail distribution and fulfillment channels include:

•

Fragmented and Locally Focused Retail Market.    The retail market for consumer products in China is highly fragmented and locally focused. According to Euromonitor, there were approximately 19 million retail companies in China by the end of 2003. The retail market for consumer products in the United States is comparatively concentrated. The aggregate market share of the top 10 retailing groups in China in terms of sales was 3.5% compared to 26% of the top 10 retail companies in the United States during 2003, with U.S. retailer Wal-Mart accounting for 9.4% of all U.S. retail sales during 2003.

•

Lack of Effective Distribution and Fulfillment Systems with Nationwide Reach.    China is a large country with many provinces, with most provinces having a population of between 30 million to 90 million people. The percentage of China’s population living in rural areas and smaller towns in 2005 stood at 57.0%. China’s logistics industry is still emerging as transportation and freight infrastructure, particularly in more rural areas, continue to undergo development. As a result, manufacturers and retailers, particularly SMEs, seeking to nationally and cost-effectively distribute their products face significant logistical challenges.

•

SMEs Lack Marketing and Distribution Platforms.    According to iResearch, the number of SMEs in China is estimated to reach 24.8 million by the end of 2006. Many SMEs lack the capital and the marketing, distribution and customer support resources required to effectively market and distribute their consumer products nationwide. These limitations also make it difficult for SMEs to establish a national brand with strong product awareness and to achieve the economies of scale frequently required to compete with larger suppliers and manufacturers. As a result, high quality products developed and manufactured by SMEs are often only sold locally, limiting the products’ market potential.

•

Lack of Effective Payment System.    China’s credit card payment system is still in its infancy, with consumers still primarily paying cash for retail purchases. Ensuring security in collecting cash payments from customers also remains a challenge across China.

Emergence of TV as an Effective Direct Sales Channel

While 24-hour TV home shopping channels are not yet approved in China, companies using TV direct sales programs or home shopping channels with limited broadcasting hours to promote products are gaining increasing consumer acceptance. As a result, according to historical and projected data from Euromonitor, TV direct sales has gained increasing popularity and the TV direct sales industry in China has experienced significant growth in recent years, growing from $550 million in 2003 to $890 million in 2005, representing a CAGR of 27.2%, with further growth to $1.4 billion projected in 2007, representing a 2003-2007 CAGR of 26.3%. In comparison, the TV direct sales industry in the United States grew from approximately $154.0 billion in 2003 to approximately $167.0 billion in 2004 and to approximately $182.0 billion in 2005, according to the Electronic Retailing Association, representing a CAGR of 8.7%.

TV direct sales market in China

	2003	2004	2005	2006(E)	2007(E)
	(in millions)
TV direct sales	$550	$700	$890	$1,140	$1,400

Source:	Euromonitor Report

We believe that the TV direct sales industry exhibits the following key characteristics:

•

Broad Reach.    China has the largest number of TV viewers in the world with over 1.2 billion TV viewers, according to the National Statistics Bureau, with TV coverage reaching 95.8% in 2005, and had over 300 million TV households by the end of 2004, according to Asia Pacific Cable & Satellite Markets 2005. Direct access into consumer homes in China makes TV a highly effective sales channel for companies seeking nationwide reach, particularly given China’s lack of alternative national marketing systems.

•

Convenience.    In purchasing a product, urban residents may be drawn to the convenience of placing an order over the phone rather than visiting physical retail outlets during their work days. TV direct sales appeal to this group of consumers who have considerable spending power and are open to alternative retail channels offering convenience and a wide product variety. According to the Euromonitor survey, 77.4% of the respondents replied that they were comfortable with making purchases via TV direct sales and 50.9% of the respondents’ claimed that convenience is the key driving factor for their TV purchasing decisions. In conducting the survey, Euromonitor sent emails to a random sample of individuals in ten major cities throughout China during January 2006. The survey was completed by 1,500 individuals identifying themselves as Chinese nationals who own and watch TV within an age range of 20 to 60 years old.

•

Increased Willingness to Purchase Higher-Priced Items.    With greater product awareness and consumer demand via TV direct sales programs, the average amount spent per product purchased in China through TV direct sales increased from $72.2 in 2004 to $83.8 in 2005, according to Euromonitor. We believe that this growth reflects both increased consumer affluence and increased consumer comfort in purchasing products and services through TV direct sales.

•

Increase in Advertising Time and Growing Viewership.    The total length of advertising seen on TV reached a record high of 427,780 hours in 2005 and TV shopping programs, such as infomercials, reached 38,420 hours in 2005. This high reflects an ongoing trend driven by the growth in the number of national, provincial and satellite TV channels. The number of potential TV home shoppers also has increased in the past years as more consumers are exposed to and watch TV direct sales programs.

TV Programs: Broadcast length by program type and time slots, 2003 - 2007

	2003	2004	2005	2006(E)	2007(E)	CAGR
	(hours in thousands)
TV program broadcast length	1,936.2	2,188.9	2,518.7	2,896.5	3,331.0	14.5%
Total ad length	294.1	359.9	427.8	504.8	585.6	18.8%
TV shopping program length	29.3	29.7	38.4	50.0	62.4	20.8%

Source: Euromonitor Report

Overview of the Television Industry in China

The television broadcasting industry has developed significantly in China over the last several decades. According to the National Statistics Bureau and the Euromonitor report, China had over 300 television stations, including 50 nationwide satellite television stations, with a combined coverage of 95.8% of the population at the end of 2005, implying a reach of over 1.2 billion viewers. This coverage makes China the largest television market in the world.

The television industry in China has seen a proliferation of channels. According to the National Statistics Bureaus, the number of TV channels has grown from 932 channels in 1995 to 2,899 channels in 2005. However, national and large provincial television channels dominate the fragmented television market with CCTV, the state-owned free-to-air broadcaster, being the largest. CCTV has 17 national channels and each region has its own local channels. In addition, each province operates a satellite channel which may be distributed to other provinces, though no satellite channels have reached CCTV’s level of coverage. This large number of channels results in considerable audience fragmentation, with only CCTV channels reaching every television household in China. Channels other than CCTV and the provincial satellite channels depend on distribution through cable or satellite systems.

The television industry is regulated by the State Administration of Radio, Film and Television, or SARFT, a ministry which reports to China’s State Council. All program genres are required to be reviewed and approved by provincial and municipal authorities before they are permitted to be aired. Television and media remain one of the most regulated industries in China, with limited investment concessions granted to foreign companies due to concerns over control of content and protection of domestic media groups. At the end of 2003, there were 34 authorized international channels permitted to broadcast to high-end hotels and foreign communities in China, and 8 international channels that have been granted official landing rights in Guangdong Province.

OUR BUSINESS

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary sales platforms are our TV direct sales platform and nationwide distribution network. We operate the largest TV direct sales business in China in terms of revenues and TV air time purchased according to Euromonitor International (Asia) Pte Ltd., or Euromonitor. We believe we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products and services to consumers. Our significant TV air time presence allows us to test-market, promote and sell products and services in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products and services that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements.

Using these integrated TV direct sales and nationwide distribution network platforms, we have developed several leading proprietary brands. In addition, we have expanded into other forms of direct selling, such as catalogs and outbound calls, to further strengthen our promotional efforts and generate additional revenue opportunities from our existing customer base. We believe our vertically integrated direct sales operations, which include product development, TV and other direct sales and marketing, call center operations, and order fulfillment and delivery, combined with our nationwide distribution network, allow us to effectively reach consumers and maximize sales throughout China.

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. Since 2003 we have been the largest TV direct sales operator in China in terms of revenue according to Euromonitor. Our TV direct sales programs, which are typically five to ten minutes in length, are currently aired on four nationwide China Central Television, or CCTV, channels, 28 national satellite TV channels, four international satellite channels operating in China and eight local channels. Sales generated through our TV direct sales platform accounted for substantially all of our direct sales net revenues, which in turn comprised 45.1% and 54.7% of our net revenues in 2005 and 2006, respectively. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products and services. Our brand promotion advertising in connection with our electronic learning devices was recognized in 2005 when we won the EFFIE gold award issued by the China Marketing Association chartered by New York American Marketing Association.

We have three call centers in Shanghai, Beijing and Shenzhen, two of which operate 24 hours per day. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2006, we had 649 sales representatives and 113 customer service representatives. Our sales representatives collectively processed an average of approximately 11,800 and 12,400 incoming calls per day generated from our TV and other direct sales platforms in 2005 and 2006, respectively. Products sold through our TV direct sales and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies.

Our nationwide distribution network extends across all provinces and allows us to reach over 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services in their respective territories. We closely work with and support our distributors to expand their retail outlet reach, extend our product and service lifecycles and maximize our sales by promotion of our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. Sales generated through our nationwide distribution network accounted for 54.9% and 45.3% of our net revenues in 2005 and 2006, respectively.

In selecting new products and services, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products and services to be offered via our multiple sales platforms through a standardized selection process and typically source them from small and medium-sized suppliers and manufacturers in China. In 2006, we also began to identify products and services from more established third-party companies that we believe we can successfully market through our TV direct sales platform. Our TV direct sales programs allow us to promote specific products and services by highlighting their unique value to consumers as well as creating brand awareness. Our current featured offerings include electronic learning devices, consumer electronics products, cell phones and health and wellness products. We typically focus on marketing and sales of a limited number of featured product lines and services at any given time. In addition, we offer over 100 products via our catalogs.

Competitive Strengths

Integrated Multiple Sales Platforms

We believe our integrated business model and multiple sales platforms, with each sales platform serving to reinforce and strengthen the effectiveness of the others, differentiate us from our competitors in China. Our ability to run targeted TV test-marketing campaigns for new products and services and gather and analyze consumer response data through our call centers allows us to identify products and services with strong sales and profit potential and, at the same time, helps us to reduce our product failure risk and minimize associated costs. Our nationwide distribution network broadens our customer reach, extends lifecycles of our products and services introduced through our TV direct sales platform, and enhances the nationwide penetration of those products and services within a short period of time. Our featured products and services distributed through our nationwide distribution network are in most cases supported by us through our TV direct sales programs, brand promotion advertising and, in some cases, print media and radio. Our featured products and services distributed through our nationwide distribution networks are also supported by our distributors through a mix of targeted local print, radio and TV media promotions. Through our multiple sales platforms and our marketing capabilities, we have been able to develop leading product and service brands within a relatively short period of time. For example, within two years of its launch, our Ozing product line has become, according to Euromonitor, the most well-known brand of electronic learning devices in China.

Leading Market Position

We believe that we were one of the first companies to have successfully established a multi-channel consumer marketing and distribution platform in China and are currently the market leader in TV direct sales, according to Euromonitor. Our leading market position has allowed us to gain economies of scale, which result in a lower cost structure and access to suppliers and preferred media time, as well as better brand recognition by consumers. Our success in developing leading brands has enabled us to establish consumer trust in the products and services that we promote, and our ability to enable small and medium-sized suppliers and manufacturers to cost-effectively sell products and services throughout China has provided us with ongoing access to a pipeline of new offerings. We have also recently leveraged our leading market position to successfully engage larger companies such as China Unicom in marketing services arrangements whereby we help market their products and services through our TV direct sales platform. In addition, our market leading position has also improved our ability to negotiate favorable supply terms, including, in many cases, exclusive product distribution rights from suppliers and manufacturers. Another important part of our ability to successfully market products and services is our access to media time. Since we began operations in 1998, we have formed close and strong relationships with various CCTV and satellite channels as well as TV advertising agencies. These relationships, coupled with the scale of our operations, help us to efficiently secure our desired broadcast time slots and channels for our TV direct sales programs, thereby enabling us to establish and maintain a nationwide TV media reach. As the largest purchaser of TV advertising time in the TV direct sales industry in 2005, according to Euromonitor, we also have the ability to negotiate favorable advertising rates and to adjust the broadcast time slots of our TV direct sales programs on many of the TV channels with which we have purchased advertising time. Finally, the scale of our nationwide distribution network and the volume of our distribution sales have enabled us to secure favorable distribution terms with our distributors.

Effective Management of Our Significant TV Media Presence

Since 2003, we have been the largest TV direct sales operator in China in terms of revenues according to Euromonitor. We currently broadcast TV direct sales programs, including those relating to third-party products and services that we promote pursuant to joint sales and marketing services arrangements, on 44 TV channels and our total TV direct sales program airtime was approximately 400,000 minutes in 2005 and approximately 760,000 minutes in 2006. We have developed sophisticated systems to evaluate the effectiveness of our marketing strategies. We strategically broadcast our TV direct sales programs during selected TV broadcast time slots and on channels that we believe will reach the appropriate target audience. We constantly evaluate media allocation for each product or service to maximize return on related media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, including our profits relative to our marketing expenses, we adjust on a weekly basis the products and services we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs. By doing this, we create a broadcasting schedule that we believe maximizes our overall profitability. Our tailored approach to the production and broadcasting of TV direct sales programs for different products and services also helps to maximize the programs’ effectiveness, reduce our risk of product or service failure and minimize associated costs.

Proven Product Development and Promotional Capabilities

To drive revenue-generating opportunities with minimum costs and product or service failure risk, we employ a rigorous and systematic approach to product and service selection and market testing. We generally test the market potential and customer appeal of our new products and services through TV direct sales programs in specific regions for a designated time period prior to full commercial launch. Our product development team develops new ideas from a variety of sources, including suppliers, trade shows, industry conferences, and consumer product companies. We have a strong track record of identifying innovative products and services in underserved consumer market segments in which our integrated multiple sales platforms offer the most value. For example, only two years after its launch, our Ozing branded electronic learning devices product line generated sales of $73.0 million in 2005. In addition, we have also demonstrated the ability to successfully promote new products and services from established third-party consumer product and service companies pursuant to joint sales and marketing services arrangements. These companies enter into arrangements with us because of our marketing expertise and our ability to use media resources effectively. For example, one of the cell phone products that we started promoting in April 2006 pursuant to a joint sales arrangement generated revenues of $26.1 million in 2006.

Customer Service Expertise

To ensure superior customer services and in turn foster customer trust and loyalty, we place significant emphasis on personnel and training. Our customer service center in Beijing and Shanghai are currently staffed with approximately 110 customer service representatives. Our call center customer service representatives undergo intensive training to allow them to answer product and service-related questions, proactively educate potential customers about the benefits of our products and services and promptly resolve customer problems. We also provide customer service training to some of our distributors for products and services sold through our nationwide distribution network. Our flexible return policy generally allows customers to return products within seven days after delivery.

Experienced and Cohesive Management Team

Our senior management team has extensive consumer marketing and TV direct sales experience, with a majority of them having been at our company for approximately five years. In particular, James Yujun Hu, our principal shareholder and chief executive officer, has over 10 years of industry experience, including previously serving as executive vice president of TVS, one of China’s first TV direct sales companies. Don Dongjie Yang, our president and director, has over nine years of industry experience, particularly in the area of call center operations. Guoying Du, our vice president, who is primarily responsible for our nationwide distribution network, has over 10 years of experience in product distribution. Furthermore, other members of our senior management team have significant experience with respect to other key aspects of our operations, including product development, marketing, call center operations, TV program production, media purchasing and delivery logistics.

Our Strategies

Our goal is to be the leading integrated cross-media marketer of consumer products and services in China. We intend to achieve our goal by implementing the following strategies:

Strengthen and Diversify Our Multiple Sales Platforms

We plan to take advantage of the unique attributes of our direct sales platforms and our nationwide distribution network to maximize our sales across our entire business. For example, we will continue to broadcast TV direct sales programs to promote products and services that are mainly sold through our nationwide distribution network. In addition, our product development team will increasingly utilize customer feedback derived from our nationwide distribution network to develop new or upgraded products and services. We intend to further improve our systems to better utilize our TV direct sales customer database to facilitate other direct sales opportunities, such as catalog sales and outbound call sales. We also intend to continue focusing on improving the functions and capacity of our customer database to better allow us to track customer preferences and identify opportunities to cross-sell products and services.

We are continually exploring opportunities to expand the scope of our direct sales channels. For example, we expect to increase catalog sales by expanding the number of catalog product offerings, publishing our catalogs more frequently and leveraging our customer database to target likely catalog purchasers. We are also exploring alternative direct sales platforms, such as Internet portals and Internet protocol TV platform, and opportunities to increase our Internet sales as well as operate an exclusive home shopping channel in China.

Selectively Expand Existing and New Product and Service Offerings

We intend to continue to expand our product and service offerings by introducing upgraded or extension products and services within our existing featured product lines. We also intend to leverage the market and product knowledge of our nationwide distribution network management team to assist in identifying, developing and sourcing new products and services that are complementary to our existing product lines. We plan to continue to focus on our electronic learning devices, consumer electronics, cell phones and our health and wellness product lines.

We also intend to continue to capitalize on our product and service sourcing capabilities to selectively diversify our offerings to add products and services that offer recurring revenue opportunities and target new groups of consumers. We will continue to focus on sales potential, profitability and the expected product or service lifecycle of any new offering and only select those that meet our stringent criteria. For example, in January 2007, we entered into a marketing services arrangement with China Pacific Insurance pursuant to which we will market their insurance services using our TV direct sales platform.

Enhance Media Planning Effectiveness

To increase the effectiveness of our TV direct sales programs, we will continue to leverage our existing relationships with TV channels and TV advertising agencies, as well as our scale, to secure the optimal TV broadcast time slots and desired TV channels for our TV direct sales programs. We also intend to strengthen our in-house TV direct sales programs production capabilities by, among other things, hiring more direct TV sales program production staff and more spokespersons and adding more equipment. Similarly, we will continue to collect and analyze real-time data, including call volume, order completion and product delivery success relative to media expenditures, to more efficiently adjust our product and service mix and marketing and distribution strategies.

We will also explore consolidation of local television and print media purchases currently undertaken by some of our distributors. For example, we plan to further centralize marketing activities for our electronic learning devices product line. Through these centralization efforts, we expect to earn higher gross profit margins on our sales prices to distributors and achieve greater economies of scale on marketing activities.

Expand and Consolidate Our Nationwide Distribution Network

We plan to continue expanding our nationwide distribution network while at the same time synchronizing our distributors’ logistics and sales systems with ours to enhance operational efficiency. We plan to strengthen, and rigorously review compliance with, our requirement that distributors consistently increase their sales volume and expand the number of retail outlets within their territory. We will also consider consolidating distribution rights for our proprietary branded products and services in a particular territory with our better performing distributors.

Strengthen Our Product and Service Brands

Compared to developed countries such as the United States, the Chinese retail market for consumer products is fragmented and is still developing. As Chinese consumers are increasingly receptive to brand-based product and service differentiation, we intend to continue to invest in building our proprietary product and service brands and creating brand awareness of our products and services on a national basis. We intend to strengthen our brands by focusing on the development of distinctive quality products and services and superior customer service, as well as cross-media marketing and advertising campaigns targeted at attracting new customers and encouraging our existing customers to purchase our products and services more frequently. We have used brand promotion advertising to generate general brand awareness, primarily for our electronic learning devices and our posture correction product lines. We intend to employ similar brand building initiatives to maximize brand awareness for new featured products and services. We believe our brand building efforts increase our company’s profile, build customer loyalty and increase customer acceptance of new and existing products and services.

Our Multiple Sales Platforms

Our multiple sales platforms consist of our direct sales platforms and our nationwide distribution network. Our direct sales platforms include TV direct sales, catalog sales, outbound call sales and other direct sales through print media and radio. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products and services featured in those programs. Our nationwide distribution network, coupled with local marketing efforts, helps us to further enhance the awareness of and demand for our products and services, thereby broadening our customer reach and enhancing the penetration of those products and services on a nationwide basis within a short period of time.

Direct Sales Platforms

TV Direct Sales Platform

Our TV direct sales platform is our primary marketing medium and accounted for substantially all of our direct sales net revenues, which in turn accounted for 54.7%, 45.1% and 54.7% of our net revenues in 2004, 2005 and 2006, respectively. According to Euromonitor, our total TV direct sales as a percentage of total direct sales in China was 13.1%, 14.3% and 17.9% in 2003, 2004 and 2005, respectively. We generally focus our marketing efforts on approximately four or five featured product or service lines to maximize awareness of these featured offerings and generate strong consumer demand for them. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product or service in an entertaining and informative manner, and provide phone numbers for customers to call in order to make further inquiries or to purchase the product or service. In addition to explaining the functionality of a product or service in the programs, we also highlight the value proposition of that product or service. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows,” which we believe help to demonstrate the features and functions of the products or services that we are marketing. Our TV direct sales programs for new products and services are broadcast on national and/or local TV channels depending on the features of the products or services during selected time slots to ensure sufficiently broad viewer coverage. After an initial test-marketing phase and based on the feedback received by our integrated call center operations, we adjust on a weekly basis the products and services we promote on TV, the frequency and time slots of the TV direct sales programs, as well as the TV channels on which we broadcast those programs. We may also adjust the content of the program. We make these adjustments to achieve a schedule of programs that we believe maximizes our overall profitability.

A critical aspect of our success is our ability to efficiently access media channels and manage our media time. Our TV direct sales programs are currently broadcast on 44 channels, including four of China’s central television channels, or CCTV channels, 28 national satellite TV channels, four international satellite TV channels operating in China and eight local channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels and several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels. We purchase advertising time from the TV stations directly or through their advertising agencies. We have been purchasing advertising time on several CCTV channels and national satellite channels for over three years. We produced and broadcast over 350,000, 400,000 and 760,000 minutes of TV direct sales programs in 2004, 2005 and 2006, respectively, corresponding to over 112, 128 and 244 hours per week, respectively. We primarily purchase non-prime time broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast time slots on the channels we target.

If a TV direct sales program for a specific product or service achieves satisfactory results during the initial test-marketing phase, we may elect to include that product or service in our TV direct sales platform for full-scale marketing and selling. If selected for full-scale marketing, TV direct sales programs for the product or service will then be frequently broadcast on several TV channels in various time slots. Based on our weekly tracking of the success of our programs in various time slots on various TV channels and data on our profitability relative to our marketing expenses, we adjust the frequency of broadcast of the TV direct sales program, its broadcast time slots and the TV channels on which the program airs on a weekly basis. By doing so we create a broadcasting schedule that we believe maximizes the overall profitability of our TV direct sales platform at a given time. We also use purchased TV advertising time to broadcast brand promotion advertising. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing in depth on product or service features or benefits, are designed to increase general brand awareness. We significantly expanded our TV brand promotion advertising beginning in 2005 in conjunction with our increased distribution activities. In 2005, we used TV brand promotion advertising to enhance brand awareness for our Ozing branded electronic learning devices and, to a lesser extent, our posture correction product lines. Our brand promotion advertising campaign for our Ozing branded electronic learning devices in 2005 won the gold EFFIE award issued by China’s Marketing Association chartered by New York American Marketing Association. As a result of increased brand promotion efforts, the number of TV channels on which we broadcast our TV brand promotion advertisements increased from six during 2005 to 18 in 2006, including CCTV1, which has the largest national viewership in China and is our primary TV channel for brand promotion advertising. Consistent with industry practice in China, our TV advertising time purchase agreements are typically negotiated annually and are non-exclusive.

In 2006, we began entering into two new types of arrangements which leverage our TV direct sales platform — joint sales arrangements and marketing services arrangements. Under a joint sales arrangement, we make TV direct sales of third party branded products and services. As an example of a joint sales arrangement, in April 2006, we entered into an arrangement with a cell phone manufacturer to be the exclusive TV direct sales platform through which it markets some of its PDA cell phones. In addition to generating TV direct sales revenues for us, as additional consideration for the sales support provided by our TV direct sales platform, the manufacturer agreed to pay to us an amount based on the number of units sold by it through its own distribution network (reflected as a reduction to our cost of direct sales revenues). We also subsequently have entered into joint sales arrangements with other cell phone manufacturers. Under our marketing services arrangements, we provide a marketing plan, related TV advertising time and call center support to our marketing customers for a fixed fee. For example, in September 2006, we entered into a marketing services arrangement with China Unicom, the second largest mobile communications company in China, to develop a multi-phase TV direct sales marketing plan to promote China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners through our TV direct sales platform.

Other Direct Sales Platforms

Our other direct sales platforms currently primarily include our catalog sales and our outbound call sales. We also market and directly sell through print media and radio.

Catalogs.  In February 2005, we began marketing our products through print catalogs. We currently offer over 100 products via our catalogs, approximately 30 of which are our branded products, with the remainder being third-party products. Our catalogs are currently distributed together with the purchased products shipped to our customers and from time to time to customers who have previously purchased products from us. We issued six catalogs in 2006.

Outbound Calls.  We began our outbound call direct sales in the fourth quarter of 2004. Our 248 specialized outbound call center sales representatives utilize our customer database, which contains information relating to approximately two million previous customers, to target calls at customer subgroups identified by us as likely purchasers of particular products or services.

Customer Loyalty Initiatives

We also market the products and services sold through our direct sales platforms by implementing a customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts, introduced in February 2005, are given to customers whose purchases individually or together meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB600 (or approximately $2.6 to $76.9). Membership points, introduced in January 2006, are awarded to customers when they purchase products or services through our direct sales programs. Customers are awarded points based on the type of product or service purchased with point values ranging from 40 to 2,000 points per product or service, with every ten points equaling RMB1 (approximately $0.1). Customers can use the these points to partially or fully offset the cost of future product or service purchases.

Nationwide Distribution Network

Our nationwide distribution network is one of our two primary sales and distribution platforms. We introduce into our nationwide distribution network a select number of our TV direct sales featured product lines and services that have been advertised through our TV direct sales platform and which offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products and services on a nationwide basis within a short period of time. Our network covers all provinces in China through approximately 80 distributors, which allows us to reach over 20,000 retail outlets covering nearly all of the cities and the counties in China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores, depending on the nature of the products and services. Sales generated through our nationwide distribution network accounted for 45.3%, 54.9% and 45.3% of our net revenues in 2004, 2005 and 2006, respectively. We typically provide our distributors the exclusive right to distribute selected products and services in their respective territories. Sales generated by our five best-performing distributors accounted for 11.0%, 15.5% and 10.6% of our gross revenues in 2004, 2005 and 2006, respectively.

In most cases, we support the products and services selected for distribution through our nationwide distribution network with marketing campaigns utilizing a combination of our TV direct sales programs and brand promotion advertising to reinforce “As Seen On TV” in-store signage, as well as local print media, marketing events and radio advertising. In addition, we also require our distributors to engage in their own marketing efforts. Promotional efforts by our distributors primarily consist of local print advertising and TV advertising programs. To ensure the consistency of our product and service messages and maximize branding effectiveness, we provide our distributors with marketing materials. We also reimburse our distributors of our sleeping aid and oxygen generating devices product lines for a portion of their local product promotion efforts.

Several of our distributors, three of which were among our five best-performing distributors in 2005 and two of which were among our five best-performing distributors in 2006, market and sell some of our and others’ products and services through their own TV direct sales platforms. Each of these distributors operated their own TV direct sales platforms prior to becoming our distributors. These TV direct sales platforms operated by our distributors are independent of our operations. In addition, some of our distributors use edited versions of our TV direct sales programs to market our products and services on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors have each entered into our standard distribution arrangements, including provisions against selling competing products and services, selling our products and services outside their distribution territories or selling our products and services to consumers at prices below our price for those products and services. See “Risk Factors—Risks Relating to Our Business—Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets.”

Integrating our national TV direct sales programs and brand promotion advertising with our follow-on local advertising campaigns has been an effective product and service marketing strategy for us. Our national TV direct sales programs and brand promotion advertising create initial product and service brand awareness, and our nationwide local advertising campaigns help to broaden the reach of our marketing efforts and extend the lifecycles of our products and services. Both of our two best-selling product brands in 2005 have become the most well-known brands in their respective market segments, according to Euromonitor. Our ability to build leading brands, together with our marketing resources and expertise, enable us to successfully identify and introduce potential new products and services from small and medium-sized suppliers and manufacturers in China.

We regularly monitor and review our distributors’ sales performance and their compliance with our terms. Our distribution agreements are typically negotiated and entered into on an annual or semi-annual basis. Our agreements are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and services and, in the case of electronic learning device products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products and services sold through their retail outlets are not lower than the retail prices for the same products and services sold through our TV direct sales platform. In addition, we typically require our distributors to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products and services in their respective territories. Furthermore, they must also incur minimum marketing expenditures provided in our distribution agreements. In the past three years, we have replaced 17 distributors due to their underperformance or violation of distribution agreements with us.

We are generally responsible for delivering at our own cost the products to the distributors from our warehouses to a destination close to our distributors. We engage local logistics companies to make these deliveries with the amount paid for delivery typically based upon the transport distance. We generally allow the distributors to exchange any defective products they receive from us. Our distributors typically have their own products exchange or return policy. We are not responsible for any exchange or return of products by retailers who purchase our products from the distributors.

To accelerate the establishment of our distribution network, in 2000 we issued shares in our company to owners of five distributors as incentives when they joined our nationwide distribution network. In 2005 and 2006, the aggregate sales generated by these five distributors accounted for approximately 15.2% and 13.0% of our distribution gross revenues and 8.3% and 5.9% of our total gross revenues, respectively. In 2005 and 2006, two of these distributors were among our five best-performing distributors. None of these shareholders owns more than 1% of our company. In addition, of our distributors, 11 are owned in part, or in some cases in whole, by eight of our employees or their family members. Seven out of the eight individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX in July 2005. In 2005 and 2006, the aggregate sales generated by these 11 distributors accounted for approximately 33.3% and 26.9% of our distribution gross revenues, or 18.3% and 12.2% of our total gross revenues, respectively. In 2005, two of these distributors were, and in 2006, one of these distributors was, among our five best-performing distributors. These eight employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. These eight employees served as our distributors prior to becoming our employees. In addition, two distributors in 2005 and three distributors in 2006, each of which accounted for less than 1% of our gross revenues in 2005 and 2006, were wholly owned by certain family members of our chief executive officer and another of our executive officers. We entered into the distribution agreements with these related distributors on an arms’-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. See “Risk Factors—Risks Relating to Our Business—Certain of our distributors are beneficially owned by our employees, executive officers and shareholders. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements.”

Our Products and Services

We offer over 100 products and services through our multiple sales platforms, approximately 40% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both. Our current featured product categories consist of electronic learning devices, consumer electronics, cell phones and health and wellness products, including over 35 products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce related new and upgraded products and services under the same product brand to develop such brand into a product or service line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines and services through our nationwide distribution network. We also sell other products including autocare, beauty and household products primarily through our catalogs, outbound calls and cross-selling. We own the exclusive distribution rights in China to most of our current featured product lines and services.

Our Current Featured Product Categories

Our current featured products are offered in the following categories and under the following proprietary and third-party brands:

•	Electronic Learning Devices featuring the Ozing brand name accounted for 42.8% and 31.7% of our gross revenues in 2005 and 2006, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. We began marketing and selling our first Ozing device, targeted at middle and high school students, in December 2003 and since then have introduced new and upgraded products under the Ozing brand. According to a market survey conducted by Euromonitor in January 2006, which was commissioned by us to be carried out in ten major cities across China, our Ozing electronic learning device was considered “well-known” by 75.4% of the respondents compared with three principal competitors in that product’s segment, which were “well-known” by 67.7%, 53.6%, and 34.5% of the respondents, respectively. The retail prices for our Ozing products ranged from RMB798 to RMB1,180 per unit in 2005 and ranged from RMB698 to RMB1,298 per unit (approximately $89 to $166 per unit) in 2006.

•	Consumer Electronics Products featuring the Net E-cam, Aptek Net E-cam and Soloky brand names accounted for 20.8% and 6.9% of our gross revenues in 2005 and 2006, respectively.

We began marketing and selling our first digital camera product under the Net E-cam brand in June 2001. In October 2002, we introduced our first digital video product under the Aptek Net E-cam brand name. We began marketing and selling new consumer electronics products with more advanced applications under our Soloky brand in August 2005. Our featured Soloky product is a digital video device that includes digital camera, MP3 and MP4 capabilities and is a lower cost alternative to many of our competitors’ offerings with similar capabilities. In 2006, we also began selling our GPS product under the Soloky brand. The retail prices for our consumer electronics products ranged from RMB1,680 to RMB2,380 per unit in 2005 and ranged from RMB1,280 to RMB3,980 per unit (or approximately $164 to $510 per unit) in 2006.

•

Cell Phone Products featuring the HTW, CECT and Gionee brand names and China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners accounted for 0% and 14.1% of our gross revenues in 2005 and 2006, respectively.

We entered into a joint sales arrangement with HTW to distribute some of its branded PDA cell phones in April 2006 through our TV direct sales platform. In November 2006 we began to distribute an updated version of HTW’s PDA cell phone. In November and December 2006, we entered into joint sales agreements with CEC Telecom Co., Ltd. and Yiyang Yukang Telecom Equipment Co., Ltd. to sell their “CECT” and “Gionee” branded cell phones, respectively, through our TV direct sales platform. In September 2006, we entered into a marketing services arrangement with China Unicom to develop a multi-phase TV direct sales marketing plan to promote China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners through our TV direct sales platform. The retail prices for the cell phone products that we market ranged from RMB2,980 to RMB7,580 per unit (approximately $382 to $971 per unit) in 2006.

•	Health and Wellness Products featuring the Babaka, Zehom and Youngleda brand names accounted for 23.9% and 23.6% of our gross revenues in 2005 and 2006, respectively.

We began marketing and selling our first Babaka branded posture correction product in December 2004, our first Zehom branded sleeping aid product in October 2000, and our first Youngleda branded portable mechanized oxygen generating device in November 2000. We have introduced both product upgrades and extensions relating to these original products and developed each brand into a propriety branded product line. According to the market survey by Euromonitor in January 2006, our Babaka branded product was considered “well-known” by 74.7% of those surveyed. Our health and wellness product lines are primarily targeted at elderly persons, working professionals and young consumers. The retail prices for these products ranged from approximately RMB288 to RMB1,980 per unit in 2005 and ranged from RMB288 to RMB2,080 per unit (approximately $37 to $267 per unit) in 2006.

Our five best-selling products and product lines in 2004, 2005 and 2006 are set forth below:

		2004			2005			2006
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Electronic learning device	Ozing	$24,758	26.0%	1	$73,028	42.8%	1	$62,464	31.7%	1
Electronic wrinkle remover	SCO	19,551	20.5%	2	—	—	—	—	—	—
Consumer electronics(1)	Soloky, Net E-cam & Aptek Net E-cam	17,903	18.8%	3	35,453	20.8%	2	13,642	6.9%	5
Sleeping aid/neck massager(2)	Zehom	17,319	18.2%	4	9,688	5.7%	5	24,354	12.3%	3
Oxygen generating device	Youngleda	7,346	7.7%	5	—	—	—	—	—	—
Posture correction product	Babaka	—	—	—	24,622	14.4%	3	15,723	8.0%	4
Exercise machine	LTT	—	—	—	10,244	6.0%	4	—	—	—
PDA Cell Phones	HTW	—	—	—	—	—	—	26,050	13.2%	2

Total top five		$86,877	91.2%		$153,035	89.7%		$142,233	72.1%
Other products and marketing services revenues		$8,341	8.8%		$17,542	10.3%		$54,978	27.9%

Total gross revenues		$95,218	100.0%		$170,577	100.0%		$197,211	100.0%
Total sales tax		$158			$237			$713

Total net revenues		$95,060			$170,340			$196,498

(1)	This does not include the sales of our GPS products, which were introduced under our Soloky brand in 2006.
(2)	Prior to the third quarter of 2005, we offered only a sleeping aid product under our Zehom brand as our featured product. In the third quarter of 2005, we introduced a new product, Zehom neck massager, which is currently the featured product under our Zehom brand.

New Products and Services

We seek to identify new products and services that offer sufficient profit opportunities and address consumers’ changing needs. Since 2000, we have successfully introduced 15 branded product lines, including 11 proprietary branded product lines and four third-party branded product lines, many of which began as a single product and became one of our five best-selling products in later periods. In 2006, we introduced 12 new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product and service offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. For example, in January 2007, we entered into a marketing services arrangement with China Pacific Insurance under which we will market their insurance services using our TV direct sales platform. We also plan to introduce new products and services that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identify and develop products. Our product development process comprises product identification, pre-testing preparation and test-marketing evaluation. We generally test the market potential and customer appeal of our products and services by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product and service through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products and services that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or are removed from our product portfolio. Over the past five years, we have test-marketed approximately 100 products over our TV direct sales platform, approximately 40 of which have progressed from the test marketing stage to full-scale sales and marketing.

In 2006, we test-marketed over 40 new or upgraded products over our TV direct sales platform, 12 of which were introduced for full-scale sales and marketing. We employ a similar testing process when determining which products to move from our TV direct sales platform to our nationwide distribution platform. We typically test-distribute our featured products in one distributor’s territory for period of a few weeks before introducing these products into our nationwide distribution network for full-scale distribution. In 2006, of the 12 new products that progressed to full-scale sales and marketing through our TV direct sales platform, six were actively distributed through our nationwide distribution network.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, are not widely available, and can generate sufficient profit potential. Our success in developing leading product brands and our ability to enable China’s small and medium-sized suppliers and manufacturers to cost-effectively sell products throughout China have provided us with access to a large pool of potential products from these suppliers and manufacturers. Many of our best-selling products in the past three years were products that had initially been marketed and sold in China by small and medium-sized suppliers and manufacturers on a more limited basis. We have also recently leveraged our success in developing leading brands to engage in marketing services arrangements with large companies such as China Unicom whereby we promote their branded products and services through our TV direct sales platform. We also monitor consumer product and service infomercials broadcast outside China and participate in trade shows to identify new products and services.

In addition to identifying new products and services through external sources, we also focus on our internal product development efforts relating to our existing product and service portfolio. In recent periods, one of our most successful product sources has been our existing portfolio of branded products. These products, with their existing brand awareness and consumer acceptance, provide significant opportunities to introduce upgraded products and related new products under the same brand. We also utilize our nationwide distribution network management team, with their unique product and market knowledge, to assist in identifying, developing and sourcing new complementary products.

Pre-testing Preparation

During our pre-testing preparation phase, our product development team analyzes and identifies a product’s unique features and value proposition to formulate a marketing and distribution strategy, including setting a selling price for the test-marketing phase, a sales target and a weekly marketing plan. Our in-house product development team works with independent production companies to produce TV direct sales programs tailored for each product and service. To ensure service quality and assist in gathering consumer feedback, our product development team concurrently provides our call center employees with training and sales scripts to assist them in receiving purchase order calls in response to our TV test-marketing activities.

Test Marketing

The test-marketing phase usually lasts from one to three weeks, during which time our test TV direct sales programs are aired during targeted broadcast time slots on selected TV channels. During the test-marketing phase, we gather and analyze real-time data and consumer feedback collected by our call centers through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products and services. In analyzing the data to determine whether we should move a product or service into full-scale marketing on our TV direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged by introducing it into our nationwide distribution network.

Call Center Operations

Our direct sales businesses and media purchase activities are supported by our call centers located in Beijing, Shanghai and Shenzhen. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. As of December 31, 2006, we had 649 dedicated sales representatives. In 2005 and 2006, our call centers processed an average of approximately 11,800 and 12,400 incoming calls per day for products and services marketed through our TV and other direct sales platforms. To effectively convert in-bound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the script’s effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products and services.

We constantly and systematically seek to evaluate and improve the cost-effectiveness of our direct sales operations. Performance metrics we track and analyze on a daily basis include the number of calls successfully connected to a sales representative per call placed to our call center and the number of successfully completed orders per call connected. We seek to increase the rate of successfully completed orders per call connected by directing customer calls to our call center sales representatives with specialized product and service training and knowledge about the specific product and service.

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product and service offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost-effectiveness of our media purchases. We use call center-generated real time data to adjust our TV sales program product and service mix, broadcast time slots and channels to maximize the profitability of our TV direct sales operations.

Order Fulfillment

The majority of products sold by us through our direct sales platforms, including TV direct sales and catalog direct sales, are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and on an increasing basis, local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. Of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 81% and 77% were successful in 2005 and 2006, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery or failure to successfully locate the delivery address. We are responsible for delivery and handling fee regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy a slightly higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

In 2005 and 2006, approximately 97.3% and 98.7% of our direct sales were settled on a cash-on-delivery, or COD, basis by our customers. Alternative payment methods include postal wire payments and payment by credit card. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sale price. Three of our local delivery companies charge a lower processing fee based upon the sale price, while other companies do not charge us such fee. It typically takes on average over 50 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2005 and 2006, $5.9 million, or 67.3%, and $7.8 million, or 66.3%, respectively, was due from EMS.

In 2004, 2005 and 2006, approximately 64.2%, 59.4% and 62.9% of our direct sales gross revenues resulted from products delivered by EMS, and approximately 29.2%, 37.7 % and 34.1% of our direct sales gross revenues resulted from products delivered by local delivery companies, respectively. The reduction in products delivered through EMS from 2004 to 2005 reflects our strategy to decrease our reliance on EMS and increase our usage of local delivery companies. Compared to EMS, local delivery companies provide a more cost-effective solution with faster delivery times. We also have started using some of our distributors to deliver products sold through our direct sales platforms from their existing product inventory.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products and service brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing and Shanghai call centers are currently staffed with approximately 110 customer service representatives working ten hours a day to provide quality customer services to the customers who purchase our products and services from our direct sales platforms. In addition, although most of our distributors generally provide their own customer services in their territories, we are in the process of establishing customer service centers together with our distributors, which in some cases will be located at retail outlets.

Our customer service representatives are primarily responsible for answering customers’ product and service-related inquiries, providing product and service information and handling product returns and customer complaints. To ensure superior customer service, we place significant emphasis on personnel selection and training. Our customer service representatives undergo product-specific and service-specific training to allow them to answer product-related and service-related questions, proactively educate potential customers about the benefits of our products and services and promptly resolve customer problems. We also provide customer service training to some of our distributors for products and services sold through our nationwide distribution network.

Under our policies, our direct sales customers generally may return products from us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Certain products such as sleeping aid products that emphasize specific functions can be returned within 15 days after delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from the direct sales platforms were insignificant in 2005 and 2006. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2005 and 2006.

Supply and Inventory

Supply

We manufacture a significant portion of the proprietary products we currently offer in terms of net revenues. The remaining products, including third-party products promoted by us pursuant to joint sales arrangements, are primarily sourced through third-party suppliers. Our manufacturing operations involve mainly last-mile assembly processes and generally only require us to deploy a limited amount of capital. Most of the components we use are readily available in the market.

We began our manufacturing operations in 2000 with the production of our oxygen generating devices. Beginning in 2005, we expanded our manufacturing operations to manufacture substantially all of our electronic learning devices and posture correction product lines. We purchase consumer electronics products and neck massager products from third party manufacturers under exclusive supply or distribution arrangements. For some of our products, including our sleeping aid products, we provide designs or technical requirements to our third-party suppliers.

We believe that if we decide to discontinue our manufacturing operations for any of our products for any reason, we would be able to subcontract the manufacturing of these products on commercially reasonable terms within a reasonable period of time. Four of our 11 PRC operating subsidiaries engaged in manufacturing operations enjoy the preferential tax benefits afforded to foreign-invested manufacturing enterprises. As such, these entities are entitled to a two-year exemption from enterprise income tax beginning from the year when they first generate profits and a 50% enterprise income tax reduction for the following three years. Three of these four PRC operating subsidiaries became profitable beginning in 2005. See “Risk Factors—Risks Relating to China—The discontinuation of any of the preferential tax treatments available to us in the PRC could materially and adversely affect our results of operations and financial condition.”

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. Except for our electronic learning device products, for which we maintained an average of two weeks of inventory in 2006, we generally maintain one week of inventory for finished products. Our product and media departments adjust our inventory levels based on the weekly sales forecasts they jointly develop. When a product is no longer sold through our TV direct sales programs and/or our nationwide distribution network, our inventory of that product is generally limited.

For electronic learning device products, our product and media departments prepare a monthly production plan based on monthly sales forecasts and we procure the required raw material based on the production plan. Our monthly procurement plan is subject to bi-weekly adjustment to give us flexibility to cancel a portion of our orders if sales do not meet expectations.

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution right, we have formed certain majority-owned subsidiaries. We currently have four majority-owned subsidiaries, which are primarily engaged in developing and/or selling our engine lubricant products, stock-tracking software program, slimming products and electronic dictionaries, respectively. We may form other majority-owned subsidiaries in the future for similar purposes.

In these arrangements, we have typically received at least majority control of the related joint venture and exclusive distribution rights to distribute a product through the subsidiary in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. These majority-owned subsidiaries typically involve limited capital investment. To date, our most successful venture has been our electronic learning device-related subsidiary in which we acquired rights to the electronic learning devices and the services of Guoying Du, one of our current executive officers, and his management team. We entered into this arrangement in December 2003 and in July 2005 we acquired the remaining 49% of this company. Following this transaction, we promoted Guoying Du to head our nationwide distribution network. For a description of the acquisition, see “Related Party Transactions.”

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	Other TV direct sales companies operating in China with generally similar business models to ours, including Pacific Media, China SevenStar and Smile TV (Chi Ma Ao);

•

TV home shopping companies that operate on one or two TV shopping channels in a single province such as Oriental CJ Home Shopping, GS Chongqing Home Shopping and GD Hyundai Home Shopping, as well as TVSN, which operates on multiple TV channels;

•

Domestic and international sellers of consumer branded products that sell their products in China. For example, our Ozing electronic learning devices compete with electronic learning devices under the BBK, e100, Noah and other brands, and our cell phone products compete with similar products sold by local and international cell phone manufacturers;

•

Traditional retailers and distributors, as well as direct marketers, such as Avon, operating in China which currently or in the future may offer competing products and services, including products and services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China; and

•	Other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang.

In addition, large multi-national home shopping companies, such as QVC, may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Youngleda branded oxygen generating products, that are often sold in department stores, pharmacies and general merchandise stores. See “Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial cost and diversion of resources and management attention.”

We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products and services. We believe we also compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising, that we secure. In particular we believe our TV media access and management helps us to be the largest TV direct sales operator in China in terms of revenues according to Euromonitor, and to maximize the effectiveness of our TV direct sales programs, reduce our risk of product or service failure and minimize associated costs. In addition, we believe we also compete primarily on the basis of our identification and development of product and service brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, patents, nondisclosure agreements and other methods to protect our intellectual property rights. We maintain approximately 30 trademark registrations and are in the process of applying for registrations or transfer for approximately 188 trademarks in China. We own four invention, utilities and packaging design patents in China pertaining to our sleeping aid products, oxygen generating devices, posture correction products and engine lubricant products.

The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Therefore, it is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands or otherwise adversely affect our net revenues. See “Risk Factors-Risks Relating to Our Business—We may not be able to prevent others form unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial cost and diversion of resources and management attention.” We have not made any material intellectual property claims against any third parties. However, from time to time, we may be required to enforce our intellectual property rights through litigation.

Management Information System

Our management information system and technology infrastructure is designed to support our key operations. Full redundancy design and data backup are built into our systems. We also have an uninterruptible power supply that can provide up to four hours of power in case of power outage to allow full functioning of our call center and customer services operations during that period.

Our major system modules and functions, which facilitate various aspects of our business, include the following:

•

Call center business management system, which facilitates automatic incoming call connection to available sales representatives or customer service representatives, data collection and organization of information received through call center representatives’ caller interactions, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes;

•	Outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup derived from our database and matches calls with available representatives;

•	Database management system, which facilitates the collection and updating of customer information;

•	Short message service, or SMS, system, which supports SMS product order confirmation and advertising;

•	TV direct sales monitoring system, which facilitates monitoring and analysis of TV direct sales programs, including timing, quality and effectiveness; and

•	Database backup.

In addition, our four warehouses are connected to a central inventory management system through virtual private network connections. Reports are generated and reconciled daily to provide management with up-to-date inventory information.

We believe our information technology system is one of the key tools with which we are able to identify market trends and demands early.

Human Resources

We had 654, 1,477 and 1,768 employees as of December 31, 2004, 2005 and 2006, respectively. The largest proportion of our human resources is devoted to call center operations. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2006:

Operations	Number of employees	Percentage of total
Call center	649	36.7%
Inbound call center	401	22.7
Outbound call center	248	14.0
Distribution management	324	18.3
Manufacturing	219	12.4
Management and administration	192	10.9
Product development	176	10.0
Customer service	113	6.4
Order fulfillment	74	4.2
Sales and marketing (including media planning)	21	1.2

Total:	1,768	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we rigorously select call center employees, the turnover rate for our three call centers was approximately 32% in 2005 and 40% in 2006, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

Facilities

We are headquartered in Shanghai and have combined leased office and call center spaces in Beijing, Shanghai and Shenzhen of approximately 13,350 square meters in aggregate. Our leases are typically for a term from one to five years. Our four central warehousing hubs cover approximately 5,106 square meters and are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses. We also utilize without cost seven local delivery companies’ warehouses located in Beijing, Hebei, Liaoning, Shanghai and Zhejiang.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy a total of approximately 15,800 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line. Our manufacturing facilities in Shanghai are used for the production of our posture correction and engine lubricant product lines. Our manufacturing facility in Shenzhen is used for the production of our electronic learning devices product line. As of December 31, 2006, our production capacity was 3,288 units per day for our electronic learning devices, 6,000 units per day for our posture correction products, and an aggregate of 15,000 units per day for our oxygen generating devices. In 2006, the manufacturing facilities producing our electronic learning devices products operated at or near capacity. In 2006, the daily utilization rate for the manufacturing facilities producing our posture correction products and oxygen generating devices ranged from 53% to 80% and 30% to 90%, respectively. Factors affecting utilization rates are primarily our ability to manage the production facilities and product flows efficiently. We believe that our existing facilities are adequate for our current and foreseeable future requirements. Uncertainty exists as to our right to use the land on which our manufacturing facilities are built in Beijing and Shanghai. See “Risk Factors—Risks Related to Our Business—Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.”

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. In late May 2006, we received a written notice from the Shanghai branch of the China Securities Regulatory Commission, or CSRC, stating that (i) the CSRC Shanghai branch had received complaints from the CSRC branches in other cities claiming we were selling a software program that provides online trading recommendations and investment forecasts to investors and (ii) we may have violated PRC law because we do not have the required permit for provision of securities investment advisory services. We were required under that notice to suspend media advertisements for our software program. We do not believe that our sale of this software program involves the provision of securities investment advisory services as the program only tracks stock performance and provides technical analysis to aid investment decisions. Beginning in May 2006, we discontinued most TV advertisements for this software program. We are in communication with the CSRC Shanghai branch and are seeking its clearance to resume normal advertisements for this program.

OUR CORPORATE STRUCTURE

Our History

We commenced operations in 1998 through Beijing Acorn, and in 2000, two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations.

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities,” were under common management, were operated on an integrated basis and were beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and three affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business has been liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

Shanghai Network, Shanghai Advertising, and Beijing Acorn, our three affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our president, and David Chenghong He, one of our executive officers. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Shanghai Advertising is primarily engaged in the advertising business, which primarily involves purchasing our TV advertising time. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these three affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these three affiliated entities and their shareholders, Don Dongjie Yang and David Chenghong He, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these three affiliated entities in our financial statements as variable interest entities pursuant to US GAAP.

In the opinion of Haiwen & Partners, our PRC legal counsel, (1) the ownership structures of our directly owned subsidiaries and these affiliated entities comply with, and immediately after this offering, will comply with, current PRC laws and regulations; and (2) our contractual arrangements with these affiliated entities and their shareholders, governed by PRC law, are valid, binding and enforceable on all parties to these arrangements, and do not and will not result in violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, Haiwen & Partners, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce and the Ministry of Commerce, which regulates foreign investment in direct sales, wholesale distributions and advertising companies, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. We have been further advised by our PRC legal counsel, Haiwen & Partners, that if the PRC government finds that the agreements that establish the structure for conducting our PRC direct sales and advertising businesses do not comply with PRC government restrictions on foreign investment in these types of businesses, we could be subject to severe penalties. See “Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales, wholesale distribution and advertising business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.”

In anticipation of our initial public offering, we incorporated Acorn International in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV.

We are currently exploring the possibility of acquiring the legal ownership of one of our affiliated entities, Shanghai Advertising, after the completion of this offering, subject to applicable PRC laws and regulations.

Corporate Ownership Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and the three affiliated entities as of the date of this prospectus(1):

(1) For risks related to our current corporate structure, see “Risk Factors — Risks Related to the Regulation of Our Business.”

(2) Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements and exclusive purchase agreements as described below.

(3) The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd. pursuant to certain technical service agreements as described below.

Material Operating Entities

The Ministry of Commerce, or MOFCOM, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales and wholesale distribution business is considered commercial trading and until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct sales and wholesale distribution business, we still need to obtain MOFCOM’s approval. Therefore, our direct sales and wholesale distribution businesses are currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct sales and wholesale distribution businesses, through the contractual arrangement between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities.

Our direct sales and wholesale distribution business, and our advertising operations in support of our direct sales and wholesale distribution business, are regulated by the State Administration of Industry and Commerce, or SAIC. We do not qualify under PRC regulations to invest directly in the advertising business. These regulations require, among other things, a minimum number of years of experience operating an advertising business outside of China and we have not operated any advertising business outside of China. Accordingly, all of our advertising business operations, which include design, production and publication of TV and other advertising, are conducted by Shanghai Advertising, which holds the necessary license to conduct our advertising operations, through its contractual arrangement with Acorn Information, our wholly owned subsidiary in China.

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda, and Zhuhai Acorn Electronic Technology Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning devices, posture correction products and oxygen generating devices, respectively, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other health and wellness products are primarily conducted through Shanghai Network and Beijing Acorn.

Contractual Arrangements with the Consolidated Affiliated Entities and their Shareholders

Our relationships with the three affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the three affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between our wholly owned subsidiary, Acorn Information, and these three affiliated entities, these three affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below.

Each of our contractual arrangements with these three affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See “Related Party Transactions” for further information on our contractual arrangements with these parties.

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network, Acorn Trade and Shanghai Advertising

These agreements provide us with effective control over these three affiliated entities and their shareholders, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, and operation and management agreements. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

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Irrevocable Powers of Attorney.    Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network, Beijing Acorn and Shanghai Advertising, Don Dongjie Yang and David Chenghong He, has granted to designees of Acorn Information, James Yujun Hu, our chief executive officer, and Guoying Du, one of our executive officers, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network, Beijing Acorn and Shanghai Advertising. These irrevocable powers of attorney have terms of 10 years and will automatically renew for another ten years unless terminated by Acorn Information in writing three months prior to their expiry.

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Loan Agreement.    Under the loan agreement among Acorn Information and the shareholders of these three affiliated entities, Don Dongjie Yang and David Chenghong He, Acorn Information made an interest-free loan to Don Dongjie Yang and David Chenghong He in an aggregate amount of $20.8 million and agreed to make additional interest-free loans not exceeding approximately $3.9 million to Don Dongjie Yang and David Chenghong He. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network, Beijing Acorn and Shanghai Advertising. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network, Beijing Acorn and Shanghai Advertising to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

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Operation and Management Agreements.    Under the operation and management agreements among Acorn Information, the two shareholders, and each of the three affiliated entities, each of the three affiliate entities have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these three affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these three affiliated entities will be appointed as nominated by Acorn Information. Acorn Information has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the three affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these three affiliated entities with third parties, provided that these three affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these three affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

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Equity Pledge Agreements.    Under the equity pledge agreements among Acorn Information and the two shareholders of the three affiliated entities, each of Don Dongjie Yang and David Chenghong He has pledged all of his equity interests in Shanghai Network, Beijing Acorn and Shanghai Advertising to Acorn Information to guarantee the performance of the three affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of these three affiliated entities without the prior written consent of Acorn Information. If any of these three affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

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Exclusive Purchase Agreements.    Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network, Beijing Acorn and Shanghai Advertising and their shareholders, Don Dongjie Yang and David Chenghong He, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network, Beijing Acorn and Shanghai Advertising for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

Technical Services Agreements that Transfer Economic Benefits from Shanghai Network, Beijing Acorn and Shanghai Advertising to Us

Acorn Information has entered into a technical service agreement with each of the three affiliated entities to transfer economic interests in these three entities to us. Pursuant to the technical service agreements, Acorn Information is the exclusive provider of technical support and consulting services to the three affiliated entities in exchange for service fees. Under these agreements, each of the three affiliated entities may not, among other things, dispose of its assets, dissolve, liquidate, merge with any third parties, provide security to any third parties, distribute dividends, engage in transactions with any of its affiliates, make external investment or conduct any business outside of the ordinary course of their respective businesses without the prior consent of Acorn Information. The term of these agreements is ten years and will automatically renew for another ten years unless terminated by Acorn Information.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon closing of this offering. The business address of each of our directors and executive officers is 12/F, Xinyin Building, 888 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/ Title	Date of Appointment of Directors
James Yujun Hu	43	Chairman of the board of directors, chief executive officer	December 20, 2005
Don Dongjie Yang	39	Director, president	March 31, 2006
Guoying Du	33	Director, vice president	July 6, 2006
Robert W. Roche	44	Director	March 31, 2006
Andrew Y. Yan	49	Director	December 4, 2006
Denny Lee	39	Independent director*
Shujun Li	35	Independent director*
Ying Wu	47	Independent director*
Joe Zhixiong Zhou	45	Independent director*
Gordon Xiaogang Wang	43	Vice president, chief financial officer
David Chenghong He	42	Vice president
Ella Man Lin	35	Vice president
Kevin Guohui Hu	43	Vice president

*	Appointment effective upon closing of this offering.

James Yujun Hu is chairman of the board of directors and chief executive officer of our company. Mr. Hu has been our chief executive officer since he joined us in 1999. Prior to joining us, Mr. Hu worked at HACI Group Co., Ltd. from 1998 to 1999 as general manager. From 1996 to 1998, Mr. Hu served as the executive vice president at TVS, one of China’s first TV home shopping companies. During his three years of employment with TVS, Mr. Hu established China’s first nationwide TV home shopping network. Mr. Hu also worked at Guangzhou Broadcasting Equipment Company as chief economist from 1987 to 1996. Mr. Hu received a bachelor’s degree in Microwave Engineering and a master’s degree in Business Administration from Xidian University.

Don Dongjie Yang is a co-founder, a director and the president of our company. Mr. Yang was our chief executive officer and president before James Yujun Hu joined us and is currently responsible for our call center operations and development of new business opportunities. Prior to founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Guoying Du is a director and vice president of our company. He is currently responsible for our nationwide distribution business. Prior to his appointment as vice president in 2005, Mr. Du was the general manager in Shanghai HJX, one of our subsidiaries, starting in 2004. Mr. Du served as general manager of Beijing BABAKA Technology Development Co., Ltd. from 1997 to 2004. During the period from 1995 to 1997, Mr. Du worked with Huasheng Industrial Trading Co., Ltd. as a manager. Mr. Du graduated from Henan Normal University in 1994 majoring in Chinese Literature.

Robert W. Roche is a co-founder and director of our company. He is also the co-founder and president of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Andrew Y. Yan is a director of our company. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P. and president of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He is currently an independent director of two Hong Kong listed companies, China Oilfield Services Limited and Stone Group Holdings Limited. Mr. Yan received a master of arts degree from Princeton University and a master of arts degree from Peking University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute.

Denny Lee is an independent director of our company. Mr. Lee has been the chief financial officer and a director of Netease.com, Inc. since 2002. Previously, he was Netease’s Financial Controller from November 2001 until that time. Prior to joining Netease, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange. He also performed due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in Accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.

Shujun Li is an independent director of our company. Mr. Li is currently a director of TB Management Ltd. Before that, he served as Shanda Interactive Entertainment Limited’s chief financial officer since November 2003 and vice president since July 2003. Mr. Li previously served as Shanda’s director of investment and overseas business from March 2002 to July 2003. Prior to joining Shanda, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a master’s degree in Economics from Nankai University and a bachelor’s degree in English from Hebei Normal University.

Ying Wu is an independent director of our company. Mr. Wu has served as UTStarcom, Inc.’s executive vice president and vice chairman of the board since October 1995. Mr. Wu has also served as the president and chief executive officer of one of UTStarcom’s subsidiaries since October 1995. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as senior vice president of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. In September 1995, StarCom Network Systems merged with Unitech Telecom to form UTStarcom. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 through 1988, Mr. Wu served as a consultant at AT&T Bell Laboratories. Mr. Wu also serves as a director of AsiaInfo Holdings, Inc. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

Joe Zhixiong Zhou is an independent director of our company. He was a partner with SAIF Partners, managing SB Asia Infrastructure Fund and SB Asia Investment Fund II L.P. Mr. Zhou worked in Softbank China Venture Capital From 2000 to 2001 as head of its Beijing office. From 1995 to 1999, Mr. Zhou was a vice president in UTStarcom (China) Co, Ltd, a Softbank investment in China. Prior to 1995, Mr. Zhou worked in Lepton Inc as a project manager and in AI&I Bell Laboratories as a technical consultant. Mr. Zhou received a bachelor’s degree in Semiconductors from Beijing Polytechnic University in 1982 and received a master’s degree in Electrical Engineering from the New Jersey Institute of Technology in 1990.

Gordon Xiaogang Wang joined us in 2005 as chief financial officer of our company. Mr. Wang has over 12 years of experience in corporate finance and strategic business development. Prior to joining us, Mr. Wang served as chief financial officer and executive vice president in Chaoda Modern Agriculture Limited starting in 2003. Mr. Wang also served as director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received a bachelor’s degree in Mechanical Engineering from Tianjin University in 1985, a master’s degree in Computer Aided Engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

David Chenghong He is a vice president of our company. Mr. He has been our vice president in charge of financial management since he joined us in 2000 and is currently responsible for the management of our financial systems, logistics and payment systems. Prior to joining us, Mr. He served as the vice president in charge of finance at TVS, one of the China’s first TV home shopping companies. From 1987 to 1997, Mr. He worked at China Huajing Electronic Co., Ltd. as manager of the finance department. Mr. He received a bachelor’s degree in Information Engineering and a master’s degree in Business Administration from Xidian University. He is also a registered public accountant in Canada.

Ella Man Lin is a vice president of our company. Ms. Lin joined us in 2000 and has been responsible for our product development, supplier management and human resources management since that time. Prior to joining us, she served as the manager of the human resources department at TVS, one of China’s first TV home shopping companies. From 1994 to 1996, Ms. Lin headed Guangzhou Broadcasting Equipment Company TV sales in Sichuan province. Ms. Lin received a bachelor’s degree in Applied Electronics from Chengdu University of Electronic Science & Technology in 1994 and an EMBA from Hong Kong University of Science and Technology in 2006.

Kevin Guohui Hu is a vice president of our company. Mr. Hu was the general manager of our media department before his promotion to vice president in 2005. He is currently responsible for our media purchasing, planning and management. Prior to joining us in 2000, Mr. Hu served as the general manager in charge of media and assistant president at TVS, one of China’s first TV home shopping companies. Mr. Hu’s prior working experience includes employment with Unrise Department Co., Ltd. from 1995 to 1996, Hengyang Steel Tube Company from 1989 to 1995 and Oxygen Company of Panzhihua Steel Group from 1983 to 1989. Mr. Hu received a bachelor’s degree in Chemistry from Central South University in 1983.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We currently have five directors, two of whom began serving as directors of our holding company starting in March 2006, with James Yujun Hu and Guoying Du commencing their term in December 2005 and July 2006, respectively, and Andrew Y. Yan being reappointed in December 2006. We will have nine directors on the board upon the closing of this offering. According to the Investors’ Rights Agreement, dated March 31, 2006, the holders of the Series A convertible redeemable preferred shares and the Series A-1 convertible redeemable preferred shares have the right to elect two directors and holders of outstanding common shares, subject to certain requirements, have the right to elect four directors. These rights will, however, terminate upon the closing of this offering. There are no shareholder arrangements that will apply once we become a public company except for the arrangement described in “Description of Share Capital—Voting Arrangements.” Upon the closing of this offering, we will have a staggered board, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer will have the right to remain a director so long as he remains as the chief executive officer. See “Description of Share Capital—Board of Directors.”

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by and may be removed by a majority vote of our board.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee will consist of Denny Lee, Shujun Li and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee will be responsible for, among other things:

•	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

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at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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obtaining and reviewing timely reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within US GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

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establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

•	meeting separately and periodically with management, the internal auditors and the independent auditors;

•	reporting regularly to the full board of directors; and

•	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our current compensation committee will consist of Shujun Li, Joe Zhixiong Zhou and Andrew Y. Yan. Shujun Li is the chairman of our compensation committee. Each member of our compensation committee satisfies the “independence” requirements of the NYSE Rules.

Our compensation committee will be responsible for, among other things:

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reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, reporting the results of such evaluation to our board of directors, and determining (either as a committee or with our board of directors) our chief executive officer’s compensation level based on this evaluation;

•	at least annually, reviewing and approving all compensation arrangements with our chief executive officer and our other senior executive officers;

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reviewing and making recommendations to our board of directors with respect to our compensation for executive officers other than our chief executive officer, incentive-compensation plans and equity-based plans, and overseeing the administration of these plans; and

•	periodically reviewing the compensation of our directors and making recommendations to our board of directors with respect thereto.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Ying Wu, Robert W. Roche and James Yujun Hu. Ying Wu is the chairman of our nominating committee. Two of the three members of our corporate governance and nominating committee, Ying Wu and Robert W. Roche, satisfy the “independence” requirements of the NYSE Rules.

Our corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

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overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation to our executive officers, including all the directors, was approximately $1.6 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans.” We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B, or the 2005 Plan B, in connection with China DRTV’s acquisition of the 49% minority interest of Shanghai HJX not already owned by China DRTV at that time. Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B on March 31, 2006 in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006.

All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Each of our incentive plans permits us to issue options to purchase our ordinary shares and to issue stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options and SARs granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee. In addition, the vesting of options and SARs held by a director who is appointed by the holders of our preferred shares who terminates his service will be accelerated to permit immediate exercise of all options and SARs granted to such director upon termination of that director’s service with us.

Generally, to the extent an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B and the 2006 Plan has not been vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except for directors appointed by the holders of our preferred shares.

Initially, the number of ordinary shares reserved under the 2005 Plan was 7,250,000. Upon attainment of certain financial benchmarks meant to measure business performance, which were set forth in our share subscription agreement with SB Asia Investment Fund II L.P. and other parties thereto, we approved the amendment of the 2005 Plan on November 4, 2005 to increase the number of ordinary shares reserved under the 2005 Plan by 1,350,000. As a result, an aggregate of 8,600,000 ordinary shares were reserved under the 2005 Plan. Under the 2005 Plan, we granted:

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Options to purchase 6,663,964 ordinary shares to certain of our directors, officers and employees in March 2005, subject to vesting requirements. Each of these options has an exercise price of $1.58 per share. 25% of these options became vested on the grant date March 18, 2005 and, except as described below, the remaining 75% of these options will be vested in 36 equal monthly installments.

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Options to purchase 371,945 ordinary shares to one of our officers and one of our employees in September 2005, subject to vesting requirements. Each of these options has an exercise price of $1.66 per share. 25% of these options became vested on the grant date September 1, 2005 and the remaining 75% of these options will be vested in 36 equal monthly installments.

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Options to purchase 1,350,000 ordinary shares to our directors, officers and employees in November 2005. At the time of the grant, each of these options had an exercise price of $5.00 per share. All the 1,350,000 options became vested immediately upon grant on November 4, 2005.

An aggregate of 815,366 ordinary shares were reserved under the 2005 Plan B. On August 20, 2005, we granted options to purchase a total of 667,117 ordinary shares under the 2005 Plan B to certain officers and employees, subject to vesting requirements. Each of these options has an exercise price of $1.66 per share. 25% of these options became vested on the grant date August 20, 2005 and the remaining 75% of these options will be vested in 36 equal monthly installments.

An aggregate of 24,133,000 ordinary shares were reserved under the 2006 Plan, of which 9,053,026 are subject to issuance upon exercise of the options originally granted under the 2005 Plan and the 2005 Plan B and assumed by Acorn International. In May 2006 we newly granted under the 2006 Plan:

•

SARs with respect to 3,260,000 of our ordinary shares to certain directors, officers, employees and consultants, or A-type SARs, subject to vesting requirements. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share. 25% of these grants of A-type SARs became vested on the grant date May 1, 2006 and the remaining 75% of the A-type SARs will be vested in 36 equal monthly installments from May 2006.

•

SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or B-type SARs, subject to vesting requirements. Each of these B-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each B-type SARs is subject to our satisfaction of a certain performance target. If this target is met, then 25% of these grants of B-type SARs will become vested on May 1, 2007 and the remaining 75% of the B-type SARs will be vested in 36 equal monthly installments from May 2007.

•

SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or C-type SARs, subject to vesting requirements. Each of these C-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each C-type SARs is subject to our satisfaction of a certain performance target. If this target is met, then 25% of these grants of C-type SARs will become vested on May 1, 2008 and the remaining 75% of the C-type SARs will be vested in 36 equal monthly installments from May 2008.

On July 6, 2006, we granted under the 2006 Plan A-type SARs with respect to 370,000 of our ordinary shares to certain directors, officers, employees and consultants. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share. SARs with respect to 257,500 shares became fully vested immediately at the time of grant with the remaining SARs to be vested in 36 equal monthly installments starting from July 2006.

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and certain A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares to certain directors, officers, employees and consultants under the 2006 Plan. Each of these A-type SARs has an exercise price of $3.50 per ordinary share. 25% of these grants of A-type SARs became vested on the date that they were granted and the remaining 75% of the A-type SARs will be vested in 36 equal monthly installments beginning in September 2006.

On April 3, 2007, we granted under the 2006 Plan A-type SARs with respect to 1,030,000 of our ordinary shares and SARs with respect to 750,000 of our ordinary shares, the vesting of which is subject to our satisfaction of a certain performance target, or D-type SARs, to certain directors, officers and employees. Each of these SARs has an exercise price equivalent to the mid-point of the initial estimated range of the initial public offering price per share. Of the 1,030,000 A-type SARs, SARs with respect to 257,500 shares became fully vested immediately at the time of grant and 772,500 will vest in 36 equal monthly installments starting from April 2007.

On April 16, 2007, we granted under the 2006 Plan additional A-type SARs with respect to 85,000 of our ordinary shares to certain employees. Each of these SARs has an exercise price of $4.50 per share (determined based on the mid-point of the initial estimated offering price). Of the total SARs granted on April 16, 2007, 25%

became vested immediately at the time of grant and the remaining 75% will be vested in 36 equal installments beginning in April 2007.

Each of the above SARs will be settled upon exercise solely in Acorn ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the base price of the applicable SAR.

All options awarded to Joe Zhixiong Zhou and Andrew Y. Yan have been accelerated and are no longer subject to vesting.

Because we did not meet the agreed performance target for the vesting of B-type SARs, all of the B-type SARs that we issued have been forfeited.

Our board of directors may amend, alter, suspend, or terminate the 2006 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants of the 2006 Plan if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2006 Plan will terminate on April 30, 2016.

The table below sets forth, as of the date of this prospectus, the option and SAR grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan):

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
James Yujun Hu	1,700,000		1.58	March 18, 2005	March 18, 2015
	280,000		3.00	November 4, 2005	November 4, 2015
	480,000		3.50	May 1, 2006	May 1, 2012
	500,000	(1)(11)	7.00	May 1, 2006	May 1, 2012
	250,000		3.50	September 27, 2006	September 27, 2012
	425,000	(12)	4.50	April 3, 2007	April 3, 2013
Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	300,000	(2)(11)	7.00	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(13)	4.50	April 3, 2007	April 3, 2013
Guoying Du	150,000		1.58	March 18, 2005	March 18, 2015
	323,117		1.66	August 20, 2005	August 19, 2015
	90,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(3)(11)	7.00	May 1, 2006	May 1, 2012
	444,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013
Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012
Andrew Y. Yan(4)	329,482		1.58	March 18, 2005	March 18, 2015
Denny Lee	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012
Shujun Li	35,000		3.50	July 6, 2006	July 6, 2012
	13,000		3.50	September 27, 2006	September 27, 2012
Ying Wu	35,000		3.50	July 6, 2006	July 6, 2012
	13,000		3.50	September 27, 2006	September 27, 2012

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
Joe Zhixiong Zhou(5)	329,482		1.58	March 18, 2005	March 18, 2015
Gordon Xiaogang Wang	360,000		1.66	September 1, 2005	September 1, 2015
	82,000		3.00	November 4, 2005	November 4, 2015
	460,000		3.50	May 1, 2006	May 1, 2012
	200,000	(6)(11)	7.00	May 1, 2006	May 1, 2012
	136,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013
David Chenghong He(7)	790,000		1.58	March 18, 2005	March 18, 2015
	110,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(8)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013
Ella Man Lin	790,000		1.58	March 18, 2005	March 18, 2015
	120,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(9)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013
Kevin Guohui Hu	100,000		1.58	March 18, 2005	March 18, 2015
	50,000		1.66	August 20, 2005	August 19, 2015
	50,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(10)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

(1)	Includes 250,000 ordinary shares underlying B-type SARs and 250,000 ordinary shares underlying C-type SARs.

(2)	Includes 150,000 ordinary shares underlying B-type SARs and 150,000 ordinary shares underlying C-type SARs.

(3)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(4)	Andrew Y. Yan resigned from our board of directors on June 15, 2006. All of Mr. Yan’s options vested immediately upon his resignation. He was re-appointed as our director on December 4, 2006.

(5)	All of Mr. Zhou’s options became fully vested as approved by our board of directors on August 15, 2006.

(6)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(7)	David Chenghong He resigned from our board of directors on July 5, 2006.

(8)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(9)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(10)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(11)	All B-type SARs have been forfeited because we did not meet the agreed performance target for the vesting of those B-type SARs.

(12)	Includes 245,000 ordinary shares underlying A-type SARs, of which 5,000 ordinary shares underlying A-type SARs were cancelled on April 16, 2007, and 180,000 ordinary shares underlying D-type SARs.

(13)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.

(14)	Includes 120,000 ordinary shares underlying A-type SARs and 90,000 ordinary shares underlying D-type SARs.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into ordinary shares, the exercise of all of our outstanding share options and all Stock Appreciation Rights, or SARs and as adjusted to reflect the sale of the ADSs offered in this offering as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each other selling shareholder participating in this offering.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on (i) 78,303,993 ordinary shares outstanding as of the date of this prospectus, including options and SARs exercisable by such person within 60 days after the date of this prospectus, and which includes 69,571,364 ordinary shares outstanding as of the date of this prospectus assuming the conversion of all outstanding preferred shares into ordinary shares, and (ii) ordinary shares outstanding after closing of this offering, including options and SARs exercisable by such person within 60 days after the date of this prospectus, each assuming the conversion of all preferred shares into ordinary shares, and further assuming no change in the number of ADSs offered by the selling shareholders and us as set forth on the cover page of this prospectus. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.

Upon the exercise of any vested SAR, the holder is entitled to receive our shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the base price of the SAR. The number of shares acquired upon exercise of vested SARs is based on their base price and an initial public offering price of $15.50 per ADS as set forth on the cover of this prospectus.

	Shares beneficially owned prior to this offering		Shares to be sold by selling shareholders in this offering		Shares beneficially owned after this offering
Name	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	16,554,895	21.14%	—	—	15,808,201	16.06%
James Yujun Hu(2)	17,834,989	22.78%	—	—	17,648,315	17.93%
Don Dongjie Yang(3)	7,944,262	10.15%	—	—	7,944,262	8.07%
Guoying Du(4)	2,423,173	3.09%	—	—	1,123,363	1.14%
Ella Man Lin(5)	2,364,834	3.02%	—	—	2,364,834	2.40%
David Chenghong He(6)	2,354,831	3.01%	—	—	2,354,831	2.39%
Kevin Guohui Hu(7)	1,050,560	1.34%	—	—	1,050,560	1.07%
Gordon Xiaogang Wang	*	*	—	—	*	*
Andrew Y. Yan	*	*	—	—	*	*
Denny Lee	*	*	—	—	*	*
Shujun Li	*	*	—	—	*	*
Ying Wu	*	*	—	—	*	*
Joe Zhixiong Zhou	*	*	—	—	*	*

Principal and Selling Shareholders
SB Asia Investment Fund II L.P.(8)	20,591,970	26.30%	—	—	20,591,970	20.93%
Acorn Composite Corporation(9)	14,583,117	18.62%	640,023	0.82%	13,943,094	14.17%
WiseSight Investment, Ltd.(10)	6,735,313	8.60%	—	—	6,735,313	6.84%

	Shares beneficially owned prior to this offering		Shares to be sold by selling shareholders in this offering		Shares beneficially owned after this offering
Name	Number	Percent	Number	Percent	Number	Percent
D.Y. Capital, Inc.(11)	6,593,656	8.42%	—	—	6,593,656	6.70%
The Grand Crossing Trust(12)	1,952,962	2.49%	106,671	0.14%	1,846,291	1.88%
HJX Holdings Ltd.(13)	1,871,840	2.39%	1,299,810	1.66%	572,030	0.58%
Tadashi Nakamura(14)	1,126,709	1.44%	320,010	0.41%	806,699	0.82%
New Super Group Limited(15)	954,252	1.22%	229,380	0.29%	724,872	0.74%
Moral Gain Limited(16)	695,210	0.89%	191,148	0.24%	504,062	0.51%
Reach General International Limited(17)	595,210	0.76%	191,148	0.24%	404,062	0.41%
TechIdea Group Limited(18)	90,739	0.12%	21,810	0.03%	68,929	0.07%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 1,952,962 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children, as well as 14,583,117 ordinary shares held by Acorn Composite Corporation, which is a company owned by Mr. Roche, and 18,816 ordinary shares issuable upon exercise of SARs. Mr. Roche has assigned his voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by him to James Yujun Hu, as described under “Description of Share Capital—Voting Arrangement.”

(2)	Includes 6,735,313 ordinary shares held by WiseSight Investment, Ltd., a company owned by James Yujun Hu, as well as 1,817,663 ordinary shares issuable upon exercise of options and SARs held by Mr. Hu and 4,134,020 and 5,147,993 ordinary shares, the voting rights of which have been assigned to Mr. Hu by Robert W. Roche and SB Asia Investment Fund II L.P., respectively, as described in footnotes (1) and (8) and under “Description of Share Capital—Voting Arrangement.”

(3)	Includes 6,593,656 ordinary shares held by D.Y. Capital, Inc., a company owned by Don Dongjie Yang, as well as 1,350,606 ordinary shares issuable upon exercise of options and SARs held by Mr. Yang.

(4)	Includes 1,871,840 ordinary shares held by HJX Holdings Ltd., a company owned by Guoying Du, as well as 551,333 ordinary shares issuable upon exercise of options and SARs held by Mr. Du. On March 23, 2007, HJX Holdings Ltd., which had been 41.8% owned by Guoying Du, one of our directors, exchanged 2,738,678 of our ordinary shares in return for the remaining 58.2% interest in HJX Holdings Ltd. held by three minority shareholders. Subsequent to this share exchange, HJX Holdings Ltd. sold an additional 96,733 of our ordinary shares to two additional persons.

(5)	Includes 1,536,111 ordinary shares held by Lynman Investment, Ltd., a company owned by Ella Man Lin, as well as 828,723 ordinary shares issuable upon exercise of options and SARs held by Ms. Lin.

(6)	Includes 1,536,108 ordinary shares held by Broad Sky Holdings, Ltd. a company owned by David Chenghong He, as well as 818,723 ordinary shares issuable upon exercise of options and SARs held by Mr. He. David Chenghong He resigned from our board of directors on July 5, 2006.

(7)	Includes 830,379 ordinary shares held by National Glory Holdings, Ltd., a company owned by Kevin Guohui Hu, as well as 220,181 ordinary shares issuable upon exercise of options and SARs held by Mr. Hu.

(8)	Includes 17,709,815 Series A convertible redeemable preferred shares and 2,882,155 Series A-1 convertible redeemable preferred shares, both of which will convert into ordinary shares upon the consummation of this offering. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. SB Asia Investment Fund II L.P. has assigned its voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by it to James Yujun Hu, as described under “Description of Share Capital—Voting Arrangement.”

(9)	Acorn Composite Corporation is a U.S. company owned by Robert W. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.

(10)	WiseSight Investment, Ltd, a company incorporated in the British Virgin Islands, is wholly owned by James Yujun Hu.

(11)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Don Dongjie Yang.

(12)	The Grand Crossing Trust is an irrevocable trust for the benefit of Robert W. Roche’s children. It address is 10536 S Lorel Ave, Oak Lawn, IL 60453, USA.

(13)	HJX Holdings Ltd., a company incorporated in the British Virgin Islands, is wholly owned by Guoying Du. Its address is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(14)	The address of Tadashi Nakamura is 8-17 Gonyoshi, Nakagawaku, Nagoya, Japan 454-0033.

(15)	New Super Group Limited, a company incorporated in the British Virgin Islands, is wholly owned by Yufei Jiang. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16)	Moral Gain Limited, a company incorporated in the British Virgin Islands, is wholly owned by Jichao Feng. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(17)	Reach General International Limited, a company incorporated in the British Virgin Islands, is wholly owned by Xin Wu. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(18)	TechIdea Group Limited, a company incorporated in the British Virgin Islands, is wholly owned by Peng Jin. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our Series A convertible redeemable preferred shares or Series A-1 convertible redeemable preferred shares is beneficially owned by a United States resident. A total of 468,100 of our outstanding ordinary shares are beneficially owned by United States residents, and 105 record holders of our voting securities are resident in the United States.

RELATED PARTY TRANSACTIONS

Contractual Agreements with Affiliated Entities and their Shareholders

PRC law in the past restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales, wholesale distribution and advertising businesses and operations. To comply with these restrictions, we operate our direct sales and wholesale distribution businesses and advertising operations in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn and Shanghai Advertising and their shareholders, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. For a description of these contractual arrangements, see “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entities and their Shareholders.”

Private Placement

Pursuant to the terms of the Investors’ Rights Agreement, dated March 31, 2006, among us, all of our then existing shareholders and SB Asia Investment Fund II L.P., or SAIF, holders representing at least 25% of our registrable securities outstanding, and certain holders of ordinary shares under certain circumstances are entitled to demand registration on a form other than Form F-3, of registrable securities then outstanding, or registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including (i) ordinary shares issued upon conversion of our preferred shares and (ii) ordinary shares issued as share dividends and similar distributions to holders of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3 or Form S-3, and unlimited Form F-3, Form S-3 and piggyback registrations.

The foregoing demand, Form F-3, Form S-3 and piggyback registration rights will terminate on the fourth anniversary of this offering.

Relationships with our Distributors

Certain of our Employees and Executive Officers hold Equity Interests in our Distributors

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products throughout China. Of our distributors, 11 are owned in part, or in some cases in whole, by eight of our employees or their family members. Seven out of these eight individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX in July 2005. In 2005 and 2006, the aggregate sales generated by these 11 distributors accounted for approximately 33.3% and 26.9% of our distribution gross revenues or 18.3% and 12.2% of our total gross revenues, respectively. In 2005, two of these distributors were, and in 2006, one of these distributors was, among our five best-performing distributors. These eight employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In addition, two distributors in 2005 and three distributors in 2006, each of which accounted for less than 1% of our gross revenues in 2005 and 2006, were wholly owned by family members of our chief executive officer and another of our executive officers. We entered into the distribution agreements with these related distributors on an arms’-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors.

Loans to Our Shareholders

On January 6, 2005, we issued an aggregate of 36,809,668 ordinary shares at a price of $0.01 per share to six of our shareholders, including James Yujun Hu, D.Y. Capital, Inc., Yue-Teng, Inc., Tadashi Nakamura, The Grand Crossing Trust and Acorn Composite Corporation. In consideration for these shares, each of these six shareholders granted promissory notes to us in an aggregate amount of $368,097. These notes have been repaid or the ordinary shares were redeemed.

Acquisition of Minority Interest in Shanghai HJX

On June 30, 2005, we agreed to acquire from Shanghai Acorn HJX Digital Technology Co., Ltd. the 49% minority interest in one of our 51% owned subsidiaries, Shanghai HJX, for $3.7 million. Shanghai HJX is the entity responsible for the production, marketing and sale of our electronic learning devices product line, which accounted for 42.8% and 31.7% of our gross revenues in 2005 and 2006, respectively. In connection with the 49% minority transfer, the minority equity holders of Shanghai HJX negotiated a separate right to acquire 8,042,838 ordinary shares having a fair value of $22,435,497 in exchange for a $9.3 million promissionary note, as described below.

Loan to Executive Officer

In connection with our acquisition of the 49% minority interest in Shanghai HJX, the minority equity holders of Shanghai HJX negotiated a separate right to acquire from us 8,042,838 ordinary shares. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange, or SAFE, prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, we agreed to issue the shares to an intermediary company, Yue-Teng, Inc. or Yue-Teng, in exchange for a promissory note in the amount of $9.3 million. At the time of that agreement, Yue-Teng and we also entered into an agreement with Guoying Du, one of the largest holders of the minority equity interest and our executive officer responsible for managing our nationwide distribution network, pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the shares from Yue-Teng in exchange for a promissory note in the amount of $9.3 million once permitted by PRC law. Following changes in PRC Law permitting the minority equity holders to acquire the shares, Guoying Du and the former Shanghai HJX equity holders formed a BVI Company, HJX Holdings Ltd., or HJX, and another individual, who is a family member of Guoying Du, formed another BVI Company, DHM Capital Ltd., or DHM. On March 28, 2006, DHM and HJX acquired all of the 8,042,838 our ordinary shares from Yue-Teng. As a result, HJX, in which Guoying Du then owned 41.8% equity interest, became our shareholder and, as consideration for the shares, HJX issued a promissory note in our favor for $9.3 million and we accepted this promissory note and cancelled the promissory note Yue-Teng had previously executed in our favor for the same amount. On March 23, 2007, in connection with HJX’s exchange of 2,738,678 of our ordinary shares in return for the 58.2% interest in HJX and the subsequent transfer of 96,733 of our ordinary shares by HJX, the $9.3 million loan was split among HJX and four other shareholders. HJX and the four other shareholders will participate in the offering as selling shareholders and will repay the promissory note in full to us with the sale proceeds of their shares as part of this offering.

Joint Venture

In August 2004, we entered into an agreement with one of our pre-restructuring subsidiaries, Shanghai Acorn Bio-products Co., Ltd., or Shanghai Bio, to form a PRC joint venture, Shanghai An-Nai-Chi. We held a 51% interest in Shanghai An-Nai-Chi and Shanghai Bio held a 49% interest. According to an agreement dated February 28, 2006, Shanghai Bio transferred its 49% interest to Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd., or Jia Guan Hang, a company jointly owned by three of our employees, Zheng

Wang, the deputy general manager of Shanghai An-Nai-Chi, as well as two of our other employees, for approximately $1.0 million in consideration. Shanghai An-Nai-Chi is the entity responsible for the production, marketing and sale of our engine lubricant product line. We have no side agreement with Jia Guan Hang. We believe that although Jia Guan Hang is a company owned by our employees, it is an independent minority shareholder.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Equity Incentive Plans.”

CHINESE GOVERNMENT REGULATIONS

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the State Administration for Radio, Film and Television, or SARFT, the State Administration for Food and Drug, or SAFD and the Ministry of Information Industry, or MII.

In the opinion of Haiwen & Partners, our PRC legal counsel: (1) the ownership structure of our company complies with, and immediately after this offering, will comply with, current PRC laws and regulations; and (2) our contractual arrangements with Shanghai Network, Beijing Acorn and Shanghai Advertising and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations.

The TV direct sales industry and other direct sales industries in China are still in their infancy and the competitive landscape and range of products being offered continue to evolve rapidly. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses, approvals, or permits and change, suspend or discontinue our business operations until we comply with applicable laws.

This section sets forth a summary of what we believe are the most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Business

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures, on April 16, 2004. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts.

Under the PRC Law on Sino-foreign Equity Joint Venture Enterprises (revised in 2001), the PRC Law on Sino-foreign Cooperative Joint Venture Enterprises (revised in 2000), and the PRC Law on Wholly Foreign-owned Enterprises (revised in 2000), a foreign-invested enterprise is allowed to sell its self-produced products. Our distribution of our proprietary branded products is primarily conducted by our indirect subsidiaries which manufacture these proprietary branded products and sell such products as their self-produced products. Under the PRC laws, sellers of special products, such as medicine, medical devices and health protection products, are required to review the necessary manufacturing permits provided by the manufacturers.

Advertising Services

The principal regulation governing foreign ownership in the advertising industry is the Administrative Regulation on Foreign-invested Advertising Enterprises jointly promulgated by the Ministry of Commerce and the State Administration for Industry and Commerce on March 2, 2004, or the Advertising Regulation. Under these advertising regulations, as of December 10, 2005 there is no longer any maximum foreign shareholding percentage in an advertising enterprise. However, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not meet these requirements are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China.

Our Direct Sales, Wholesale Distribution and Advertising Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale and wholesale distribution businesses by foreign investors under the Commercial Sector Measures, and due to our lack of sufficient advertising industry experience as required under the Advertising Regulation, our direct sales and advertising businesses are currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and David Chenghong He—Shanghai Network, Beijing Acorn and Shanghai Advertising. As domestic companies, these companies are not subject to the Commercial Sector Measures or the Advertising Regulation, but they are controlled by us through a set of contractual arrangements. See “Our Corporate Structure.” In the opinion of Haiwen & Partners, our PRC legal counsel:

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The ownership structures of Acorn Information, Shanghai Network, Beijing Acorn and Shanghai Advertising are in compliance with existing PRC laws and regulations both currently and immediately after giving effect to this offering; and

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Our contractual arrangements among Acorn Information, Shanghai Network, Beijing Acorn and Shanghai Advertising and their shareholders are valid, binding and enforceable, and will not result in violation of PRC laws and regulations currently in effect.

We have been advised by our PRC legal counsel, Haiwen & Partners, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our TV direct sales business do not comply with PRC government regulations on foreign investment in the TV direct sales business, we could be subject to severe penalties. See “Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales, wholesale distribution and advertising businesses in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.”

Regulation of Manufacturing and Sale of Special Consumer Products

Some of the products we offer through our direct sales platforms and some of the proprietary branded products we manufacture and sell are categorized as medical devices and pharmaceuticals. Therefore, we are required to comply with relevant PRC laws and regulations regarding the manufacture and sale of medical devices and pharmaceuticals.

In the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk to the human body, whose operation and safety can be assured through routine inspection. Class II includes those with medium risk to the human body, which warrant a greater degree of regulation. Class III includes those devices that pose a potential high risk to the human body, are implanted in the human body, or are used to support or sustain life, and therefore are subject to tight regulation. All the medical devices that we manufacture belong to Class II above. Under PRC laws and regulations, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing Enterprise License and Class II medical device operators must hold a valid Medical Device Operation Enterprise License, with limited exceptions. In addition, manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

In accordance with relevant PRC laws and regulations, any entity manufacturing pharmaceuticals must hold a Pharmaceutical Manufacturing License and pass a good manufacturing practice certification. Pharmaceutical manufacturers are required to register their manufactured pharmaceuticals with the SAFD. Any entity selling pharmaceuticals must apply for a Pharmaceutical Operation License and pass a good supply practice certification. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal liability.

Our oxygen generating device manufacturing and distribution subsidiary, Beijing Youngleda, holds a valid Medical Device Manufacturing Enterprise License, which expires on July 13, 2010, and a valid Pharmaceutical Manufacturing License, which expires on December 31, 2010. A Medical Device Registration Certificate has also been issued for our Youngleda oxygen generating devices with a valid term of four years from May 8, 2005. Another of our subsidiaries, Acorn International Electronic (Shanghai) Co., Ltd. holds a valid Medical Device Manufacturing Enterprise License that expires on August 2, 2010 and a Medial Device Registration Certificate for sleeping aid products with a valid term of four years from December 27, 2005. In addition, Shanghai HJX holds a Medical Device Operation Enterprise license which expires on January 3, 2010. Separately, our two direct sale affiliated entities, Shanghai Network and Beijing Acorn, hold valid Medial Device Operation Enterprise Licenses, which expire on January 3, 2010 and July 3, 2010, respectively. On November 24, 2006, Zhuhai Acorn Electronic Technology Co., Ltd. obtained a Medical Device Manufacturing Enterprise License expiring on November 24, 2011.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 20, 2000 in our operation of the website.

Under the Administrative Measures on Internet Content Services, Internet content providers must apply for a Telecommunications and Information Services Operating License, or ICP License, or a Value-added Telecommunications Business Permit for Internet Information Service if they are deemed to be an “operating business.” Internet content providers not deemed to be operating businesses are only required to file a registration with the relevant information industry authorities. The online dissemination of information regarding pharmaceuticals (including medical devices) must also be approved by SAFD at the provincial level and validated by an Internet Pharmaceuticals Information Service Qualification Certificate issued by SAFD. Violation of these provisions will result in a warning, an order to rectify within a certain period, a fine, or the closing of the website.

We currently hold a Trans-regional Value-added Telecommunications Business Permit for Internet Information Service issued by MII, which expires on November 25, 2010 and an Internet Pharmaceuticals Information Service Qualification Certificate, which expires on May 9, 2011.

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (1994) and the Advertising Administrative Regulations (1987). SARFT and SAIC are the main responsible regulatory authorities in China overseeing the entire advertising industry. SARFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV stations. Due to the politically sensitive nature of China’s media industry, the contents of TV programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV station.

Business License for Advertising Companies

Companies that engage in advertising activities must obtain from the SAIC or its local branches a business license with advertising business specifically included in the business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and an order to cease advertising operations. Our consolidated affiliate Shanghai Advertising has obtained a business license with advertising specifically included in the business scope from the local branch of SAIC.

Advertising Airtime

Since the Chinese government imposes strict regulations on TV station/channel ownership and operations, TV home shopping companies can only purchase blocks of airtime for product advertising as opposed to engaging in long-term channel leasing agreements as in some other countries. In addition to regulating TV station ownership, SARFT also sets regulatory standards on the amount of advertising time allowed on TV broadcasting.

Airtime used to broadcast TV home shopping programs is typically considered to be advertising time. Current regulations require that total airtime allocated to advertising on a TV channel not exceed 20% of the total broadcasting hours on a daily basis and not exceed 15% of the broadcasting hours between 19:00 and 21:00. The total airtime of a TV shopping program is limited to 15 minutes per hour except on special shopping channels.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, pharmaceuticals, health and wellness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to pharmaceuticals, medical devices, health and wellness agrochemicals, and veterinary pharmaceuticals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have recently issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. See “Risk Factors—Risks Related to the Regulation of Our Business—Recent governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results.”

Entities whose products are to be advertised, or advertisers, entities offering advertising services such as linking advertisers with TV stations or newspapers, or advertising operators, and disseminators are all required by PRC laws and regulations to ensure that the content of advertising they produce or disseminate is true and in full compliance with applicable laws and regulations. In providing advertising services, advertising operators and disseminators must review the prescribed supporting documents provided by advertisers and verify that the content of advertising complies with applicable laws and regulations. In addition, prior to disseminating advertisements for certain commodities which are subject to government censorship and approval, advertising disseminators are obligated to check the relevant approval documents for those advertisements. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish a correction of the misleading information and criminal punishment. In circumstances involving serious violations, SAIC or its local counterparts may revoke the violator’s licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators, and disseminators may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

In addition, PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to product quality, production, functionality, or other features, through advertising.

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. Moreover, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid products and oxygen generating devices violated the relevant laws by including unapproved content. These violations for the sleeping aid products advertising were considered by SAFD to be a serious violation. The local SAFDs have ordered such advertising to be discontinued for use. See “Risk Factors—Risks Related to the Regulation of Our Business—We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product or service brands and result in reduced net revenues.”

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, and the State Reform and Development Commission.

We receive a portion of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

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prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

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an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

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an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if Acorn International purchases the assets or an equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE and are in the process of registering with Beijing SAFE and Zhuhai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, SAIC, the CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, purports to require offshore SPVs formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, such as our company, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. See “Risk Factors—Risks Relating to China—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001; and

•	The Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital is $1,500,000 divided into 100,000,000 ordinary shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share, and the issued share capital is $695,713.64 divided into 48,979,394 ordinary shares fully paid or credited as fully paid and 20,591,970 preferred shares fully paid or credited as fully paid.

We were incorporated as Acorn International, Inc. in the Cayman Islands on December 20, 2005 as an exempted company with limited liability under the Companies Law (2004 Revision) Cap. 22 of the Cayman Islands, or the Companies Law. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, authorize the issuance of up to 250,000,000 shares, par value $0.01 per share. Immediately following the closing of this offering, our issued share capital will be $896,713.64, consisting of 89,671,364 ordinary shares, par value of $0.01 per share. The following summarizes the terms and provisions of our share capital upon the closing of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read the form of our amended and restated memorandum and articles of association, which are filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person. All business shall be deemed extraordinary that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends, (2) the adoption of our financial statements and reports of directors and auditors thereon, (3) our authority to issue securities not in excess of 20% of the nominal value of our existing issued share capital, (4) our ability to repurchase our securities, (5) the election of directors, (6) the appointment of auditors and other officers, and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

At any general meeting, two shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Voting Arrangements

Our two largest shareholders, SB Asia Investment Fund II L.P. and Robert W. Roche, have each entered into a voting arrangement as of March 30, 2007 and July 6, 2006, respectively, with our chairman and chief executive officer, James Yujun Hu, that grants to Mr. Hu the power to vote 25% of the ordinary shares beneficially owned by each of them on all matters requiring a shareholder vote or consent. For example, since SB Asia Investment Fund II L.P. as of the date of this prospectus, beneficially owned, on an as-converted basis, 20,591,970 ordinary shares, the voting rights attaching to approximately 5,147,993 of these shares (which is equal to 25% of 20,591,970 ordinary shares) will be exercised by James Yujun Hu under this voting arrangement. If SB Asia Investment Fund II L.P. were to transfer 100,000 of its shares to a third party, then the number of ordinary shares to which James Yujun Hu’s voting rights attach would be correspondingly reduced to approximately 5,122,993. Giving effect to these voting rights, and upon the closing of this offering, Mr. Hu will have voting rights with respect to 17.6% of our outstanding shares.

Each of these voting arrangements will terminate upon the earlier to occur of (i) James Yujun Hu ceasing to hold the office of chief executive officer, or (ii) one month after notice in writing by the granting shareholder of its intention to terminate the arrangement.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares with the same rights and privileges.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors or our members in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

(1) all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in paragraph (3) below;

(2) we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(3) we have caused a notice to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice, and the New York Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to an ordinary resolution adopted by our members, but must consist of not less than two directors and not more than nine. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Any director so appointed by the board of directors shall hold office only until our next following annual general meeting and shall then be eligible for re-election. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Our board of directors is divided into different classes, namely Class A Directors, Class B Directors and Class C Directors. At the first annual general meeting after this offering, all Class A Directors shall retire from office and be eligible for re-election. At the second annual general meeting after this offering all Class B Directors shall retire from office and be eligible for re-election. At the third annual general meeting after this offering, all Class C Directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after this offering, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors to so retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Our chief executive officer shall not, while in such office, be subject to retirement or be taken into account in determining the number of directors to retire in any year.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and corporate governance and nominating committee.

History of Securities Issuances and Recent Sale of Secondary Shares

The following is a summary of our securities issuances during the past three years:

Ordinary Shares

On December 29, 2004 and January 6, 2005, we issued 10,000,000 and 36,809,668 ordinary shares, respectively, to James Yujun Hu, D.Y. Capital, Inc., Yue-Teng, Tadashi Nakamura, The Grand Crossing Trust and Acorn Composite Corporation. On June 1, 2005, we redeemed an aggregate 5,873,112 of our ordinary shares from The 2004 Trust for Robert W. Roche’s Descendents, Tadashi Nakamura and Acorn Composite Corporation. On August 20, 2005, we issued 8,042,838 ordinary shares to Yue-Teng. As of the date of this prospectus, we had 48,979,394 ordinary shares outstanding.

Series A Convertible Redeemable Preferred Shares

On January 21, 2005, we issued in a private placement an aggregate of 17,709,815 Series A convertible redeemable preferred shares at a price of $1.98 per share for an aggregate of $35.0 million. We used the proceeds from the Series A private placement primarily to redeem the ordinary shares and capitalize our subsidiaries in China.

Series A-1 Convertible Redeemable Preferred Shares

A warrant issued on January 21, 2005 allowed the holder, SB Asia Investment Fund II L.P., to acquire 2,882,155 of China DRTV’s Series A-1 convertible redeemable preferred shares upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005.

As part of our restructuring in anticipation of our initial public offering, Acorn International, Inc. issued 48,979,393 ordinary shares, 17,709,815 Series A convertible redeemable preferred shares, and 2,882,155 Series A-1 convertible redeemable preferred shares to the existing shareholders of China DRTV in March 2006 in exchange for all shares that these shareholders previously held in China DRTV.

Share Options

See “Management—Equity Incentive Plans.”

Recent Sale of Secondary Shares

On March 23, 2007, HJX Holdings Ltd., which had been 41.8% owned by Guoying Du, our director and vice president, exchanged 2,738,678 of our ordinary shares in return for the remaining 58.2% interest in HJX Holdings Ltd. held by three minority shareholders. Subsequent to this share exchange, HJX Holdings Ltd. and its former shareholders sold 290,739 of our ordinary shares to three individuals for an aggregate purchase price of $1.5 million. Subsequently, on April 1, 2007, twelve of our shareholders, none of whom is a director or executive officer and including two of the individuals who obtained our shares through the share exchange with HJX Holdings Ltd., sold a total of 2,450,000 of our ordinary shares to eight investors for an aggregate purchase price of $12.9 million.

Preferred Shares

Upon the closing of this offering, all our Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares issued or issuable as of the date of this prospectus will convert into an aggregate of 20,591,970 ordinary shares.

Our board is empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by applicable law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by applicable law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares.

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent available, authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013, U.S.A. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and from the SEC’s website (http://www.sec.gov). Please refer to Registration Number 333-142177 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive three ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws of the Cayman Islands and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-shares ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	Ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	Provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	Provide any transfer stamps required by the State of New York or the United States; and

•	Pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Voting Rights Attaching to the Shares” above.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

In the event of voting by a show of hands, each shareholder has one vote irrespective of the number of shares held by such person and the depositary shall vote or cause the custodian to vote all the shares then on deposit in accordance with instructions received from a majority of holders giving voting instructions. In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of record date for the meeting and the depositary shall vote or cause the custodian to vote the shares on deposit in respect of ADSs for which holder of ADSs have timely given voting instructions to the depositary.

If the depositary timely receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote the shares represented by that holder’s ADSs, the depositary will deem the holder to have voted in favor of the items set forth in the voting instructions. If the depositary does not timely receive voting instructions from a holder of ADSs and we have timely provided the depositary with our notice of meeting and related materials, that holder will be deemed, and the depositary will deem that holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by the ADSs at our discretion, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service Fees

Issuance of ADSs

Up to U.S. 5¢ per ADS issued

Cancellation of ADSs

Up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions

Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights

Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs

Up to U.S. 5¢ per share (or share equivalent) held

Depositary Services Fee

Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

Transfer of ADRs

U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Citibank, N.A., as depositary bank, has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:

•	legal fees and expenses;

•	ADS listing fees;

•	investor relations fees and expenses including training and travel expenses for our investor relations staff;

•	mailing and printing fees (i.e. for annual reports and proxy statements); and

•	website and web casting expenses.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary bank by the brokers receiving the newly issued ADSs from the depositary bank and by the brokers delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except to comply with mandatory provisions of law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination, which notice shall fix a date for termination of the deposit agreement.

After the termination and prior to any sale of the securities held on deposit (as described below), you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your

ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (e.g., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

At any time after the date fixed for termination of the deposit agreement, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, expenses and taxes).

After termination, your obligations under the deposit agreement as an ADS holder will continue until your ADSs are presented to the depositary bank for cancellation.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided that it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our amended and restated memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated memorandum and articles of association or in any provisions of securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (e.g., the need to fully collateralize, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have outstanding 7,700,000 ADSs representing approximately 25.8% of our ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent (other than those ADSs sold as part of this offering to Alibaba.com Corporation) will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our application to list our ADSs on the New York Stock Exchange has been approved, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

Each of the selling shareholders, our directors, executive officers and our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. In addition, Alibaba.com Corporation, or Alibaba, has agreed to a similar 180-day lock-up with respect of the ADSs purchased by it in this offering. After the expiration of the 180-day period, Alibaba’s ADSs will be freely tradable. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 0.9 million shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon closing of this offering, the holders of 20,591,970 of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above.

Share Option Plan

As of the date of this prospectus, options to purchase 9,053,026 of our ordinary shares and SARs with respect to 9,120,656 ordinary shares were granted and outstanding. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, Rule 144 volume limitations applicable to our affiliates and other holders of restricted shares and the lock-up agreements.

We intend to file a registration statement under the Securities Act covering a total of 24,133,000 ordinary shares reserved for issuance under our 2006 Equity Incentive Plan. Such registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

TAXATION

The following is a discussion of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from January 10, 2006.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you hold and beneficially own our ADSs and ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of an ADS, you will be treated as the owner of the underlying ordinary shares represented by such ADS.

Prospective purchasers are urged to consult with your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs and ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ADSs and ordinary shares

We do not anticipate paying dividends on our ordinary shares, or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares will be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions until taxable years beginning after December 31, 2010) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and other dispositions of ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs and ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs and ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs and ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs and ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized until taxable years beginning after December 31, 2010). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we are a Passive Foreign Investment Company or “PFIC” in any taxable year in which you hold our ADSs and ordinary shares, as a U.S. Holder, you would be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (a) the average percentage value of our gross assets (tested on a quarterly basis) that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

We operate an active direct sales and wholesale distribution business in China and do not expect to be a PFIC for the taxable year 2007. Our expectation is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC, you would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs and ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs and ordinary shares. Distributions in respect of your ADSs and ordinary shares during a taxable year would constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs and ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs and ordinary shares” section above.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and Shares provided our ADSs and ordinary shares are “marketable.” Our ADSs and ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs and ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then be required to include in gross income for any taxable year (a) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (b) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of those ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement entered into in connection with this offering, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below.

Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,465,000
Deutsche Bank Securities Inc.	3,080,000
CIBC World Markets Corp.	1,155,000

Total	7,700,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of $0.65 per ADS under the initial public offering price. Any underwriter may allow, and such dealer may reallow, a concession not in excess of $0.10 per ADS to other underwriters or to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to an aggregate of 1,155,000 additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less underwriters’ discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be $137.3 million, the total underwriting discounts and commissions would be $9.6 million, the net proceeds to us would be $109.1 million (after deducting the estimated offering expenses payable by us), and the net proceeds to the selling shareholders would be $14.4 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
Underwriting Discounts and Commissions To Be Paid by	No Exercise	Full Exercise	No Exercise	Full Exercise
Acorn International, Inc.	$1.085	$1.085	$7,269,500	$8,522,675
Selling shareholders	$1.085	$1.085	$1,085,000	$1,085,000

The expenses of this offering to be paid by us, not including underwriting discounts and commissions, are estimated to be approximately $4.2 million, including up to $370,000 of the costs and expenses incurred by the underwriters in connection with this offering that we have agreed to reimburse. Such reimbursement is deemed to be underwriting compensation by the NASD.

The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Our application to list our ADSs on the New York Stock Exchange under the symbol “ATV” has been approved. In connection with the listing of the ADSs on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners. We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect;

•

enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs whether any transaction described in this bullet point or the first bullet point above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise;

•

file with the SEC a registration statement under the Securities Act relating to any additional ordinary shares or ADSs or securities convertible into or exchangeable or exerciseable for such ordinary shares or ADSs (other than a registration on Form S-8 in connection with stock options and SARs issuable under our 2006 Equity Incentive Plan); or

•	publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•	the issuance of ordinary shares or ADSs or the grant of options or SARs to purchase ordinary shares under our equity incentive plan; and

•

the issuance by us of ordinary shares or ADSs upon the exercise of an option, an SAR or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of the selling shareholders, our directors, executive officers and our other existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect;

•

enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs whether any transaction described in this bullet point or the first bullet point above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•	the automatic conversion of our series A and series A-1 convertible redeemable preferred shares upon closing of the offering of the ADSs;

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of ordinary shares or ADSs, including to immediate family members, trusts, partners, controlled affiliates or bona fide donees.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our selling shareholders, directors, executive officers and other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format will be made available on the website maintained by one or more of the underwriters of this offering and may also be made available on websites maintained by other underwriters. One or more of the underwriters may distribute prospectuses electronically. Neither we nor the underwriters will rely on third-party providers to comply with the prospectus delivery requirements. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, our affiliates and employees, for which they receive customary fees and commissions.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

At our request, the underwriters have reserved for sale at the initial public offering price 385,000 ADSs being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The sale to these persons is being made by Deutsche Bank Securities Inc. pursuant to a directed share program.

Subject to completion of the offering, Alibaba.com Corporation, or Alibaba, has agreed to purchase, and the underwriters have agreed to sell, 645,160 ADSs. Such sale is being made on the same terms as the other ADSs being offered in this offering and pursuant to and in reliance upon Regulation S of the Securities Act. Alibaba has agreed that it will not transfer or dispose of, directly or indirectly, any such ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, 250 Vesey Street, New York, NY 10080. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005. The address of CIBC World Markets Corp. is 300 Madison Avenue, New York, NY 10017.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

The ADSs are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada.    Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore.    This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

People’s Republic of China.    Each underwriter will be deemed to have represented and agreed that it has not and will not circulate or distribute this prospectus in the PRC and it has not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	$3,939
New York Stock Exchange listing fee	80,004
National Association of Securities Dealers, Inc. filing fee	4,825
Printing and engraving expenses	1,000,000
Legal fees and expenses	1,550,000
Accounting fees and expenses	530,000
Miscellaneous	1,070,000

Total	$4,238,768

LEGAL MATTERS

We are being represented by O’Melveny & Myers LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters of United States federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers, Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Commerce & Finance Law Offices. Conyers, Dill & Pearman and O’Melveny & Myers LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated combined financial statements included in this prospectus and related financial statement schedules included elsewhere in the registration statement for Acorn International, Inc. have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov. The information on that website is not a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with US GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated combined balance sheets of Acorn International, Inc. and its subsidiaries (the “Group”) as of December 31, 2004, 2005 and 2006, the related consolidated combined statements of operations, shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2004, 2005 and 2006 and the related financial statement schedules. These financial statements and related financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated combined financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries as of December 31, 2004, 2005 and 2006 and results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

February 15, 2007

ACORN INTERNATIONAL, INC.

CONSOLIDATED COMBINED BALANCE SHEETS

(In US dollars, except share data)

	2004	2005	2006	2006
				Pro forma
				(Unaudited)
				(Note 2)
Assets
Current assets:
Cash and cash equivalents	$16,644,946	$35,385,732	$40,744,405	$40,744,405
Restricted cash	540,929	4,335,552	449,830	449,830
Marketable securities	520,066	359,847	3,302,384	3,302,384
Accounts receivable, net of allowance for doubtful accounts of $510,009, $578,660 and $508,829 as of December 31, 2004, 2005 and 2006, respectively	9,682,303	8,727,097	11,714,838	11,714,838
Inventory	1,425,561	5,475,738	7,814,702	7,814,702
Prepaid advertising expenses	4,902,649	20,089,940	25,383,550	25,383,550
Other prepaid expenses and current assets	2,965,230	8,503,005	10,666,652	10,666,652
Deferred tax assets	—	61,350	225,039	225,039

Total current assets	36,681,684	82,938,261	100,301,400	100,301,400

Property and equipment, net	3,075,590	4,352,970	5,157,156	5,157,156
Acquired intangible assets, net	104,393	5,508,855	5,101,567	5,101,567
Goodwill	—	7,571,865	7,571,865	7,571,865
Other long-term assets	—	—	567,338	567,338

Total assets	$39,861,667	$100,371,951	$118,699,326	$118,699,326

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Short-term bank loans	$724,944	$247,825	$—	$—
Accounts payable	1,408,850	4,622,267	3,683,573	3,683,573
Accrued expenses and other current liabilities	4,371,275	6,199,102	7,124,807	7,124,807
Notes payable	1,786,987	755,867	—	—
Income taxes payable	274,191	705,279	181,606	181,606
Dividend payable	5,280,000	—	—	—
Deferred revenue	—	—	4,193,295	4,193,295

Total current liabilities	13,846,247	12,530,340	15,183,281	15,183,281
Other long-term liabilities	125,018	38,850	—	—

Total liabilities	13,971,265	12,569,190	15,183,281	15,183,281

Commitments and contingencies (Note 20)
Minority interest	3,089,944	845,402	1,437,796	1,437,796

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized and nil, 17,709,815 and 17,709,815 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively) (liquidation value $35,000,000)	—	31,834,299	31,995,699	—
Series A-1 convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized and nil, 2,882,155 and 2,882,155 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively) (liquidation value $8,000,000)	—	18,865,724	18,865,724	—
Shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000, 100,000,000 and 100,000,000 shares authorized as of December 31, 2004, 2005 and 2006, respectively; 46,809,668, 48,979,394 and 48,979,394 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively; 69,571,364 shares issued and outstanding on a pro forma basis (unaudited))	100,000	489,794	489,794	695,714
Additional paid-in capital	2,537,780	28,841,455	35,902,165	86,557,668
Subscription receivable	—	(9,657,575)	(9,289,478)	(9,289,478)
Deferred share-based compensation	—	(1,612,232)	—	—
Retained earnings	20,169,969	17,301,080	21,084,593	21,084,593
Accumulated other comprehensive income (loss)	(7,291)	894,814	3,029,752	3,029,752

Total shareholders’ equity	22,800,458	36,257,336	51,216,826	102,078,249

Total liabilities, mezzanine equity and shareholders’ equity	$39,861,667	$100,371,951	$118,699,326	$118,699,326

The accompanying notes are an integral part of these consolidated combined financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2004	2005	2006
Revenues:
Direct sales, net	$52,037,704	$76,827,627	$107,410,669
Distribution sales, net	43,022,247	93,511,955	89,087,622

Total revenues, net	95,059,951	170,339,582	196,498,291
Cost of revenues:
Direct sales	16,826,268	26,645,747	32,013,171
Distribution sales	19,278,929	43,566,191	41,260,186

Total cost of revenues	36,105,197	70,211,938	73,273,357

Gross profit	58,954,754	100,127,644	123,224,934

Operating income (expenses):
Advertising expenses	(27,903,089)	(55,563,695)	(76,549,338)
Other selling and marketing expenses	(7,696,651)	(13,734,513)	(21,022,624)
General and administrative expenses	(6,125,608)	(12,339,884)	(27,114,841)
Other operating income, net	498,532	1,552,900	3,105,197

Total operating income (expenses)	(41,226,816)	(80,085,192)	(121,581,606)

Income from operations	17,727,938	20,042,452	1,643,328

Other income (expenses):
Interest expenses	(41,185)	(14,055)	(14,277)
Other income (expenses), net	(9,036)	587,712	2,181,038
Change in fair value in warrant liability	—	(10,058,721)	—

Total other income (expenses)	(50,221)	(9,485,064)	2,166,761

Income before income taxes and minority interest	17,677,717	10,557,388	3,810,089

Income tax expenses (benefits): (Note 13)
Current	570,915	831,099	232,709
Deferred	—	(61,350)	(160,427)
Taxes refund	—	—	(768,290)

Total income tax expenses (benefits)	570,915	769,749	(696,008)

Net income after income taxes and before minority interest	17,106,802	9,787,639	4,506,097
Minority interest	(2,614,460)	(1,756,109)	(561,184)

Net income	14,492,342	8,031,530	3,944,913
Deemed dividend on Series A convertible redeemable preferred shares	—	(161,400)	(161,400)

Income attributable to holders of ordinary shares	$14,492,342	$7,870,130	$3,783,513

Income per share—basic ordinary shares	$0.31	$0.13	$0.05

Income per share—basic preferred shares	$—	$0.14	$0.06

Income per share—diluted	$0.31	$0.12	$0.05

Shares used in calculating basic income per share—ordinary shares	46,809,668	45,814,725	48,979,394

Shares used in calculating basic income per share—preferred shares	—	16,770,999	20,591,970

Shares used in calculating diluted income per share	46,809,668	48,645,299	53,607,999

Dividends declared per ordinary share	$0.17	$0.02	$—

Includes share-based compensation related to:
Other selling and marketing	$—	$167,874	$740,966
General and administrative	—	2,168,500	7,931,976

The accompanying notes are an integral part of these consolidated combined financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In US dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Deferred share-based compensation	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income

	Shares	Amount
Balance at January 1, 2004	46,809,668	$—	$2,489,194	$—	$—	$13,468,351	$564	$15,958,109
Cash injection as additional paid-in capital	—	—	48,586	—	—	—	—	48,586
Issuance of ordinary shares to incorporate China DRTV	—	100,000	—	—	—	—	—	100,000
Dividends to shareholders	—	—	—	—	—	(7,790,724)	—	(7,790,724)
Foreign currency translation adjustments	—	—	—	—	—	—	(7,855)	(7,855)	$(7,855)
Net income	—	—	—	—	—	14,492,342	—	14,492,342	14,492,342

Balance at December 31, 2004	46,809,668	$100,000	$2,537,780	$—	$—	$20,169,969	$(7,291)	$22,800,458	$14,484,487

Recapitalization in connection with Restructuring	—	368,097	—	(368,097)	—	—	—	—
Issuance of ordinary shares in connection with the acquisition of Shanghai HJX	8,042,838	80,428	22,355,069	(9,289,478)	—	—	—	13,146,019
Redemption of ordinary shares	(5,873,112)	(58,731)	—	—	—	(9,661,269)	—	(9,720,000)
Dividends to shareholders	—	—	—	—	—	(1,077,750)	—	(1,077,750)
Deferred share-based compensation	—	—	3,948,606	—	(3,948,606)	—	—	—
Amortization of share-based compensation expenses	—	—	—	—	2,336,374	—	—	2,336,374
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	902,105	902,105	$902,105
Net income	—	—	—	—	—	8,031,530	—	8,031,530	8,031,530

Balance at December 31, 2005	48,979,394	$489,794	$28,841,455	$(9,657,575)	$(1,612,232)	$17,301,080	$894,814	$36,257,336	$8,933,635

Adjustment for adoption of SFAS 123-R	—	—	(1,612,232)	—	1,612,232	—	—	—
Amortization of share-based compensation expenses	—	—	8,672,942	—	—	—	—	8,672,942
Collection of subscription receivable	—	—	—	368,097	—	—	—	368,097
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	2,134,938	2,134,938	$2,134,938
Net income	—	—	—	—	—	3,944,913	—	3,944,913	3,944,913

Balance at December 31, 2006	48,979,394	$489,794	$35,902,165	$(9,289,478)	$—	$21,084,593	$3,029,752	$51,216,826	$6,079,851

The accompanying notes are an integral part of these consolidated combined financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED COMBINED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the year ended December 31,
	2004	2005	2006
Operating activities:
Income attributable to holders of ordinary shares	$14,492,342	$7,870,130	$3,783,513
Deemed dividend on Series A convertible redeemable preferred shares	—	161,400	161,400

Net income	14,492,342	8,031,530	3,944,913
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,614,460	1,756,109	561,184
Write-off of advance to a supplier	—	—	946,452
Share-based compensation	—	2,336,374	8,672,942
Change in fair value in warrant liability	—	10,058,721	—
Depreciation and amortization	443,455	930,089	1,521,986
Loss on disposal of equipment	—	—	15,862
Gross realized (gain) loss from sales of marketable securities	(17,571)	196,003	(8,435)
Unrealized (gain) loss on marketable securities	225,335	11,727	(875,734)
Changes in operating assets and liabilities:
Purchase of marketable securities	(120,824)	(371,738)	(2,067,522)
Proceeds from sales of marketable securities	210,889	337,521	37,969
Accounts receivable, net	(4,876,000)	955,206	(2,987,741)
Inventory	136,272	(4,050,177)	(2,338,964)
Prepaid advertising expenses	(3,077,821)	(15,187,291)	(5,293,610)
Other prepaid expenses and current assets	(986,574)	(6,615,525)	(3,506,071)
Deferred tax assets	—	(61,350)	(163,689)
Accounts payable	(27,771)	3,213,417	(938,694)
Accrued expenses and other current liabilities	694,860	1,827,827	925,705
Notes payable	941,239	(1,031,120)	(755,867)
Income taxes payable	82,451	431,088	(523,673)
Deferred revenue	—	—	4,193,295

Net cash provided by operating activities	$10,734,742	$2,768,411	$1,360,308

Investing activities:
Purchase of property and equipment	(2,291,616)	(1,820,073)	(1,671,087)
Purchase of other long-term assets	—	—	(167,361)
Cash paid for deposits for future investments in equity investments	(352,823)	—	—
Refund from deposits for future investments in equity investments	—	1,077,750	—
Decrease (Increase) in restricted cash	(184,492)	(3,794,623)	3,885,722
Acquisition of additional interest in Shanghai HJX	—	(3,662,828)	—
Purchase of acquired intangible assets	(9,785)	(136,415)	(95,257)

Net cash provided by (used in) investing activities	$(2,838,716)	$(8,336,189)	$1,952,017

Financing activities:
Proceeds from short-term bank loans	966,592	247,825	250,138
Repayment of short-term bank loans	(483,290)	(724,944)	(497,963)
Proceeds from long-term borrowings	125,018	—	—
Repayment of long-term borrowings	—	(86,168)	(38,850)
Dividends paid	(2,510,724)	(6,357,750)	—
Capital contribution by minority shareholders	2,972	155,692	—
Distribution to minority shareholders	—	(463,206)	—
Payment for redemption of ordinary shares	—	(9,720,000)	—
Proceeds from issuance of Series A convertible redeemable preferred shares (net of issuance cost of $2,520,098)	—	32,479,902	—
Proceeds from exercise of warrants	—	8,000,000	—
Collection of subscription receivable	—	—	368,097
Issuance of registered capital and ordinary shares	148,586	—	—

Net cash provided by (used in) financing activities	$(1,750,846)	$23,531,351	$81,422

Effect of exchange rate changes	$(7,874)	$777,213	$1,964,926

Net increase in cash and cash equivalents	$6,137,306	$18,740,786	$5,358,673
Cash and cash equivalents at the beginning of the period	10,507,640	16,644,946	35,385,732

Cash and cash equivalents at the end of the period	$16,644,946	$35,385,732	$40,744,405

Supplemental disclosure of cash flow information:
Income taxes paid	$488,464	$191,058	$736,122

Interest paid	$41,185	$14,055	$14,278

Non-cash financing activities:
Dividends payable	$5,280,000	$—	$—

Subscription receivable	$—	$9,657,575	$—

Acquisition of minority shareholdings:
Fair value of ordinary shares issued		$22,435,497
Subscription receivable		(9,289,478)
Cash consideration		3,662,828

Assets acquired (including intangible assets of $5,574,154 and goodwill of $7,571,865)		$16,808,847

The accompanying notes are an integral part of these consolidated combined financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities

Prior to January 1, 2005, the business operated through the following three entities which were each owned by the same shareholders with identical shareholdings (with a limited exception): Shanghai Acorn Network Co., Ltd., Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Trade and Development Co., Ltd. (the three entities collectively referred to as the “Combined Entities”). On March 4, 2004 the same shareholders formed China DRTV, Inc. (“China DRTV”) with identical shareholdings as the Combined Entities.

Entities under common management	Percentage of ownership	Date of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998
Shanghai Acorn Trade and Development Co., Ltd. (“Shanghai Trade”)	100%	April 11, 2000
Shanghai Acorn Network Co., Ltd. (“Shanghai Acorn”)	100%	April 13, 2000

Details of the Combined Entities’ subsidiaries, which are all registered in the People’s Republic of China (“PRC”) are as follows:

Name of subsidiaries	Percentage of ownership	Date of incorporation
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	December 6, 2000
Shanghai Acorn Bio-products Co., Ltd. (“Shanghai Bio”)	51%	March 17, 2003
Shanghai Acorn Bio-tech Development Co., Ltd. (“Shanghai Bio-tech”)	51%	August 28, 2003
Shanghai Acorn HJX Digital Technology Co., Ltd. (“Shanghai Acorn HJX”)	51%	December 12, 2003
Shanghai Acorn HJX Trade and Development Co., Ltd. (“Shanghai HJX Trade”)	51%	April 13, 2004

In 2004, China DRTV formed four subsidiaries and two consolidated variable interest entities (“VIE”) in the PRC. China DRTV consolidated the ownership of the Combined Entities, its subsidiaries and the VIEs, through which China DRTV’s business was then being conducted (the “Restructuring”). As part of the Restructuring, each of the Combined Entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and VIEs by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the Combined Entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) only certain of Beijing Acorn’s assets were transferred to two of China DRTV’s subsidiaries, after which the shareholders of Beijing Acorn transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV consolidated VIE. Commencing on January 1, 2005, the business was conducted through China DRTV and its five subsidiaries and three VIEs. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business has been liquidated.

In 2006, the same shareholders of China DRTV reorganized into Acorn International, Inc. (“Acorn International”), a Cayman Islands entity formed on December 20, 2005. The reorganization was effected by means of a share exchange in which all of China DRTV’s shareholders exchanged all their China DRTV shares for identical shares of Acorn International, with China DRTV becoming a wholly-owned subsidiary of Acorn International.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities — (Continued)

In substance, the Combined Entities were reorganized into China DRTV, which has been reorganized into Acorn International. Accordingly, the Group’s financial statements are prepared by including the financial statements of the Combined Entities through December 31, 2004, and as of and for the year ended December 31, 2005, the Group’s consolidated combined financial statements include China DRTV and its subsidiaries and VIEs. As of and for the year ended December 31, 2006, the Group’s consolidated combined financial statements include Acorn International, China DRTV and its subsidiaries and VIEs.

The subsidiaries and consolidated variable interest entities of China DRTV are as follows:

Name of subsidiaries and variable interest entities	Percentage of ownership as of December 31, 2006	Date of incorporation
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. (“Shanghai An-Nai-Chi”)	51%	August 23, 2004
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004
Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”)	51%	December 23, 2005
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004

PRC law restricts foreign ownership of entities engaged in various activities in China including commercial trading and advertising businesses in China. For China DRTV to comply with these post-restructuring restrictions, the three VIEs (Shanghai Network, Beijing Acorn and Shanghai Advertising) acquired the two related commercial trading licenses and the related advertising license and certain related assets in the Restructuring, and China DRTV now conducts its commercial trading and advertising activities through the VIEs. The VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), China DRTV’s president, and He Chenghong (or David Chenghong He), an executive officer since 2000. China DRTV has entered into various agreements with the VIEs, including the use of trademarks of the Group and exclusive service agreement, entitling China DRTV to receive service fees based on the services provided. In addition, China DRTV has been assigned all voting rights by the owners of the VIEs through an agreement valid indefinitely, which cannot be amended or terminated except by written consent of all parties.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities — (Continued)

Through the above arrangements, under the requirements of Financial Accounting Standard Board (“FASB”) International No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN46(R)”), Shanghai Network, Beijing Acorn and Shanghai Advertising have become the variable interest entities of China DRTV.

Finally, China DRTV has the option to acquire all the equity interests of the VIEs once PRC laws permit.

China DRTV holds all the variable interests of the VIEs and has been determined to be most closely associated with the VIEs. Therefore, China DRTV is the primary beneficiary of the VIEs. Accordingly, the financial statements of Shanghai Network, Beijing Acorn and Shanghai Advertising have been consolidated with China DRTV as its subsidiaries since they were established.

Acorn International, China DRTV and all of its subsidiaries and variable interest entities are collectively referred to as the “Group”.

2.     Summary of principal accounting policies

(a)    Basis of presentation

The consolidated combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated combined financial statements reflect the operations of the Combined Entities and their subsidiaries through December 31, 2004 and the Group’s consolidated combined operations thereafter.

(b)    Basis of consolidation

The consolidated combined financial statements include the financial statements of the Group, its majority-owned subsidiaries and VIEs. All intercompany transactions and balances are eliminated upon consolidation.

(c)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful amounts, useful lives and impairment for long-lived assets and goodwill, assumptions related to the valuation of share-based compensation and related forfeiture rates and valuation of deferred tax assets.

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(e)    Restricted cash

Under the notes payable arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted. These balances related to the notes payable are reflected as restricted cash in the balance sheet and amounted to $540,929, $270,749 and $449,830 as of December 31, 2004, 2005 and 2006, respectively.

The restricted cash also included the amount of $4,064,803 and nil as of December 31, 2005 and 2006, respectively, which represented a cash deposit under the Combined Entities and their subsidiaries. The cash was fully withdrawn by the Group after the liquidation process of the Combined Entities and their subsidiaries was completed.

(f)    Marketable securities

The Group classifies securities that are bought and held principally for the purpose of selling them in the near term as marketable securities. They are recorded at fair market value, with unrealized gains and losses recognized in the consolidated combined statements of operations.

(g)    Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted average method.

Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

(h)    Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Estimated useful lives

Buildings	20 years

Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Machineries	10 years

Computers and office equipment	5 years

Vehicles	5 years

(i)    Acquired intangible assets, net

Acquired intangible assets, which consist primarily of patents, trademarks, know-how, distribution network and website, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 2 to 15 years.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(j)    Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(k)    Goodwill

SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

No event had occurred as of December 31, 2006 that reduced the fair value of the Group’s reporting unit below the goodwill and intangible assets carrying amounts.

The changes in the carrying amount of goodwill allocated by segments for the years ended December 31, 2005 and 2006 were as follows:

	Direct sales	Distribution sales	Total
Balance as of January 1, 2005	$—	$—	$—
Goodwill acquired during the year	1,481,777	6,090,088	7,571,865

Balance as of December 31, 2005	$1,481,777	$6,090,088	$7,571,865

Goodwill acquired during the year	—	—	—

Balance as of December 31, 2006	$1,481,777	$6,090,088	$7,571,865

(l)    Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms such as catalogue sales, outbound calls and direct sales through print media and radio. Revenues from sales of products are recognized once the products are delivered to and accepted by the customers.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(l)    Revenue recognition — (Continued)

Direct sales, net — (Continued)

Under marketing services arrangements, the Group provides a TV direct sales marketing plan, the related TV advertising time and call center support to third parties for a fixed fee. Marketing services revenues are recognized ratably over the contractual period of the arrangements. The related costs, including TV advertising expenses, are classified as corresponding costs of direct sales net revenues.

Under joint sales arrangements, the Group generates direct sales net revenues from the sales of products and also receives payments from the joint sales partners based on sales of the featured products through the joint sales partners’ own distribution channels. These payments are classified as a reduction to cost of direct sales via a reduction in the purchase price of the products purchased by the Group from the joint sales partners.

Prior to 2006, the Group conducted promotional activities of direct sales, primarily through the use of cash coupon discounts. In 2006, the Group introduced the membership-based loyalty program which includes membership points. All such costs are netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points.

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. Direct sales net revenues for 2004, 2005 and 2006 reflected actual information received from EMS and local delivery companies to ensure the Group did not recognized revenue on unsuccessful deliveries. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

Direct sales net revenues for 2004, 2005 and 2006 have been adjusted based on actual product return experience. In future interim periods, as the Group reports revenues it will estimate the amount of sales returns based on the historical trend of product returns, current economic trends including market acceptance of new and existing products and other delivery and return information available from EMS and local delivery companies.

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were insignificant. Accordingly, the Group records the revenue when products are delivered to and accepted by the distributors as there are no future remaining obligations.

Depending on the reporting periods, the Group’s featured products lines include English learning devices, digital consumer electronics, health or wellness product categories. The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of returns and current economic trends including market acceptance of new and existing products. In 2004, 2005 and 2006 the product returns and warranty replacements were insignificant.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(l)    Revenue recognition — (Continued)

Software revenue recognition

In 2006, the Group generated revenue from annual subscription fees from subscribers for the Group’s stock tracking software which includes access to the Group’s initial software CD containing data analysis tools and services. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber’s account and provide the subscriber with the access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, the subscribers can register for an additional one year renewal. Because the data services are essential to the functionality of the software analysis tools, the Group recognizes revenue ratably over the one-year subscription period. For the year ended December 31, 2006, the Group recognized $4,654,020 in relation to subscription fees and the deferred revenue balance was $4,193,295 as of December 31, 2006.

The Group presented revenue net of sales taxes incurred. The sales taxes amounted to $157,776, $237,228 and $712,918 for the years ended December 31, 2004, 2005 and 2006, respectively. Before subtracting the sales taxes, the gross direct sales were $52,098,653, $76,977,012 and $108,042,332 and the gross distribution sales were $43,119,074, $93,599,798 and $89,168,877, for the years ended December 31, 2004, 2005 and 2006, respectively.

(m)    Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated combined statements of operations. Shipping and handling costs were $2,628,555, $4,937,635 and $4,726,041 for the years ended December 31, 2004, 2005 and 2006, respectively.

(n)    Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated combined statements of operations on a straight-line basis over the lease periods.

(o)    Advertising costs

The Group records cash advances to the advertising companies as prepaid advertising expenses in the consolidated combined balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(p)    Foreign currency translation

The functional currency and reporting currency of Acorn International and China DRTV are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the consolidated combined statements of operations.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(p)    Foreign currency translation — (Continued)

The financial records of the Group’s subsidiaries and its variable interest entities are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of other comprehensive income (loss) in the statement of shareholders’ equity.

The aggregated gains through foreign currency transactions were nil, $326,483 and $320,494 in 2004, 2005 and 2006, respectively.

(q)    Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(r)    Government subsidies

The Group receives unrestricted government subsidies from local governmental agencies for certain taxes paid by the Group which include value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated combined statements of operations.

The government subsidies in 2004, 2005 and 2006 were $72,627, $1,092,854 and $2,531,557, respectively.

(s)    Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income and foreign currency translation adjustments. Comprehensive income is reported in the statement of shareholders’ equity.

(t)    Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of accounts receivable.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group mainly engaged EMS to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. As of December 31, 2004, 2005 and 2006, accounts receivables from EMS were $6,844,892, $5,869,440 and $7,771,501, respectively. These amounts represented 70.69%, 67.26% and 66.34% of the total accounts receivables as of December 31, 2004, 2005 and 2006, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(u)    Fair value of financial instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivables, other prepaid expenses and current assets, accounts payable, accrued expenses and other current liabilities, notes payable, and short-term bank loans approximate their fair values due to the short-term nature of these instruments.

(v)    Share-based compensation

Effective January 1, 2006 the Group adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123-R

Prior to the adoption of SFAS 123-R, the Group provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”).

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(v)    Share-based compensation — (Continued)

Periods prior to the adoption of SFAS 123-R — (Continued)

The following table illustrates the effect on net income and income per share as if the Group had applied the fair value recognition provisions of SFAS 123-R to options granted prior to the adoption of SFAS 123-R. For purposes of this pro forma disclosure the value of the options was estimated using a Black-Scholes-Merton (“BSM”) option-pricing formula and amortized on a straight-line basis over the respective vesting periods of the awards.

2005
Net income, as reported	$8,031,530
Add: Share-based compensation as reported	2,336,374
Less: Share-based compensation determined using the fair value method	(7,342,168)

Pro forma net income	3,025,736
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)

Pro forma income attributable to holders of ordinary shares	$2,864,336

Basic income per share—ordinary shares:
As reported	$0.13

Pro forma	$0.05

Basic income per share—preferred shares:
As reported	$0.14

Pro forma	$0.06

Diluted income per share:
As reported	$0.12

Pro forma	$0.04

The fair value of each option granted was estimated on the date of grant using the BSM option-pricing formula with the following assumptions used for grants during the applicable period.

2005
Average risk-free rate of return	4.73% - 5.22%
Weighted average expected option life	5.00 years- 5.56 years
Volatility rate	48.74% - 57.10%
Dividend yield	1.10% - 2.10%

Prior to 2005, the Group did not grant share options to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

Adoption of SFAS 123-R

Effective in 2006, the Group recorded share-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123-R. Results for prior periods have not been restated.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(v)    Share-based compensation — (Continued)

Adoption of SFAS 123-R — (Continued)

As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not material.

(w)    Income per share

The Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share, income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For 2005 and 2006, the application of the two-class method was more dilutive than the if-converted method. The Group has excluded the stock appreciation rights (“SARs”) outstanding of 1,580,000 as of December 31, 2006 from the diluted income per share as these SARs are only vested upon the satisfaction of certain performance targets.

Prior to 2005, the Group did not have any dilutive securities.

As a result of the recapitalization that occurred in 2005 and the issuances of the nominal shares in 2004 and 2005, the outstanding ordinary shares have been retroactively restated to 46,809,668 shares in the denominator for 2004.

(x)    Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Group is currently evaluating the impact, if any, of this statement on the consolidated combined financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition,

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(x)    Recently issued accounting standards — (Continued)

classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating the interpretation to determine the effect on its financial statements and related disclosures.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating the impact, if any, of this statement on its consolidated combined financial statements and related disclosures.

(y)    Unaudited pro forma information

The pro forma balance sheet information as of December 31, 2006 (unaudited) assumes the conversion upon completion of the initial public offering of all convertible redeemable preferred shares outstanding as of December 31, 2006 into ordinary shares.

(z)    Unaudited pro forma net income per share

Pro forma basic and diluted income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible redeemable preferred shares.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies — (Continued)

(z)    Unaudited pro forma net income per share — (Continued)

The pro forma income per share data give effect to the automatic conversion of the Group’s outstanding Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares into 20,591,970 ordinary shares upon closing of the planned initial public offering and is calculated as follows:

2006
Income attributable to holders of ordinary shares, as reported	$3,783,513
Add: Deemed dividend on Series A convertible redeemable preferred shares	161,400

Net income, as reported	$3,944,913

Pro forma net income (unaudited)	$3,944,913

Pro forma income attributable to holders of ordinary shares (unaudited)	$3,944,913

Shares used in calculating basic income per share:
As reported	48,979,394
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted basis (unaudited)	69,571,364

Pro forma basic income per share on an as-converted basis (unaudited):	$0.06

Shares used in calculating diluted income per share:
As reported	53,607,999
Add: Series A and Series A-1 convertible redeemable shares (unaudited)	20,591,970

Pro forma on an as-converted (unaudited)	74,199,969

Pro forma diluted income per share on an as-converted basis (unaudited):	$0.05

3.    Acquisition

The Group increased its existing ownership of Shanghai HJX from 51% to 100% by entering into agreements on June 30, 2005 to acquire the 49% minority interest of Shanghai HJX in exchange for cash of $3,662,828. In connection with the transfer of the minority interest, the minority equity holders negotiated a separate right to acquire from the Group 8,042,838 ordinary shares (the “Shares”) having a fair value of $2.79 per ordinary share, or $22,435,497 in the aggregate, which was determined by a retrospective valuation performed by an unrelated third party, in exchange for a $9,289,478 subscription receivable with a related promissory note. The parties intended that the Shares represent approximately 10% of the Group’s fully diluted common stock after giving effect to the transaction. These events were deemed for acquisition accounting purposes to be part of the same transaction. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange (“SAFE”) authority prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, the Group agreed to issue the Shares to an intermediary company Yue-Teng, Inc. (“Yue-Teng”) in exchange for a promissory note equal to $9,289,478. At the time of that agreement, Yue-Teng and the Group also entered into an agreement with Guoying Du (one of the largest holders of the minority equity interest and an executive officer of the Group) pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the Shares from

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

3.     Acquisition — (Continued)

Yue-Teng in exchange for a promissory note of $9,289,478 once permitted by PRC law. The note from Yue-Teng to China DRTV was payable in seven equal annual installments beginning two months after Yue-Teng received the required opinion from PRC counsel, with interest payable at 5% per annum on amounts due and unpaid. Following changes in PRC law permitting the minority equity holders to acquire the Shares, Guoying Du and the former Shanghai HJX minority equity holders formed a BVI company, HJX Holdings Ltd., and another individual, who is a family member of Guoying Du, formed another BVI company, DHM Capital Ltd. In March 2006, the Shares were transferred to HJX Holdings Ltd. and DHM Capital Ltd. and the Group received a promissory note from HJX Holdings Ltd. in respect of the $9,289,478 subscription receivable. At that time, the promissory note from Yue-Teng to China DRTV was canceled. Given the nature of the negotiations and value of the Shares relative to the subscription receivable, the Group anticipated as of June 30, 2005 that the minority equity holders would acquire the Shares. The promissory note for the outstanding subscription receivable is payable in full in connection with the Group’s planned initial public offering.

The Group’s primary business reasons for acquiring Shanghai HJX was to capture the full potential profit opportunities of electronic English learning devices (i.e. the Ozing, HJX product line), in particular in the areas of marketing, brand and distributor management, to further enhance the Group’s distribution platform and to acquire Shanghai HJX’s research and development capabilities.

The aggregate purchase price of $16,808,847 was comprised of the following:

Cash consideration	$3,662,828
Fair value of the ordinary shares issued	22,435,497
Subscription receivable	(9,289,478)

Total consideration	$16,808,847

The purchase price was allocated as follows:

		Amortization Period
Tangible assets owned by minority shareholders	$4,301,623
Liabilities incurred by minority shareholders	(638,795)
Intangible assets:
Distribution network	3,425,945	12 years
Trademark	2,122,041	15 years
Backlog	24,984	1 month
Website	1,184	2 years
Goodwill	7,571,865	N/A

Total	$16,808,847

The valuation of the distribution network was based on the excess earnings method, a method within the income approach whereby the value of an intangible asset was captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings approach explicitly recognizes that the current value of an

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

3.     Acquisition — (Continued)

investment is premised upon the expected receipt of future economic benefits. In the appraisal of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

The valuation of the trademark was based on the relief from royalty method whereby an asset is valued based upon the after-tax cash flow saving accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present worth of future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset.

Pro forma (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2004 and 2005 assuming that the acquisition occurred as of January 1, 2004 and 2005. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2004 and 2005.

	Pro forma years ended
	December 31, 2004	December 31, 2005
	(unaudited)	(unaudited)
Revenues	$95,059,951	$170,339,582
Income attributable to holders of ordinary shares	$14,039,810	$9,676,050
Income per share:
Basic—ordinary shares	$0.30	$0.15

Basic—preferred shares	$—	$0.16

Diluted	$0.30	$0.15

4.    Marketable securities

The Group’s marketable securities were equity shares and were carried at their fair value based on the quoted market prices of the securities as of December 31, 2004, 2005 and 2006. Net realized and unrealized gains and losses on marketable securities were included as part of other income in the consolidated combined statements of operations. For purpose of determining realized gains and losses, the cost of the securities sold is based on specific identification by security.

The cost and fair value of the marketable securities as of December 31, 2004, 2005 and 2006 are as follows:

	December 31,
	2004		2005		2006
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Equity shares	$845,768	$520,066	$371,738	$359,847	$2,430,239	$3,302,384

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

4.    Marketable securities— (Continued)

Net investment gain (loss) for the years ended December 31, 2004, 2005 and 2006 consists of the following:

	For the years ended December 31,
	2004	2005	2006
Gross realized gain (loss) from sales of marketable securities	$17,571	$(196,003)	$8,435
Net unrealized holding gain (loss)	(225,335)	(11,727)	875,734

Net investment gain (loss)	$(207,764)	$(207,730)	$884,169

5.    Inventory

Inventory consists of the following:

	December 31,
	2004	2005	2006
Raw materials and work in progress	$117,571	$1,700,641	$1,515,225
Finished goods and merchandise goods	1,307,990	3,775,097	6,299,477

	$1,425,561	$5,475,738	$7,814,702

6.    Other prepaid expenses and current assets

Other prepaid expenses and current assets consist of the following:

	December 31,
	2004	2005	2006
Advances to employees	$181,966	$425,178	$304,311
Advances to suppliers	930,070	826,704	4,328,875
Agency fee receivable	183,137	451,599	209,058
Rental and other deposits	231,258	302,363	10,988
Deposits for future investments in equity investments	1,077,750	—	—
Other prepaid expenses	361,049	996,678	971,385
Notes receivable	—	79,304	243,318
Other receivable for subcontracted advertising time	—	5,421,179	4,598,717

	$2,965,230	$8,503,005	$10,666,652

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

7.    Property and equipment, net

Property and equipment consist of the following:

	December 31,
	2004	2005	2006
Buildings	$1,264,738	$1,297,069	$1,340,506
Leasehold improvements	136,650	434,119	948,846
Machineries	42,047	122,308	136,030
Computers and office equipment	1,357,121	2,390,275	3,531,234
Vehicles	1,140,045	1,553,935	1,705,572

	$3,940,601	$5,797,706	$7,662,188
Less: accumulated depreciation and amortization	(865,011)	(1,444,736)	(2,505,032)

	$3,075,590	$4,352,970	$5,157,156

Depreciation and amortization expense for property and equipment was $378,472, $621,315 and $1,012,275 for the years ended December 31, 2004, 2005 and 2006, respectively.

8.    Acquired intangible assets, net

Acquired intangible assets, net consist of the following:

	December 31,
	2004	2005	2006
Distribution network	$—	$3,425,945	$3,425,945
Trademarks	108,717	2,257,148	2,321,376
Patents	186,416	303,326	324,850
Know-how	36,247	37,174	38,419
Website	—	1,184	1,184

	$331,380	$6,024,777	$6,111,774
Less: accumulated amortization:	(226,987)	(515,922)	(1,010,207)

Acquired intangible assets, net	$104,393	$5,508,855	$5,101,567

The Group has recorded amortization expense of $64,983, $308,774 and $509,711 for the years ended December 31, 2004, 2005 and 2006, respectively. The Group will record $482,887, $476,224, $470,994, $469,300 and $429,416 for 2007, 2008, 2009, 2010 and 2011, respectively.

9.    Short-term bank loans

In 2004, the Group had three new short-term bank loans in the amounts of $241,648 (“Loan A”), $483,296 (“Loan B”) and $241,648 (“Loan C”). Loan A bore interest at 5.04% per annum and was repaid on October 14, 2004. Loan B bore interest at 5.31% per annum and was repaid on March 4, 2005. Loan C bore interest at 5.04% per annum and was repaid on April 14, 2005. Loan B was guaranteed by Shanghai Caohejing Hi-Tech Park Development Co., Ltd for no charge. As of December 31, 2004, the short-term bank loans outstanding were $724,944.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

9.    Short-term bank loans — (Continued)

In 2005, the Group had a new short-term bank loan in the amount of $247,825 which bore interest at 5.22% per annum and was repaid on February 8, 2006.

In 2006, the Group had a new short-term bank loan in the amount of $250,138 which bore interest at 5.58% per annum and was repaid on December 29, 2006.

The average interest rates were 5.08%, 5.22% and 5.52% for the years ended December 31, 2004, 2005 and 2006, respectively.

10.    Dividend payable

In 2004, the Group declared dividends to its equity shareholders in the amount of $7,790,724, and $2,510,724 was paid in 2004 with the remaining $5,280,000 paid in 2005. On January 1, 2005, the Group declared and paid out dividends of $1,077,750 to its equity shareholders.

11.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2004	2005	2006
Other taxes payable	$2,344,479	$1,646,003	$838,887
Accrued employee payroll and welfare	484,450	1,691,183	2,125,227
Other payable	811,104	1,563,571	1,049,659
Accrued expenses	378,099	632,940	1,309,541
Accrued offering costs	—	—	825,954
Advances from customers	353,143	665,405	975,539

	$4,371,275	$6,199,102	$7,124,807

Other taxes payable mainly consist of value-added tax payable and sales taxes payable. The Group’s PRC subsidiaries are subject to value-added tax at a rate of 17% on product purchases and sales amount. Value-added tax payable on sales is computed net of value-added tax paid on purchases. The Group’s PRC subsidiaries are also subject to business tax at a rate of 5% on sales related to service rendered.

In 2006, the Group incurred costs attributable to the planned initial public offering of $3,165,760, which were recorded as general and administrative expenses. As of December 31, 2006, the Group has no deferred costs related to the offering.

12.    Share-based compensation

Prior to 2005 the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

In March 2005, the Group adopted the 2005 Equity Incentive Plan and the 2005 Equity Incentive Plan B (collectively, the “2005 Option Plan”) which allows the Group to offer a variety of incentive awards to

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

12.    Share-based compensation — (Continued)

employees, officers, directors or individual consultants or advisors who rendered services to the Group. In 2005, 9,415,366 ordinary shares were authorized under the 2005 Option Plan. In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) and authorized the issuance of 24,133,000 ordinary shares. Under the 2005 and 2006 Option Plans, the options and Share Appreciation Rights (“SARs”) are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s Board of Directors at the date of grant and expire after ten year and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain options and SARs granted vest immediately upon grant, and certain SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

The Group recorded compensation expense of $2,336,374 for the year ended December 31, 2005, in accordance with APB 25. The Group adopted the provisions of SFAS 123-R effective January 1, 2006 and recorded compensation expense of $8,672,942, which also included $1,903,454 incremental compensation expense for the exercise price modification on September 27, 2006, as mentioned below, for the year ended December 31, 2006.

As a result of adopting SFAS 123-R income before income tax and net income were both higher by $7,989,458 than if the Group had continued to account for share-based compensation under APB 25. The impact on basic and diluted earnings per share in 2006 was $0.12 and $0.11 per share, respectively.

The derived fair value of the ordinary shares underlying the options and SARs was determined based on a retrospective third-party valuation using generally accepted valuation methodologies, including a weighted average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

12.    Share-based compensation — (Continued)

The fair value of each option/SAR granted was estimated on the date of grant using the BSM option-pricing formula with the below assumptions. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Group uses historical data to estimate option/SAR exercise and employee termination within the pricing formula. The expected term of options/SARs granted represents the period of time that options/SARs granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option/SAR is based on the yield of Chinese International Bond.

	Options/SARs without performance condition	SARs with performance condition
Average risk-free rate of return	5.03-5.28%	5.28-5.61%
Weighted average expected option/SAR life	3.55-3.58 years	4.08-4.58 years
Volatility rate	38.66-42.18%	43.45-44.73%
Dividend yield	0%	0%

On September 27, 2006, the Group modified the exercise prices for options granted on November 4, 2005 from $5.00 to $3.00, and SARs granted on May 1, 2006 and July 6, 2006 from $7.00 to $3.50 for 153 individuals. The total incremental compensation expense resulting from the modification was $3,165,873, of which $1,903,454 was recognized in 2006.

All the amounts below reflect the modification of exercise prices of options and SARs.

The weighted-average fair value of options and SARs granted as of December 31, 2005 and 2006 was $1.40 and $1.91, respectively.

A summary of the options and SARs activities are as follows:

	Number of options/SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Options/SARs outstanding at December 31, 2004	—	$—
Granted	9,053,026	$1.80

Options/SARs outstanding at December 31, 2005	9,053,026	$1.80

Granted	8,866,100	$4.75
Forfeited	(1,590,000)	$6.98

Options/SARs outstanding at December 31, 2006	16,329,126	$2.90	7.06 years	2,827,432

Options/SARs vested or expected to vest at December 31, 2006	14,749,126	$2.46	7.25 years	2,827,432

Options/SAR exercisable at December 31, 2006	9,108,875	$2.29	7.64 years	1,898,684

The total fair value of options and SARs vested in 2004, 2005 and 2006 was nil, $7,342,168 and $8,659,928, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

12.    Share-based compensation — (Continued)

As of December 31, 2006, there was $10,150,872 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2005 and 2006 Option Plans, which is expected to be recognized over a weighted-average period of 1.98 years.

The Group has excluded the SARs outstanding of 1,580,000 as of December 31, 2006 from the compensation expense as these SARs are only vested upon the satisfaction of certain performance targets.

The following table summarized information regarding SARs issued within twelve months prior to December 31, 2006:

Grant Date	Number of SARs issued	Fair value of ordinary shares at grant date	Original exercise price	Modified exercise price	Intrinsic value	Type of valuation
May 1, 2006	3,260,000	$7.00	$7.00	$3.50	—	*
May 1, 2006	3,160,000	$7.00	$7.00	N/A	—	*
July 6, 2006	370,000	$7.00	$7.00	$3.50	—	*
September 27, 2006	2,076,100	$3.12	$3.50	N/A	—	*

	8,866,100

*	The fair value was determined based on a retrospective third party valuation.

13.    Taxation

Acorn International is a tax-exempted company incorporated in the Cayman Islands.

China DRTV is a tax-exempted company incorporated in the British Virgin Islands.

The Group’s subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

For 2004, prior to the Group’s Restructuring, the Group’s Combined Entities and their subsidiaries benefited from favorable tax arrangements provided by the local tax bureau responsible for overseeing the assessment of taxes related to the Group’s operations.

Acorn Information, Shanghai Yimeng, and Shanghai Advertising, registered in Pudong New District, Shanghai of the PRC, are subject to 15% CIT pursuant to the local tax preferential arrangement. Shanghai An-Nai-Chi, Acorn Electronic and Shanghai HJX, registered in Qingpu, Shanghai of the PRC, are subject to 27% CIT as qualified foreign-invested manufacturing entities. The Group’s remaining entities registered in the PRC are subject to a statutory CIT rate of 33% in accordance with the relevant PRC Corporate Income Tax Laws.

Shanghai An-Nai-Chi, Acorn Electronic and Shanghai HJX, as foreign-invested manufacturing enterprises which are scheduled to operate for at least 10 years are entitled to a two-year exemption and a three-year 50% rate reduction starting from the first profit making year after absorbing all prior year tax losses which can be carried forward for five years (the “Tax Holiday”). Shanghai Advertising is exempted from CIT in the two years

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

13.    Taxation — (Continued)

ended December 31, 2006 and Shanghai Network is exempted from CIT in the three years ending December 31, 2007 in accordance with the relevant PRC Corporate Income Tax Laws.

Acorn Information, as a recognized software company, is eligible for the Tax Holiday as well. On April 5, 2006, Acorn Information obtained approval for the Tax Holiday from 2005 from the local tax authority. As a result, Acorn Information obtained a tax refund of $604,049 in June 2006 for the CIT paid for 2005.

On April 4, 2006, Beijing Youngleda, as a recognized foreign-invested manufacturing enterprise, was approved to be subject to 27% CIT and entitled to the Tax Holiday from 2005 from the local tax authority and it has obtained a tax refund of $118,597 in June 2006 for the CIT paid in 2005.

Shanghai Yimeng, as a recognized software company, is eligible for the Tax Holiday as well. On July 4, 2006, Shanghai Yimeng obtained approval for the Tax Holiday from 2006 from the local tax authority.

Tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately nil, $19,536,819 and $20,986,776 in 2004, 2005 and 2006, respectively (representing a reduction in basic earnings per share of nil, $0.32 and $0.30 and diluted earnings per share of nil, $0.30 and $0.28 in 2004, 2005 and 2006, respectively).

The principal components of the Group’s deferred income tax assets are as follows:

	December 31,
	2004	2005	2006
Deferred tax assets:
Allowance and reserves	$—	$11,762	$25,383
Salary and bonus accrual	—	—	25,514
Depreciation and amortization	—	2,836	15,834
Revenue recognition difference	—	2,255	29,193
Net operation loss	—	—	58,556
Inventory	—	44,497	70,559

Total deferred tax assets	$—	$61,350	$225,039

As of December 31, 2006, the Group had net tax loss carrying forward of $216,874. The net tax loss will expire in five years from the respective financial year which the loss was incurred.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

13.    Taxation — (Continued)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	For the years ended December 31,
	2004		2005		2006
Statutory rate	33%		33%		33%
Effect of special taxing method of certain PRC subsidiaries	(30%	)	—		—
Tax effect of share-based compensation that are not deductible in determining taxable profit	—		7%		75%
Tax effect of change in fair value in warrant liability that are not deductible in determining taxable profit	—		31%		—
Tax effect of offering cost that are not deductible in determining taxable profit	—		—		27%
Tax effect of advertising expenses that are not deductible in determining taxable profit	—		137%		420%
Tax effect of payroll expenses that are not deductible in determining taxable profit	—		—		22%
Tax effect of other expenses that are not deductible in determining taxable profit	—		1%		5%
Tax effect of acquired intangible assets’ amortization that are not deductible in determining taxable profit	—		1%		4%
Effect of different tax rates of PRC subsidiaries	—		(18%	)	(61%	)
Effect of tax holiday granted to PRC subsidiaries	—		(185%	)	(523%	)
Effect of tax refund	—		—		(20%	)

Effective tax rate	3%		7%		(18%	)

In 2005 and 2006, the Group did not record a valuation allowance as it believed that it was more likely than not that all of the deferred tax assets would be realized. In 2004 the Group did not have any significant timing differences resulting in deferred tax assets.

In 2004, 2005 and 2006, the Group did not have any timing differences resulting in deferred tax liabilities.

14.    Other income (expenses), net

Other income (expenses), net consists of the following:

	For the years ended December 31,
	2004	2005	2006
Marketable securities gain (loss)	$(207,764)	$(207,730)	$884,169
Interest income	139,832	526,940	818,990
Other income	58,896	268,502	477,879

	$(9,036)	$587,712	$2,181,038

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

15.    Income per share

In 2005, the Group had securities outstanding which could potentially dilute basic income per share, but which were excluded from the computation of diluted income per share in the year presented as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	For the years ended December 31,
	2004	2005	2006
Warrants to purchase Series A-1 convertible redeemable preferred shares	—	2,882,155	—

16.    Convertible redeemable preferred shares

In January 2005, the Group issued 17,709,815 Series A convertible redeemable preferred shares to SB Asia Investment Fund II L.P. (“SAIF”) for consideration of US$1.98 per share for total proceeds of US$32,479,902, net of issuance costs of $2,520,098. In conjunction with the issuance of Series A preferred shares, the Group also issued a detachable warrant to SAIF for no additional consideration. As per the warrant agreement, SAIF could purchase an aggregate of 2,882,155 Series A-1 convertible redeemable preferred shares at a per share exercise price of US$2.78. The proceeds received in the Series A convertible redeemable preferred shares offerings were first allocated between the convertible instrument and the warrants on a residual fair value basis. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to common shareholders in the accompanying consolidated combined statements of operations and amounted to $161,400, and $161,400 for the years ended December 31, 2005 and 2006, respectively.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares, since the initial conversion price of Series A convertible redeemable preferred shares is equal to the issuance price, which was negotiated and agreed between the Group and the external investor on an arm’s length basis and, which was determined by management to approximate the fair value of the Group’s ordinary shares at the commitment date since there was no existence of a public or active market of the Group’s ordinary shares, nor were there any cash transactions involving the Group’s ordinary shares that occurred prior to this date.

Redemption

(1)	Optional Redemption for Failure to List. Beginning on the date that is five (5) years from January 1, 2005, at the written request of Holders of at least a majority of the then outstanding Preferred Shares, voting together as a single class, such Holders may require that the Group redeem all or part of the then outstanding Preferred Shares in accordance with the terms (including as to the date of redemption) of the request made by such Holders of outstanding Preferred Shares. The redemption price for each Preferred Share redeemed shall be equal to one hundred fifty percent (150%) of the Original Issue Price (as adjusted for any dividend of shares, division or combination of shares, recapitalizations and the like) of such Preferred Shares, plus all dividends accrued and unpaid with respect thereto (the “Redemption Price”).

The holders of the Group’s series A and A-1 convertible redeemable preferred shares on January 1, 2006 (i) waived their rights to require the Group to redeem the holders’ shares at the holders’ election if the Group has failed to consummate an initial public offering by January 2010 and (ii) agreed that

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

16.    Convertible redeemable preferred shares — (Continued)

Redemption — (Continued)

upon any liquidation or deemed liquidation of the Group as a result of the sale of the Group, including by merger, the preferred holders would receive 100%, rather than 150%, of their original issue price from the liquidation/sales proceeds before ratably distributing the balance to the holders of the Group’s ordinary shares and preferred shares on an as-if-converted basis.

(2)	Optional Redemption for Change In Law. Following the date hereof, in the event any Government Authority adopts, restates or amends any Law that would prohibit any Holder of Preferred Shares (for no fault of such Holder) from continuing to hold such shares or from enjoying the benefits of a merger, sale, consolidation, or other disposition of the Group or of all or any material part of the assets of the Group, then such Holder may redeem from time to time the Preferred Shares held thereby until that date on which such Law is revoked. The redemption price for each Preferred Share redeemed pursuant to this paragraph (2) shall be equal to the greater of (a) the Redemption Price as set forth in paragraph (1) above or (b) the Fair Value of such share. For purposes of this paragraph (2), “Fair Value” means, with respect to any Preferred Share redeemed pursuant to this paragraph (2), the fair value that would be received by the Holder of such share in a sale of the Group as a going concern to a bona fide third party buyer at the time of redemption, as determined by a “big 4” firm of independent public accountants appointed by members representing not less than a majority of the redeemed Preferred Shares.

(3)	Insufficient Funds. If the Group’s funds which are legally available on the date that any redemption payment is due are insufficient to pay in full all redemption payments to be paid on such date, those funds which are legally available shall be used to pay all redemption payments due on such date ratably in proportion to the full amounts to which the Holders to which such redemption payments are due would otherwise be respectively entitled thereon.

Conversion

Each preferred share is convertible into one share of ordinary share at a conversion price equal to the Original Issue Price for such series of Preferred Shares subject to adjustment for stock dividends, stock splits, combinations and similar events and certain share issuances at prices below the Original Issue Price.

Voting rights

Each Preferred Share shall be entitled to such number of votes as equals the whole number of Ordinary Shares into which such Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is first solicited. Except as otherwise provided in the Memorandum and Articles of Association, or as required by law, the members holding Preferred Shares shall vote together with the members holding Ordinary Shares, and not as a separate class or series, on all matters put before them.

Dividends

The Preferred Shares shall be entitled to receive, when, as, if, and in such an amount as, declared by the Board of Directors (which must include the approval of the SAIF Directors), dividends, on a pari passu and pro rata on an as-converted to Ordinary Shares basis with payment of any dividend (other than dividends payable solely in Ordinary Shares or Ordinary Share Equivalents) with respect to the Ordinary Shares.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

16.    Convertible redeemable preferred shares — (Continued)

Liquidation preference

Upon any liquidation, dissolution or winding up of the Group, either voluntary or involuntary, before any distribution or payment shall be made with respect to any Ordinary Shares, an amount shall be paid on a pari passu basis with respect to each Preferred Share equal to (i) one hundred percent (100%) of the respective Original Issue Price (as adjusted for any dividend of shares, division or combination of shares recapitalizations and the like) plus (ii) all dividends declared and unpaid with respect thereto (the “Preference Amount”).

17.    Warrants

In conjunction with the Series A convertible redeemable preferred shares, the Group granted 2,882,155 warrants to purchase Series A-1 convertible redeemable preferred shares. The warrants had an exercise price of $2.78 per share and were exercisable commencing from January 1, 2005 until on the date which is earlier of (i) the five years anniversary of January 1, 2005 or (ii) the date of closing of a Qualified Initial Public Offering. The warrant was deemed a freestanding derivative liability which requires the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. The fair value of the warrants was $807,003 at the grant date, estimated on the basis of the BSM option-pricing formula with the following assumptions:

2005
Expected volatility	44.60%
Risk-free interest rate	3.67%
Expected dividend payment rate as a percentage of the ordinary share price on the date of grant	3.06%
Contractual life of the warrant	890 days

The warrant was exercised in full on December 28, 2005 for total proceeds of US$8,000,000. The Group recorded a charge for the change in fair value in the warrant liability of $10,058,721 in the consolidated combined statements of operations up to the date the warrant was exercised.

18.    Ordinary shares

(a)	On June 30, 2003, to reward James Yujun Hu, the Group’s chief executive officer (“CEO”) since 2000, for services delivered, Robert Roche transferred 3.8% of his ownership interest in both Beijing Acorn and Shanghai Acorn to James Yujun Hu. Although he intended to transfer to James Yujun Hu a similar interest in Shanghai Trade, the smallest of the three Combined Entities, due to regulatory delays at the time that transfer was not effected. Consequently, James Yujun Hu owned 3.8% less, and Robert Roche’s owned 3.8% more, of Shanghai Trade, however, the parties operated on the basis and believed that all three were owned in the same percentage. This resulted in a compensation charge of $957,220 recorded in the Group’s 2003 operating results as a general and administrative expense. The fair market value of Acorn’s ordinary shares on the date of transfer to James Yujun Hu has been based on a retrospective unrelated third-party valuation.

(b)	On December 29, 2004, the Group issued 10,000,000 ordinary shares to the shareholders of the Combined Entities with identical shareholdings.

(c)	On January 6, 2005, the Group issued 36,809,668 ordinary shares to the existing shareholders in connection with the Restructuring for subscription receivables of $368,097. The full amount was

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

18.    Ordinary shares — (Continued)

received on March 14, 2006. Accordingly, the Group retroactively restated the shares outstanding of 46,809,668 in 2003 and 2004.

(d)	On June 1, 2005, one of the shareholders redeemed 5,873,112 shares of the ordinary shares for the cash proceeds of $9,720,000.

(e)	On August 20, 2005, the Group issued 8,042,838 ordinary shares subsequent to the acquisition of 49% of the outstanding ordinary shares of Shanghai HJX (Note 3) for subscription receivable of $9,289,478. For acquisition accounting purposes, this issuance was deemed to be part of the acquisition.

19.    Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $76,608, $258,888 and $809,473 for the years ended December 31, 2004, 2005 and 2006, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $43,776, $137,386 and $659,119 for the years ended December 31, 2004, 2005 and 2006, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% and 5% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve and statutory public welfare reserve, respectively. Based on newly revised PRC Company Law which took effect on January 1, 2006, the Group’s PRC subsidiaries are no longer required to make appropriations to the statutory public welfare reserve but appropriation to the statutory surplus reserve are still required. The Group has statutory reserve balance of $2,735,946, nil and $2,402,544 as of December 31, 2004, 2005 and 2006, respectively. According to the plan of Restructuring, the reserved funds carried forward from the entities which have been liquidated have been reinvested into the Group.

The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity. The statutory public welfare reserve shall only be used for the collective welfare of staff and workers. The statutory public welfare reserve is non-distributable.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

20.    Commitments and contingencies

(A)    Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2004, 2005 and 2006 were $360,668, $743,467 and $1,463,975, respectively.

As of December 31, 2006, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2007	$1,622,156
2008	1,230,271
2009	399,513
2010	69,180
2011 and thereafter	40,019

$3,361,139

(B)    Advertising commitments

As of December 31, 2006, the commitments for the advertising contracts signed by the Group were as follows:

2007	$56,881,448
2008	6,364,875

$63,246,323

Of the total commitments, $24,794,159 were prepaid as of December 31, 2006.

(C)    Litigations

On April 19, 2006, Beijing Huashi Industrial Company brought a lawsuit against the Group in Beijing Xicheng District People’s Court, alleging that transfers of trademarks as well as fixed and moveable assets in connection with the Group’s acquisition of the oxygen generating devices business from its subsidiary in 2000 violated PRC laws that require a valuation and approval of transferred state-owned assets to be undertaken, and such transfers should, as a consequence, be voided. The Group believes that a judgement will soon be issued in the near future. PRC litigation counsel has advised the Group it is possible that the transfer of the Youngleda assets could be declared void by the court. If the transfer is declared void, however, the plaintiff will need to bring a second action to seek either return of the assets or damages. The Group believes that (i) the return of the assets would be impractical and (ii) the amount of any damages claimed would be the difference between the actual purchase price and the value of the assets as of the date of transfer as determined by an appraisal report, which would be prepared in accordance with the relevant PRC regulations, and that such difference, if any, would be insignificant. The Group is in the process of evaluating this litigation and intends to defend any action to declare the transfer void or seeking return of the assets or damages if the initial action is successful. At this time, the Group cannot predict or assess with any degree of certainty either the outcome of this litigation or negative impact on the oxygen generating device business operations or the overall financial performance an unfavorable judgement would have on the Group.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

21.    Segment and geographic information

The Group engages primarily in television-based direct sales, television sales program or infomercials, distribution sales through its national distribution network and catalogue marketing and sales in the PRC.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has only two operating and reporting segments, which are direct sales, net and distribution sales, net.

The Group’s chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not practical to show profit or loss by reportable segments. Also, the Group’s chief decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

The Group’s revenues are all generated from external customers in the PRC. The revenues by each group of similar products and services are as follows:

	For the years ended December 31,
	2004	2005	2006
Product
Electronic learning device	$24,758,029	$73,027,893	$62,463,799
Beauty and health products	47,325,268	54,235,034	55,036,988
Cell phones	—	—	27,839,627
Consumer electronics	17,902,762	35,453,240	23,550,401
Marketing service revenues	—	—	6,683,429
Subscription service revenues	—	—	4,654,020
Collectible products	—	—	7,973,809
Other products	5,231,668	7,860,643	9,009,136

Total gross revenues	$95,217,727	$170,576,810	$197,211,209
Less: sales taxes	(157,776)	(237,228)	(712,918)

Total revenues, net	$95,059,951	$170,339,582	$196,498,291

The gross profit by segments is as follows:

	For the years ended December 31,
	2004	2005	2006
Direct sales	$35,211,436	$50,181,880	$75,397,498
Distribution sales	23,743,318	49,945,764	47,827,436

Total	$58,954,754	$100,127,644	$123,224,934

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

21.    Segment and geographic information — (Continued)

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

As of December 31, 2004, 2005 and 2006, there was no customer which accounted for 10% or more of the Group’s net revenues.

22.    Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group including a family member of the Group’s CEO and a close family relative of an executive officer of the Group. Details of the transactions for the years ended December 31, 2004, 2005 and 2006 were as follows:

	For the years ended December 31,
	2004	2005	2006
Sales	$5,789,411	$32,827,451	$25,520,826
Accounts receivable, net	$1,044,172	$733,089	$733,058

These sales represented 6.1%, 19.2% and 12.9% of the total revenues in the years of 2004, 2005 and 2006, respectively. The sales with the single entity owned by a family member of the Group’s CEO were $320,634, $824,098 and $871,126 for the years ended December 31, 2004, 2005 and 2006, respectively. The sales with the entities owned by a close family relative of an executive officer of the Group were $720,407, $838,484 and $657,184 for the years ended December 31, 2004, 2005 and 2006, respectively.

23.    Transaction with certain shareholders

The Group’s customers include distributors who are owned by certain shareholders and their relatives, none of whom are principal shareholders. Details of the transactions for the years ended December 31, 2004, 2005 and 2006 were as follows:

	For the years ended December 31,
	2004	2005	2006
Sales	$4,992,570	$14,232,674	$11,576,917
Accounts receivable, net	$58,271	$37,948	$218,311

These sales represented 5.2%, 8.3% and 5.9% of the total revenues in the years of 2004, 2005 and 2006, respectively.

24.    Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to $10,956,574 as of December 31, 2006. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 19. In addition, as a result of

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In US dollars, except share data, unless otherwise stated)

24.    Restricted net assets — (Continued)

the Restructuring, retained earnings of $21,293,954 related to the Combined Entities and their subsidiaries was unavailable for distribution as a normal dividend to China DRTV in accordance with relevant PRC Company Law.

25.    Subsequent events

On January 22, 2007, the Group established a wholly-owned subsidiary, Beijing HJZX Software Technology Development Co., Ltd..

On February 13, 2007, the Group established a subsidiary, Zhongshan Meijin Digital Technology Co., Ltd., the ownership of the Group in this entity is 75%.

*    *    *    *    *

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	2004	2005	2006
Assets
Current assets:
Cash and cash equivalents	$1,028,283	$12,917,136	$11,291,877
Amounts due from subsidiaries	—	9,756,817	9,008,956

Total current assets	1,028,283	22,673,953	20,300,833

Investments in subsidiaries	515,087	42,928,141	61,254,033

Total assets	$1,543,370	$65,602,094	$81,554,866

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Other liabilities	$1,200,000	$24,073	$855,955

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized and nil, 17,709,815 and 17,709,815 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively) (liquidation value $35,000,000)	—	31,834,299	31,995,699
Series A-1 convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized and nil, 2,882,155 and 2,882,155 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively) (liquidation value $8,000,000)	—	18,865,724	18,865,724
Shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000, 100,000,000 and 100,000,000 shares authorized as of December 31, 2004, 2005 and 2006, respectively; 46,809,668, 48,979,394 and 48,979,394 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively)	100,000	489,794	489,794
Additional paid-in capital	256	26,303,931	33,364,641
Subscription receivable	—	(9,657,575)	(9,289,478)
Deferred share-based compensation	—	(1,612,232)	—
Retained earnings (deficit)	250,405	(1,540,734)	2,242,779
Accumulated other comprehensive income (loss)	(7,291)	894,814	3,029,752

Total shareholders’ equity	343,370	14,877,998	29,837,488

Total liabilities, mezzanine equity and shareholders’ equity	$1,543,370	$65,602,094	$81,554,866

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	2004	2005	2006
Operating expenses:
Other selling and marketing	$—	$406,633	$1,168,514
General and administrative	—	2,209,771	11,182,674

Total operating expenses	—	2,616,404	12,351,188

Loss from operations	—	(2,616,404)	(12,351,188)

Equity in earnings of subsidiaries	250,178	20,638,705	15,951,502

Other income (expenses):
Other income, net	227	67,950	344,599
Change in fair value in warrant liability	—	(10,058,721)	—

Total other income (expenses)	227	(9,990,771)	344,599

Income before income taxes	250,405	8,031,530	3,944,913
Income taxes	—	—	—

Net income	250,405	8,031,530	3,944,913
Deemed dividend on Series A convertible redeemable preferred shares	—	(161,400)	(161,400)

Income attributable to holders of ordinary shares	$250,405	$7,870,130	$3,783,513

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In US dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Deferred share-based compensation	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total	Comprehensive income
	Shares	Amount
Balance at January 1, 2004	46,809,668	$—	$—	$—	$—	$—	$—	$—
Cash injection as additional paid-in capital	—	—	256	—	—	—	—	256
Issuance of ordinary shares to incorporate China DRTV	—	100,000	—	—	—	—	—	100,000
Foreign currency translation adjustments	—	—	—	—	—	—	(7,291)	(7,291)	$(7,291)
Net income	—	—	—	—	—	250,405	—	250,405	250,405

Balance at December 31, 2004	46,809,668	$100,000	$256	$—	$—	$250,405	$(7,291)	$343,370	$243,114

Recapitalization in connection with Restructuring	—	368,097	—	(368,097)	—	—	—	—
Issuance of ordinary shares in connection with the acquisition of Shanghai HJX	8,042,838	80,428	22,355,069	(9,289,478)	—	—	—	13,146,019
Redemption of ordinary shares	(5,873,112)	(58,731)	—	—	—	(9,661,269)	—	(9,720,000)
Deferred share-based compensation	—	—	3,948,606	—	(3,948,606)	—	—	—
Amortization of share-based compensation expenses	—	—	—	—	2,336,374	—	—	2,336,374
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	902,105	902,105	$902,105
Net income	—	—	—	—	—	8,031,530	—	8,031,530	8,031,530

Balance at December 31, 2005	48,979,394	$489,794	$26,303,931	$(9,657,575)	$(1,612,232)	$(1,540,734)	$894,814	$14,877,998	$8,933,635

Adjustment for adoption of SFAS 123-R	—	—	(1,612,232)	—	1,612,232	—	—	—
Amortization of share-based compensation expenses	—	—	8,672,942	—	—	—	—	8,672,942
Collection of subscription receivable	—	—	—	368,097	—	—	—	368,097
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	2,134,938	2,134,938	$2,134,938
Net income	—	—	—	—	—	3,944,913	—	3,944,913	3,944,913

	48,979,394	$489,794	$33,364,641	$(9,289,478)	$—	$2,242,779	$3,029,752	$29,837,488	$6,079,851

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	2004	2005	2006
Operating activities:
Income attributable to holders of ordinary shares	$250,405	$7,870,130	$3,783,513
Deemed dividend on Series A convertible redeemable preferred shares	—	161,400	161,400

Net income	250,405	8,031,530	3,944,913
Share-based compensation	—	2,336,374	8,672,942
Equity in earnings of subsidiaries	(250,178)	(20,638,705)	(15,951,502)
Change in fair value in warrant liability	—	10,058,721	—
Amortization	—	238,758	427,548
Changes in operating assets and liabilities:
Amounts due from subsidiaries	—	(9,756,817)	747,861
Other liabilities	1,200,000	(1,175,927)	831,882

Net cash provided by (used in) operating activities	$1,200,227	$(10,906,066)	$(1,326,356)

Investing activity:
Investments in subsidiaries	(272,200)	(7,964,983)	(667,000)

Net cash used in investing activity	$(272,200)	$(7,964,983)	$(667,000)

Financing activities:
Payment for redemption of ordinary shares	—	(9,720,000)	—
Proceeds from issuance of Series A convertible redeemable preferred shares (net of issuance cost of $2,520,098)	—	32,479,902	—
Proceeds from exercise of warrants	—	8,000,000	—
Issuance of ordinary shares	100,256	—	—
Collection of subscription receivable	—	—	368,097

Net cash provided by financing activities	$100,256	$30,759,902	$368,097

Net increase in cash and cash equivalents	$1,028,283	$11,888,853	$(1,625,259)
Cash and cash equivalents at the beginning of the year	—	1,028,283	12,917,136

Cash and cash equivalents at the end of the year	$1,028,283	$12,917,136	$11,291,877

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

(In US dollars)

	Balance at beginning of year	Charge to (Reduction of) cost and expenses	Charge taken against allowance	Balance at end of year
Allowance for doubtful accounts:
December 31, 2004	$280,285	$424,766	$(195,042)	$510,009
December 31, 2005	510,009	705,385	(636,734)	578,660
December 31, 2006	578,660	331,552	(401,383)	508,829

7,700,000

American Depositary Shares

Representing 23,100,000 Ordinary Shares

Acorn International, Inc.

P R O S P E C T U S

Merrill Lynch & Co.	Deutsche Bank Securities

CIBC World Markets

May 2, 2007